
08045530

*Clean energy for modern life*

# Questar Corporation

2007
Annual
Report
and
Form 10-K

# Questar Corporation

*Questar (NYSE:STR) is a natural gas-focused energy company with an enterprise value of about $11 billion. Questar finds, develops, produces, gathers, processes, transports, stores and distributes natural gas.*

## *Value Proposition*

Questar offers a lower-risk way to invest in the strong fundamentals of natural gas. Our primary growth drivers are gas and oil exploration and production and midstream field services. These businesses provide the potential for better growth and higher returns than regulated operations. Questar's regulated businesses — interstate natural gas transportation and storage and retail gas distribution — provide earnings that are less sensitive to commodity prices and pay most of the company's dividend.

## *2007 Highlights*

- Delivered 31.6% total return to shareholders
- Grew net income by more than 10% for the fifth straight year
- Grew Questar E&P natural gas and oil-equivalent production 8%
- Increased Questar E&P reserves 14%
- Replaced 268% of Questar E&P production at all-in cost of $1.94 per thousand cubic feet
- Eliminated pipeline bottlenecks in our core Rockies producing region



Stock Price*
$ Per Share, Year-End
17.58
25.48
37.85
41.53
54.10
YEAR 03 04 05 06 07


*Questar's stock price rose 30% in 2007 following a 10% increase in 2006.*



Earnings Per Share*
$ Per Diluted Share
1.03
1.34
1.87
2.54
2.88
YEAR 03 04 05 06 07


*Questar's earnings per share rose 13% in 2007 after a 36% increase in 2006.*



Annual Dividend*
$ Per Share
.39
.43
.45
.47
.49
YEAR 03 04 05 06 07


*Questar's annual dividend has increased 34 times in the last 35 years.*

** Adjusted for 2:1 stock split in June 2007*

# Financial Highlights

| $ Millions, except per-share amounts | Year Ended December 31 2007 | 2006 | 2005 | Percentage Increase (Decrease) 2006-2007 | 2005-2006 | Compound Annual Growth Rate 2002-2007 |
|---|---|---|---|---|---|---|
| Revenue | **$2,726.6** | $2,835.6 | $2,724.9 | **(4%)** | 4% | 18% |
| Operating income | **841.3** | 756.4 | 566.5 | **11** | 34 | 23 |
| Net income | **507.4** | 444.1 | 325.7 | **14** | 36 | 27 |
| Earnings per diluted common share | **$2.88** | $2.54 | $1.87 | **13** | 36 | 25 |
| Dividends per common share | **0.49** | 0.47 | 0.45 | **4** | 4 | 6 |
| Book value per common share | **14.92** | 12.83 | 9.08 | **16** | 41 | 17 |
| Stock price | **54.10** | 41.53 | 37.85 | **30** | 10 | 31 |
| Average common diluted shares outstanding | **175.9** | 175.2 | 174.3 | **0** | 1 | 1 |
| Total assets | **$5,944.2** | $5,064.7 | $4,374.3 | **17** | 16 | 14 |
| Net cash provided from operating activities | **1,141.0** | 965.0 | 695.8 | **18** | 39 | 20 |
| Capital expenditures | **1,398.3** | 916.1 | 712.7 | **53** | 29 | 31 |
| Capitalization | | | | | | |
| Long-term debt, less current portion | **$1,021.2** | $1,022.4 | $983.2 | **0** | 4 | (2) |
| Common shareholders' equity | **2,577.9** | 2,205.5 | 1,549.8 | **17** | 42 | 18 |
| Total | **$3,599.1** | $3,227.9 | $2,533.0 | **11** | 27 | 10 |
| Return on common shareholders' equity | **21.2%** | 23.7% | 21.8% | **(11)** | 9 | 9 |
| Pretax return on assets | **15.8%** | 16.4% | 14.5% | **(4)** | 13 | 9 |
| Employees | **2,324** | 2,188 | 2,105 | **6** | 4 | 1 |

**Net Income $507.4 Million**
**($ Millions)**


83%
9%
1%
Questar Market Resources* $420.8
Questar Pipeline $45.0
Questar Gas $37.4
Other $4.2

**Total Assets $5.9 Billion**
**($ Billions, Year-End)**


62%
19%
Questar Market Resources* $3.7
Questar Pipeline $1.1
Questar Gas $1.1

**Return on Assets - 2007**
**EBIT/Average Assets**


15.8%
19.8%
9.4%
7.5%
Questar Corp.
Market Resources*
Questar Pipeline
Questar Gas

*Questar focuses on return on assets; ROA drives value.*

**Return On Equity - 2007**
**Net Income/Average Equity**


14.5%
17.0%
21.8%
23.7%
21.2%
YEAR 03 04 05 06 07

*Questar's consolidated return on equity has exceeded 20% for the past three years.*

* *Includes Questar E&P, Wexpro, Questar Gas Management and Questar Energy Trading*

# Questar Corporation

*"Our mission is simple: We find, produce and deliver clean-burning natural gas that makes modern life possible."*

## *Dear Questar shareholder:*

Questar shareholders had another good year in 2007, realizing a 31.6% total return. If you've owned our shares for the past five years, you've realized a 33.4 % compound annual return, compared to 12.8 % for the S&P 500 Index.

For the fifth straight year we posted double-digit net income and earnings-per-share (EPS) growth. We grew net income 14% in 2007 to a record $507.4 million or $2.88 per diluted share, compared to $444.1 million or $2.54 per diluted share in 2006. The 2006 result included a $15.8 million or $0.09 per diluted share gain from the sale of non-core assets. Excluding that one-time item, we grew net income 18% in 2007.



Market Resources, our natural gas-focused exploration and production (E&P) and midstream field-services subsidiary, grew net income 18% to $420.8 million in 2007. All four Market Resources business units — Questar E&P, Wexpro, Gas Management and Energy Trading — posted double-digit increases in net income.

- Questar E&P grew net income 12% to $285.5 million in 2007, compared to $253.9 million in 2006. Questar E&P grew natural gas and oil-equivalent production 8% to 140.2 billion cubic feet equivalent (Bcfe) in 2007 — and 15% if you add back the unhedged production that we intentionally shut in due to low natural gas prices in the Rockies. Questar E&P grew proved reserves 14% to 1,868 Bcfe at year-end 2007 compared to year-end 2006, replacing 268% of its production at an all-in cost of $1.94 per thousand cubic feet equivalent (Mcfe).

- Wexpro, the second E&P business in our Market Resources group, grew net income 18% to $59.2 million from $50 million a year ago, driven by a 15% increase in investment base to $300 million. At year-end, Wexpro reported 642 Bcfe of cost-of-service reserves. Under the 1981 Wexpro Agreement, Wexpro earns a 19-20% after-tax unlevered return on its net investment in the development of Rockies natural gas reserves on behalf of its affiliate, Questar Gas.

- Gas Management, our Rockies-focused midstream field-services business that invests "hand-in-glove" with Questar E&P and Wexpro in the Rockies, grew net income 30% to $55.3 million in 2007, versus $42.6 million in 2006.

- Energy Trading, the unit that markets Questar E&P gas and oil production and owns a natural gas-storage facility in southwest Wyoming, more than doubled net income to $20.8 million in 2007, compared to $9.6 million in 2006.

- Our two regulated companies, Questar Pipeline and Questar Gas, earned a combined $82.4 million in 2007, the same as in 2006. Net income from Questar Pipeline, our Federal Energy Regulatory Commission-regulated natural gas transportation and storage business, declined 1% to $45 million from $45.4 million a year ago. Questar Gas, our state-regulated retail gas utility that distributes gas to 874,000

## Our 2007 Report Card

Long-time Questar owners know that each year in this letter we list our goals for the year ahead. We set goals to stretch ourselves beyond what our budgets suggest we can do. Then we hold ourselves accountable by tying incentive compensation to our performance against the key goals on this list.

### QUESTAR CORPORATION CONSOLIDATED 2007 GOALS:

- Grow consolidated EPS 10% to $2.70 per diluted share (excludes net gain on sale of assets in 2006).

  *Goal achieved. We grew EPS 13.4% to $2.88 per share in 2007.*

- Earn a consolidated 16% ROA.

  *Goal not achieved. We earned a consolidated 15.8% ROA in 2007.*

### QUESTAR MARKET RESOURCES 2007 GOALS:

- Earn a 20% ROA.

  *Goal not achieved. Market Resources earned a 19.8% ROA.*

- Grow Questar E&P production 6% to 137 Bcfe.

  *Goal achieved. Questar E&P grew production 8% to 140.2 Bcfe — despite intentional shut-ins of 10.3 Bcfe due to low gas prices in the Rockies.*

- Hold Questar E&P's three-year-average DD&A rate at $1.48 per Mcfe or less.

  *Goal achieved. Questar E&P's three-year average DD&A rate was $1.47 per Mcfe.*

- Develop significant new shale plays in the Vermillion and Uinta basins.

  *Goal achieved in the Uinta Basin but not in the Vermillion Basin.*

- Grow Wexpro net income 10%.

  *Goal achieved. Wexpro grew net income 18% in 2007.*

- Grow Gas Management net income 10%.

  *Goal achieved. Gas Management grew net income 30% in 2007.*

### QUESTAR PIPELINE 2007 GOALS:

- Earn a 10% ROA.

  *Goal not achieved. Questar Pipeline earned a 9.4% ROA in 2007.*

- Hold O&M per Dth of contract demand to $22.30 or less.

  *Goal achieved. Questar Pipeline reduced O&M per Dth to $19.30.*

- Complete Overthrust expansion to Wamsutter on schedule and within budget.

  *Goal achieved. We put this pipeline into service ahead of schedule.*

### QUESTAR GAS 2007 GOALS:

- Earn allowed 11.2% ROE.

  *Goal achieved. Questar Gas earned its allowed return for the third straight year.*

- Hold unit O&M costs to $137 per customer or less.

  *Goal achieved. Questar Gas held O&M costs to $136.1 per customer in 2007.*

- Improve customer-satisfaction rating (based on standard survey) to 6.1.

  *Goal achieved. Customer-satisfaction rating improved to 6.2 in 2007 — the highest rating in the more than 20 years of these surveys.*

homes and businesses, grew net income 1% to $37.4 million in 2007, versus $37.0 million in 2006. Questar Gas earned its allowed return on equity for the third straight year.

Questar Corporation's consolidated return on assets (ROA) — earnings before interest and income taxes divided by average total assets — was 15.8% in 2007, down slightly from 16.4% in 2006. We focus on returns on capital because the decisions we make about where and how to allocate capital drive long-term returns to shareholders.

## *Our five-year plan*

Let me turn now to the road ahead for Questar. In late 2007 the Questar board of directors endorsed our five-year business plan. Here are the highlights:

- Questar's mission is simple: We find, produce and deliver clean-burning natural gas that makes modern life possible.

- There may be no greater challenge facing mankind today than figuring out how to meet the energy needs of a planet that could have 10 billion people by mid-century. That challenge looks even more daunting when you consider that, of the 6.5 billion people living on the planet today, nearly two billion don't have electricity — have never flipped a light switch. Simply put, America and the world will need all the energy that companies like Questar can find, produce and deliver.

- We believe Congress will act to regulate carbon-dioxide emissions. When you do the math, the inescapable conclusion is that carbon regulation will result in greater use of clean-burning natural gas. You can cut carbon-dioxide emissions in half by using natural gas instead of coal to produce electricity. You can cut carbon dioxide emissions by 30% when you run a car on natural gas instead of gasoline — at a cost of less than $1 per gallon on an energy-equivalent basis. You also cut carbon emissions when you heat a home with natural gas instead of fuel oil or electricity. What's more, most of the natural gas that we use in America is produced in America — by Americans.

- We believe that our best risk-adjusted returns on capital will result from reinvestment in our E&P businesses — Questar E&P and Wexpro. We'll allocate capital accordingly — mindful that we must manage commodity-price risk and our E&P cost structure to ensure acceptable margins, cash flow and returns if prices decline.

- We believe our reputation as a responsible developer is a source of competitive advantage — one we intend to preserve. We're proud of our environmental performance — we go the extra mile to minimize the impact of our activities.

- Our Pinedale Anticline project will drive our growth over the next five years. Pinedale is the second largest natural gas field in the U.S. Questar E&P and Wexpro may have up to 1,600 gross well locations yet to drill at Pinedale — on top of the 250 Pinedale wells that were flowing to market at year-end 2007. We expect to recover gross reserves of, on average, 5-6 Bcfe per well, with current average gross well costs of about $5.7 million each — and those costs are trending down. We're using cutting-edge technologies to develop Pinedale gas while protecting the environment. For example, we use directional drilling from pads to minimize habitat impact. Flareless completions and lean-burn rig engines minimize air emissions. Our state-of-the-art liquids-gathering system eliminates tanker-truck traffic. Some groups would have Americans believe that it's not possible to develop natural gas on public lands without harming the environment. Our Pinedale development plan proves otherwise.

- In 2007 we confirmed deep-gas potential on our 120,000 net acres of leasehold in the Uinta Basin. We're targeting multiple tight-gas and shale-gas formations at depths from about 8,000 feet to 17,000 feet. The prize here is big — if we execute, Questar E&P Uinta Basin production could grow by close to 10% per year over the next five years.

- In this letter a year ago, I told investors that we intend to acquire more E&P assets in the Midcontinent. We've done it — on February 29 we completed the $659 million purchase of 22,000 net acres of leasehold near our core Elm Grove tight-gas play in northwest Louisiana. We're adding up to 852 future Questar E&P-operated development well locations, with an average working interest of about 97%. Estimated proved reserves are 276 Bcfe, and proved plus probable and possible reserves total 593 Bcfe. We expect to invest an additional $1.4 billion for full development. If we execute, these assets could add over 50 Bcfe per year to Questar E&P Midcontinent production by 2012.

- Wexpro also factors big in our five-year plan. We plan to invest about $700 million in Wexpro over the next five years, roughly half of that at Pinedale. If we execute, Wexpro net income could double by 2012.

- Gas Management's five-year plan depends on growth in Questar E&P, Wexpro and third-party production at Pinedale and in the Uinta Basin. Large blocks of acreage in the Green River and Uinta basins are dedicated to Gas Management under life-of-lease contracts, ensuring that our gathering and

## *Our 2008 Goals:*

**QUESTAR CORPORATION CONSOLIDATED 2008 GOALS:**

- Grow EPS 11% to $3.20 per diluted share or higher.
- Earn a consolidated 15% ROA.

**QUESTAR MARKET RESOURCES 2008 GOALS:**

- Earn an 18% ROA.
- Grow Questar E&P production 16% to 163 Bcfe.
- Hold Questar E&P's total cost structure to the lowest quintile in the industry compared to a universe of independent E&P peers.
- Obtain BLM approval for year-round drilling and completions on the Pinedale Anticline.
- Grow Wexpro net income 10% to $65 million.
- Grow Gas Management net income 15% to $64 million.

**QUESTAR PIPELINE 2008 GOALS:**

- Grow net income 22% to $55 million.
- Earn a 10% ROA.
- Secure long-term contracts/lease(s) for expansion of Overthrust Pipeline.

**QUESTAR GAS 2008 GOALS:**

- Earn 11.2% allowed ROE.
- Improve customer satisfaction rating to 6.25.
- Hold unit O&M costs to $137 per customer.

processing business will grow as production grows. Gas Management will expand both its Blacks Fork hub south of Pinedale and its Uinta Basin hub. If we execute, Gas Management net income could grow to nearly $100 million in 2012.

- Two years ago we gave Questar Pipeline a mandate: Help eliminate pipeline bottlenecks in our core Rockies producing basins. Questar Pipeline executed superbly in 2007, so we're expanding the mandate — we want our Pipeline team to help expedite a major new Rockies export pipeline. If we execute, we may have an opportunity to invest in that new pipeline. If we do, we may fund that investment by selling Overthrust into either a new or existing Master Limited Partnership in which we would hold a meaningful interest at the general-partner level.
- We'll allocate the capital Questar Gas needs to serve its customers safely and reliably.

## *Execution — it's all about people*

I've used the phrase "if we execute" throughout this letter. It really is all about execution. It's an understanding that "good enough" today won't be in the future. It's a relentless focus on performance and continuous improvement. It's about measuring results and holding ourselves accountable. It's about a culture that systematically exposes reality and acts on it. It's about recruiting, developing, retaining and rewarding our "doers" — Questar people who deliver results.

Execution is all about people.

On behalf of the people of Questar and our board of directors, thank you for the trust you place in us when you buy and hold our shares.

Sincerely,



Keith O. Rattie
Chairman, President and CEO

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Year Ended December 31, 2007**

**QUESTAR**

# QUESTAR CORPORATION

(Exact name of registrant as specified in charter)

| STATE OF UTAH | 1-8796 | 87-0407509 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization | (Commission File No.) | (I.R.S. Employer Identification No.) |

**180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433**
(Address of principal executive offices)

Registrant's telephone number: **(801) 324-5699**

Securities registered pursuant to Section 12(b) of the Act:

Common stock without par value

The above Securities are listed on the New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

Aggregate market value of the voting common equity held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second quarter (June 30, 2007): $9.1 billion.*

On January 31, 2008, 172,795,826 shares of the registrant's common stock, without par value, were outstanding.

Documents Incorporated by Reference. Portions of the Registrant's Definitive Proxy Statement (the "Proxy Statement") to be filed with respect to its Annual Meeting of Shareholders scheduled to be held on May 20, 2008.

*Calculated by excluding all shares held by directors and executive officers of registrant and three nonprofit foundations established by registrant without conceding that all such persons are affiliates for purposes of federal securities laws.

TABLE OF CONTENTS

## Where You Can Find More Information

Questar Corporation (Questar) and its principal subsidiaries, Questar Market Resources, Inc., Questar Pipeline Company and Questar Gas Company, each file annual, quarterly, and current reports with the Securities and Exchange Commission (SEC). Questar also regularly files proxy statements and other documents with the SEC. The public may read and copy these reports and any other materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains information filed electronically that can be accessed over the Internet at www.sec.gov.

Investors can also access financial and other information via Questar's web site at www.questar.com. Questar and each of its reporting subsidiaries make available, free of charge through the web site copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to such reports and all reports filed by executive officers and directors under Section 16 of the Exchange Act reporting transactions in Questar securities. Access to these reports is provided as soon as reasonably practical after such reports are electronically filed with the SEC. Questar's web site also contains Statements of Responsibility for Board Committees, Corporate Governance Guidelines and its Business Ethics and Compliance Policy.

Finally, you may request a copy of filings other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost by writing or calling Questar, 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433 (telephone number (801) 324-5000).

## Forward-Looking Statements

This Annual Report may contain or incorporate by reference information that includes or is based upon "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, exploration efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Among factors that could cause actual results to differ materially are:

- the risk factors discussed in Part I, Item 1A of this Annual Report;
- general economic conditions, including the performance of financial markets and interest rates;

- changes in industry trends;
- changes in laws or regulations; and
- other factors, most of which are beyond the Company's control.

Questar undertakes no obligation to publicly correct or update the forward-looking statements in this Annual Report, in other documents, or on the web site to reflect future events or circumstances. All such statements are expressly qualified by this cautionary statement.

## Glossary of Commonly Used Terms

**B**
Billion.
**bbl**
Barrel, which is equal to 42 U.S. gallons and is a common measure of volume of crude oil and other liquid hydrocarbons.
**basis**
The difference between a reference or benchmark commodity price and the corresponding sales price at various regional sales points.
**basis-only swap**
A derivative that "swaps" the basis (defined above) between two sales points from a floating price to a fixed price for a specified commodity volume over a specified time period. Typically used to fix the price relationship between a geographic sales point and a NYMEX reference price.
**Btu**
One British thermal unit – a measure of the amount of energy required to raise the temperature of a one-pound mass of water one degree Fahrenheit at sea level.
**cash flow hedge**
A derivative instrument that complies with Statement of Financial Accounting Standards (SFAS) 133, as amended, and is used to reduce the exposure to variability in cash flows from the forecasted physical sale of gas and oil production whereby the gains (losses) on the derivative transaction are anticipated to offset the losses (gains) on the forecasted physical sale.
**cf**
Cubic foot is a common unit of gas measurement. One standard cubic foot equals the volume of gas in one cubic foot measured at standard conditions – a temperature of 60 degrees Fahrenheit and a pressure of 30 inches of mercury (approximately 14.7 pounds per square inch).
**cfe**
Cubic feet of natural gas equivalents.
**development well**
A well drilled into a known producing formation in a previously discovered field.
**dewpoint**
A specific temperature and pressure at which hydrocarbons condense to form a liquid.
**dry hole**
A well drilled and found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of production exceed expenses and taxes.
**dth**
Decatherms or ten therms. One dth equals one million Btu or approximately one Mcf.
**dthe**
Decatherms of natural gas equivalents.
**equity production**
Production at the wellhead attributed to Questar ownership.
**exploratory well**
A well drilled into a previously untested geologic prospect to determine the presence of gas or oil.
**frac spread**
The difference between the market value for NGL extracted from the gas stream and the market value of the Btu-equivalent volume of natural gas required to replace the extracted liquids.
**futures contract**
An exchange-traded contract to buy or sell a standard quantity and quality of a commodity at a specified future date and price.
**gal**
U.S. gallon.
**gas**
All references to "gas" in this report refer to natural gas.
**gross**
"Gross" natural gas and oil wells or "gross" acres are the total number of wells or acres in which the Company has a working interest.

**heating degree days**
A measure of the number of degrees the average daily outside temperature is below 65 degrees Fahrenheit.
**hedging**
The use of derivative commodity and interest-rate instruments to reduce financial exposure to commodity price and interest-rate volatility.
**infill development drilling**
Drilling wells between established producing wells; a drilling program to reduce the spacing between wells in order to increase production and/or recovery of in-place hydrocarbons.
**lease operating expenses**
The expenses, usually recurring, which are incurred to operate the wells and equipment on a producing lease.
**M**
Thousand.
**MM**
Million.
**natural gas equivalents**
Oil and NGL volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil, condensate or NGL to 6,000 cubic feet of natural gas.
**natural gas liquids (NGL)**
Liquid hydrocarbons that are extracted and separated from the natural gas stream. NGL products include ethane, propane, butane, natural gasoline and heavier hydrocarbons.
**net**
"Net" gas and oil wells or "net" acres are determined by the sum of the fractional ownership working interest the Company has in those gross wells or acres.
**net revenue interest**
A share of production after all burdens, such as royalties and overriding royalties, have been deducted from the working interest. It is the percentage of production that each owner actually receives.
**proved reserves**
Those quantities of natural gas, crude oil, condensate and NGL on a net revenue interest basis, which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing economic and operating conditions. See 17 C.F.R. Section 4-10(a)(2) for a complete definition.
**proved developed reserves**
Reserves that include proved developed producing reserves and proved developed nonproducing reserves. See 17 C.F.R. Section 4-10(a)(3).
**proved developed producing reserves**
Reserves expected to be recovered from existing completion intervals in existing wells.
**proved undeveloped reserves**
Reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. See 17 C.F.R. Section 4-10(a)(4).
**reservoir**
A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
**royalty**
An interest in an oil and gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.
**seismic**
An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape and depth of a subsurface rock formation. (2-D seismic provides two-dimensional information and 3-D seismic provides three-dimensional views.)
**wet gas**
Unprocessed natural gas that contains a mixture of heavier hydrocarbons including ethane, propane, butane and natural gasoline.
**working interest**
An interest in an oil and gas lease that gives the owner the right to drill, produce and conduct operating activities on the leased acreage and receive a share of any production.
**workover**
Operations on a producing well to restore or increase production.

FORM 10-K
ANNUAL REPORT, 2007

PART I

## ITEM 1. BUSINESS

### Nature of Business

Questar Corporation (Questar or the Company) is a natural gas-focused energy company with five major lines of business – gas and oil exploration and production, midstream field services, energy marketing, interstate gas transportation, and retail gas distribution – which are conducted through its three principal subsidiaries:

- Questar Market Resources, Inc. (Market Resources) is a subholding company that operates through four principal subsidiaries. Questar Exploration and Production Company (Questar E&P) acquires, explores for, develops and produces natural gas, oil and NGL. Wexpro Company (Wexpro) manages, develops and produces cost-of-service reserves for gas utility affiliate Questar Gas. Questar Gas Management Company (Gas Management) provides midstream field services including natural gas-gathering and processing services for affiliates and third parties. Questar Energy Trading Company (Energy Trading) markets equity and third-party natural gas and oil, provides risk-management services and owns and operates an underground gas-storage reservoir.
- Questar Pipeline Company (Questar Pipeline) provides interstate natural gas transportation and storage and other energy services.
- Questar Gas Company (Questar Gas) provides retail natural gas distribution services in Utah, Wyoming and Idaho.

Questar operates in the Rocky Mountain and Midcontinent regions of the United States of America and is headquartered in Salt Lake City, Utah. Shares of Questar common stock trade on the New York Stock Exchange under the symbol STR.

Questar is a holding company, as that term is defined in the Public Utility Holding Company Act of 2005 (PUHCA 2005), because its subsidiary Questar Gas is a natural gas utility company. Questar, however, has an exemption and waiver from provisions of the Act applicable to holding companies. Questar conducts all operations through subsidiaries. The parent holding company performs certain management, legal, tax, administrative and other services for its subsidiaries.

The corporate-organization structure and major subsidiaries are summarized below (next page):



Questar Corporation
Questar Market Resources, Inc.
(Subholding Company)
Questar Pipeline Company
(Interstate Gas Transportation and Storage)
Questar Gas Company
(Retail Gas Distribution)
Questar Exploration and Production Company
(Exploration and Production)
Wexpro Company
(Exploration and Production, Cost-of-Service Properties)
Questar Gas Management Company
(Midstream Field Services)
Questar Energy Trading Company
(Wholesale Marketing, Risk Management, Gas Storage)


See Note 14 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for financial information by line of business including, but not limited to, revenues from unaffiliated customers, operating income and identifiable assets. A discussion of each of the Company's lines of business follows.

**Exploration and Production – Questar E&P and Wexpro**

*General:* Questar's exploration and production business is conducted through Questar E&P and Wexpro. Exploration and production generated approximately 67% of the Company's operating income in 2007. Questar E&P operates in two core areas – the Rocky Mountain region of Wyoming, Utah and Colorado and the Midcontinent region of Oklahoma, Texas and Louisiana. Questar E&P has a large inventory of identified development drilling locations, primarily on the Pinedale Anticline in western Wyoming, in the Uinta Basin of Utah and in the Elm Grove area of northwestern Louisiana. Questar E&P continues to conduct exploratory drilling to determine the commerciality of its inventory of undeveloped leaseholds located primarily in the Rocky Mountain region. Questar E&P seeks to maintain geographical and geological diversity with its two core areas. Questar E&P has in the past and may in the future pursue acquisition of producing properties through the purchase of assets or corporate entities to expand its presence in its core areas or create a new core area.

Questar E&P reported 1,867.6 Bcfe of estimated proved reserves as of December 31, 2007. Approximately 80% of Questar E&P's proved reserves, or 1,493.7 Bcfe, were located in the Rocky Mountain region of the United States, while the remaining 20%, or 373.9 Bcfe, were located in the Midcontinent region. Approximately 1,147.4 Bcfe of the proved reserves reported by Questar E&P at year-end 2007 were developed, while 720.2 Bcfe were proved undeveloped. The majority of the proved undeveloped reserves were associated with the Company's Pinedale Anticline leasehold. Natural gas comprised about 89% of Questar E&P's total proved reserves at year-end 2007. See Item 2 of Part I and Note 16 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for more information on the Company's proved reserves.

Wexpro develops and produces gas and oil on certain properties for affiliate Questar Gas under the terms of a long-standing comprehensive agreement with the states of Utah and Wyoming, the Wexpro Agreement. Pursuant to the Wexpro Agreement, Wexpro recovers its costs and receives an unlevered after-tax return of approximately 19-20% on its investment in commercial wells and related facilities – adjusted for working capital and reduced for deferred income taxes and depreciation – its investment base. The term of the Wexpro Agreement coincides with the productive life of the gas and oil properties covered therein. Wexpro's investment base totaled $300.4 million at December 31, 2007. See Note 13 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for more information on the Wexpro Agreement.

Wexpro delivers natural gas production to Questar Gas at a price equal to Wexpro's cost-of-service. Cost-of-service gas satisfied 34% of Questar Gas supply requirements during 2007 at prices that were significantly lower than Questar Gas paid for purchased gas. Wexpro owns oil-producing properties. Under terms of the Wexpro Agreement, revenues from crude-oil sales offset operating expenses and provide Wexpro with a return on its investment. Any remaining revenues, after recovery of expenses and Wexpro's return on investment, are divided between Wexpro (46%) and Questar Gas (54%).

Wexpro's cost of service operations are contractually limited to a finite set of properties set forth in the Wexpro Agreement. Advances in technology (increased density drilling and multi-stage hydraulic fracture stimulation) have unlocked significant unexploited potential on many of the subject properties. Wexpro has identified over $1 billion of additional drilling opportunities that could support high single-digit to low double-digit growth in revenues and net income over the next five to ten years while delivering cost-of-service natural gas supplies to Questar Gas at prices competitive with alternative sources.

***Competition and Customers:*** Questar E&P faces competition in every part of its business, including the acquisition of reserves and leases. Its longer-term growth strategy depends, in part, on its ability to purchase reasonably-priced reserves and develop them in a low-cost and efficient manner. Competition is particularly intense when prices are high, as has been the case in recent years.

Questar E&P, through Energy Trading, sells natural gas production to a variety of customers, including gas-marketing firms, industrial users and local-distribution companies. It regularly evaluates counterparty credit and may require financial guarantees from parties that fail to meet its credit criteria.

Wexpro collected 88% of its 2007 revenues from affiliated companies, primarily Questar Gas.

***Regulation:*** Exploration and production operations are subject to various government controls and regulation at the federal, state and local levels. Questar E&P must obtain permits to drill and produce; maintain bonding requirements to drill and operate wells; submit and implement spill-prevention plans; and file notices relating to the presence, use, and release of specified contaminants incidental to gas and oil production. Questar E&P is also subject to various conservation matters, including the regulation of the size of drilling and spacing units, the number of wells that may be drilled in a unit and the unitization or pooling of gas and oil properties. Wexpro gas- and oil-development and production activities are subject to the same type of regulation as Questar E&P. In addition, the Utah Division of Public Utilities has oversight responsibility and retains an outside reservoir-engineering consultant and a financial auditor to assess the prudence of Wexpro's activities.

Most Questar E&P leases in the Rocky Mountain area are granted by the federal government and administered by federal agencies, principally the Bureau of Land Management (BLM). Current federal regulations restrict activities during certain times of the year on portions of both Market Resources leaseholds due to wildlife activity and/or habitat. Development of Pinedale leasehold acreage is subject to the terms of certain winter-drilling restrictions. In 2004, Market Resources worked with federal and state officials in Wyoming to obtain authorization for limited winter-drilling activities and has developed measures, such as drilling multiple wells from a single pad location, to minimize the impact of its activities on wildlife and wildlife habitat. Various wildlife species inhabit Market Resources leaseholds at Pinedale and in other areas. The presence of wildlife, including species that are protected under the federal Endangered Species Act could limit access to leases held by Market Resources on public lands. The BLM is currently preparing a Supplemental Environmental Impact Statement (SEIS) to consider expanded winter-drilling and completion operations on the Pinedale Anticline. The BLM's Record of Decision on the SEIS, expected in mid-2008, could significantly impact the pace of development on the Market Resources acreage.

**Midstream Field Services – Questar Gas Management**

***General:*** Gas Management generated approximately 10% of the Company's operating income in 2007. Gas Management owns 50% of Rendezvous Gas Services, LLC, (Rendezvous), a partnership that operates gas-gathering facilities in western Wyoming. Rendezvous gathers natural gas for Pinedale Anticline and Jonah field producers for delivery to various interstate pipelines. Gas Management also owns 38% of Uintah Basin Field Services LLC (Field Services) and 50% of Three Rivers Gathering, LLC (Three Rivers) partnerships that operate gas-gathering facilities in eastern Utah. The FERC-regulated Rendezvous Pipeline Co., LLC (Rendezvous Pipeline), a wholly-owned subsidiary of Gas Management, operates a 21-mile 20-inch-diameter pipeline between Gas Management's Blacks Fork gas-processing plant and the Muddy Creek compressor station owned by Kern River Gas Transmission Co.'s (Kern River Pipeline).

Fee-based gathering and processing revenues were 74% of Gas Management's net operating revenues during 2007. Approximately 31% of Gas Management's 2007 net gas-processing revenues were derived from fee-based processing agreements. The remaining revenues were derived from natural gas processing margins that are in part exposed to the frac spread. To reduce processing margin risk, Gas Management has restructured many of its processing agreements with producers from "keep-whole" contracts to "fee-based" contracts. A keep-whole contract insulates producers from frac-spread risk while a fee-based contract eliminates commodity price risk for the processing plant owner. To further reduce volatility associated with keep-whole contracts, Gas Management may enter into forward-sales contracts for NGL or hedge NGL prices and equivalent gas volumes with the intent to lock in a processing margin. Under a contract with Questar Gas, Gas Management also gathers cost-of-service volumes produced from properties operated by Wexpro.

*Competition and Customers:* Gas Management provides natural gas-gathering and processing services to affiliates and third-party producers who have proved and/or producing gas fields in the Rocky Mountain region. Most of Gas Management's gas-gathering and processing services are provided under long-term agreements.

**Energy Marketing – Questar Energy Trading**

*General:* Energy Trading markets natural gas, oil and NGL. It combines gas volumes purchased from third parties and equity production to build a flexible and reliable portfolio. As a wholesale marketing entity, Energy Trading concentrates on markets in the Rocky Mountains, Pacific Northwest and Midcontinent that are either close to affiliate reserves and production or accessible by major pipelines. Energy Trading contracts for firm-transportation capacity on pipelines and firm-storage capacity at Clay Basin, a large baseload-storage facility owned by affiliate Questar Pipeline. Energy Trading, through its subsidiary Clear Creek Storage Company, LLC, operates an underground gas-storage reservoir in southwestern Wyoming. Energy Trading uses owned and leased-storage capacity together with firm-transportation capacity to take advantage of price differentials and arbitrage opportunities. Energy Trading generated approximately 3% of the Company's operating income in 2007.

*Competition and Customers:* Energy Trading sells equity crude-oil production to refiners, remarketeers and other companies, including some with pipeline facilities near company producing properties. In the event pipeline facilities are not available, Energy Trading transports crude oil by truck to storage, refining or pipeline facilities. Energy Trading uses derivatives to manage commodity price risk. Energy Trading primarily uses fixed-price swaps to secure a known price for a specific volume of production. Energy Trading does not engage in speculative hedging transactions. See Notes 1 and 9 to the consolidated financial statements included in Item 8 and in Item 7A of Part II of this Annual Report for additional information relating to hedging activities.

**Interstate Gas Transportation – Questar Pipeline**

*General*: Questar Pipeline and subsidiaries, generated approximately 11% of the Company's operating income in 2007. Questar Pipeline provides natural gas-transportation and underground storage services in Utah, Wyoming and Colorado. As a "natural gas company" under the Natural Gas Act of 1938, Questar Pipeline and certain subsidiary pipeline companies are regulated by the FERC as to rates and charges for storage and transportation of natural gas in interstate commerce, construction of new facilities, and extensions or abandonments of service and facilities, accounting and other activities.

Questar Pipeline and its subsidiaries own 2,505 miles of interstate pipeline with total daily capacity of 4,006 Mdth. Questar Pipeline's core-transmission system is strategically located in the Rocky Mountain area near large reserves of natural gas in six major Rocky Mountain producing areas. Questar Pipeline transports natural gas from these producing areas to other major pipeline systems and to the Questar Gas distribution system. In addition to this core system, Questar Pipeline, through wholly-owned subsidiaries, owns and operates the Overthrust Pipeline in southwestern Wyoming and the eastern segment of Southern Trails Pipeline, a 488-mile line that extends from the Blanco hub in the San Juan Basin to just inside the California state line. An additional 165 miles of Southern Trails Pipeline in California is not in service.

Questar Pipeline owns and operates the Clay Basin storage facility, the largest underground- storage reservoir in the Rocky Mountain region. Through a subsidiary, Questar Pipeline also owns gathering lines and processing plants near Price, Utah, which provides heat-content-management services for Questar Gas and carbon-dioxide extraction and gas-processing services for third parties.

***Customers, Growth and Competition***: Questar Pipeline's transportation system is nearly fully subscribed. The weighted-average remaining life of firm contracts on Questar Pipeline was 6.9 years as of December 31, 2007. All of Questar Pipeline storage capacity is fully contracted with a weighted-average remaining life of 7.3 years as of December 31, 2007. Questar Pipeline faces the risk that it may not be able to recontract firm capacity when contract terms expire.

Questar Gas, an affiliated company, remains Questar Pipeline's largest transportation customer. During 2007, Questar Pipeline transported 113.8 MMdth for Questar Gas compared to 116.7 MMdth in 2006. Questar Gas has reserved firm-transportation capacity of 901 Mdth per day under long-term contracts, or about 50% of Questar Pipeline's reserved capacity. Questar Pipeline's primary transportation agreement with Questar Gas will expire on June 30, 2017.

Questar Pipeline also transported 352.3 MMdth during 2007 for nonaffiliated customers to pipelines owned by Kern River Pipeline, Northwest Pipeline, Colorado Interstate Gas, TransColorado, Wyoming Interstate Company and other systems. Rocky Mountain producers, marketers and end-users seek capacity on interstate pipelines that move gas to California, the Pacific

Northwest or Midwestern markets. Questar Pipeline provides access for many producers to these third-party pipelines. Some parties, including Gas Management, an affiliate of Questar, are building gathering lines that allow producers to make direct connections to competing pipeline systems.

During 2007, Questar Pipeline completed an 80-mile expansion of its Overthrust Pipeline from Kanda to Wamsutter, Wyoming. Questar Pipeline placed this expansion into service in mid-December 2007. The $202 million investment for this expansion project was underwritten by a long-term capacity lease and long-term contracts. Questar Pipeline also completed a $109 million 59-mile expansion of its southern system in central Utah. This project is also supported with long-term contracts.

***Regulation***: On January 18, 2007, the FERC proposed permanent standards of conduct regulation in a Notice of Proposed Rulemaking (NOPR) that will replace an Interim Rule governing the relationship between transmission providers and their energy affiliates. The Interim Rule was put forth by the FERC in January 2007 in response to a November 2006 decision by the U.S. Court of Appeals for the District of Columbia Circuit vacating Order 2004. The Court found that the FERC had not adequately supported the application of the standards of conduct to a broader definition of energy affiliates in Order No. 2004. In its NOPR the FERC proposed that the standards of conduct apply only to marketing affiliates. The proposed definition of marketing affiliate is similar to the definition found in the FERC's prior Order No. 497.

Questar Pipeline is required to comply with the Pipeline Safety Improvement Act of 2002. This Act and the rules issued by the DOT require interstate pipelines and local distribution companies to implement a 10-year program of risk analysis, pipeline assessment and remedial repair for transportation pipelines located in high-consequence areas such as densely-populated locations. Questar Pipeline's annual cost to comply with the Act is approximately $1 million, not including costs of pipeline replacement, if necessary.

**Retail Gas Distribution - Questar Gas**

***General***: Questar Gas distributes natural gas as a public utility in Utah, southwestern Wyoming and a small portion of southeastern Idaho. It generated approximately 9% of the Company's operating income in 2007. As of December 31, 2007, Questar Gas was serving 873,607 sales and transportation customers. Questar Gas is the only non-municipal gas-distribution utility in Utah, where over 96% of its customers are located. The Public Service Commission of Utah (PSCU), the Public Service Commission of Wyoming (PSCW) and the Public Utility Commission of Idaho have granted Questar Gas the necessary regulatory approvals to serve these areas. Questar Gas also has long-term franchises granted by communities and counties within its service area.

Questar Gas growth is tied to the economic growth of Utah and southwestern Wyoming. It has over 90% of the load for residential space heating and water heating in its service area. During 2007, Questar Gas added 23,065 customers, a 3% increase.

Questar Gas faces the same risks as other local-distribution companies. These risks include revenue variations based on seasonal changes in demand, sufficient gas supplies, declining residential usage per customer, adequate distribution facilities and adverse regulatory decisions. Questar Gas's sales to residential and commercial customers are seasonal, with a substantial portion of such sales made during the heating season. The typical residential customer in Utah (defined as a customer using 80 dth per year) consumes over 77% of total gas requirements in the coldest six months of the year. Questar Gas, however, has a weather-normalization mechanism for its general-service customers. This mechanism adjusts the non-gas portion of a customer's monthly bill as the actual heating-degree days in the billing cycle are warmer or colder than normal. This mechanism reduces dramatic fluctuations in any given customer's monthly bill from year to year and reduces fluctuations in Questar Gas gross margin.

In October 2006, the PSCU approved a pilot program for a conservation enabling tariff (CET) effective January 1, 2006, to promote energy conservation. Under the Company's prior rate structure, non-gas revenues declined when average temperature adjusted usage per customer declined while non-gas revenues increased when average temperature adjusted usage per customer increased. Under the CET, Questar Gas non-gas revenues are decoupled from the temperature adjusted usage per customer. The tariff specifies a margin per customer for each month with differences to be deferred and recovered from customers or refunded to customers through periodic rate adjustments. These adjustments are limited to five percent of distribution non-gas revenues. Under the CET, Questar Gas recorded a $2.5 million revenue increase in 2007 as a result of a 2% decline in usage per customer. In late 2007, the PSCU ordered a continuation of the CET program for an additional two years.

In January 2007, the PSCU approved a demand-side management program (DSM) effective January 1, 2007. Under the DSM, Questar Gas encourages the conservation of natural gas through advertising, rebates for efficient homes and appliances, and energy audits. The costs related to the DSM are deferred and recovered from customers through periodic rate adjustments. Questar Gas incurred recoverable DSM costs of $7.6 million in 2007.

Questar Gas minimizes gas supply risk with cost-of-service natural gas reserves. During 2007, Questar Gas satisfied 34% of its supply requirements with cost-of-service gas and associated royalty-interest volumes. Wexpro produces cost-of-service gas, which is then gathered by Gas Management and transported by Questar Pipeline. See Item 2 of Part I and Note 16 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for more information on the Company's cost-of-service proved reserves. Questar Gas also has a balanced and diversified portfolio of gas-supply contracts for volumes produced in Wyoming, Colorado, and Utah. Questar Gas has regulatory approval to pass through the costs associated with hedging activities in its balancing account.

Questar Gas has designed its distribution system and annual gas-supply plan to handle design-day demand, which is defined as the estimated volume of gas that firm customers could use when the weather is extremely cold. For the 2007-08 heating season, Questar Gas had an estimated design-day demand of 1,163 MMdth.

Questar Gas has long-term contracts with Questar Pipeline for transportation and storage capacity at Clay Basin and three peak-day storage facilities. Questar Gas also has contracts to take deliveries at several locations on the Kern River Pipeline.

***Competition, Customers and Growth***: Questar Gas currently does not face direct competition from other distributors of natural gas for residential and commercial customers in its service territory. Natural gas has historically enjoyed a favorable price comparison with other energy sources used by residential and commercial customers with the notable exceptions of electricity from coal-fired power plants and occasionally fuel oil when oil prices are low. Questar Gas provides transportation service to industrial customers who buy gas directly from other suppliers. Questar Gas earns lower margins on this transportation service than firm-sales service and faces the risk that it could lose customers to competitor, Kern River Pipeline.

***Regulation***: As a public utility, Questar Gas is subject to the jurisdiction of the PSCU and PSCW. Natural gas sales and transportation services are provided under rate schedules approved by the two regulatory commissions. Questar Gas is authorized to earn a return on equity of 11.2% in Utah and 11.83% in Wyoming. Both the PSCU and PSCW permit Questar Gas to recover gas costs through a balancing-account procedure and to reflect natural gas-price changes on a periodic basis, typically twice a year in the spring and the fall. Questar Gas has also received permission from the PSCU and PCSW to recover as part of its gas costs the specific costs associated with derivative contracts.

Questar Gas has significant relationships with affiliates that have allowed it to lower its costs and improve efficiency. Transactions between Questar Gas and its affiliates are subject to greater scrutiny by regulators.

Questar Gas is subject to the requirements of the Pipeline Safety Improvement Act. Questar Gas estimates that it will cost $4.0 to $5.0 million per year to comply with the Act, not including costs of pipeline replacement if necessary. The PSCU has allowed Questar Gas to recover $2.0 million per year of these costs beginning June 2006 and to record a regulatory asset for additional incremental operating costs incurred to comply with this Act.

**Corporate**

Questar's Corporate provides legal, finance, human resources, audit and insurance services for its subsidiaries.

**Environmental Matters**

A discussion of Questar's environmental matters is included in Item 3 of Part I of this Annual Report.

**Employees**

At December 31, 2007, the Company had 2,324 employees, including 775 in Market Resources, 283 in Questar Pipeline, 1,198 in Questar Gas and 68 in Corporate.

**Executive Officers**

The following individuals are serving as executive officers of the Company:

| | | Primary Positions Held with the Company and Affiliates, Other Business Experience |
|---|---|---|
| **Keith O. Rattie** | 54 | Chairman (2003); President (2001); Chief Executive Officer (2002); Director (2001); Chief Operating Officer (2001 to 2002); Director, Questar affiliates (2001). Prior to coming to Questar, Mr. Rattie served successively as Vice President and Senior Vice President of the Coastal Corporation (1996 to 2001). |

| | | |
|---|---|---|
| **Charles B. Stanley** | 49 | Chief Operating Officer, Questar (2008); Executive Vice President and Director, Questar (2002); President, Chief Executive Officer and Director, Market Resources and Market Resources subsidiaries (2002); Senior Vice President, Questar (2002 to 2002); Executive Vice President and Chief Operating Officer, Market Resources and Market Resources subsidiaries (2002 to 2002). Prior to joining Questar, Mr. Stanley was President, Chief Executive Officer and Director, Coastal Gas International Co. (1995 to 2000); President and Chief Executive Officer, El Paso Oil and Gas Canada, Inc. (2000 to January 2002). |
| **Alan K. Allred** | 57 | Executive Vice President, Questar (2003); President and Chief Executive Officer and Director, Questar Regulated Services (2003 to 2006) and Questar Gas (2003); Chief Executive Officer and Director, Questar Pipeline (2003 to 2006); President, Questar Pipeline (2003 to 2005); Executive Vice President and Chief Operating Officer, Questar Regulated Services, Questar Gas and Questar Pipeline (2002 to 2003); Senior Vice President, Questar Regulated Services, Questar Gas and Questar Pipeline (2002 to 2002); Vice President, Business Development, Questar Regulated Services, Questar Gas and Questar Pipeline (2000 to 2002); Manager, Regulatory Affairs, Questar Gas and Questar Pipeline (1997 to 2000). Mr. Allred plans to retire in 2008. |
| **R. Allan Bradley** | 56 | Senior Vice President, Questar (2005); Chief Executive Officer, Questar Pipeline (2006); President, Chief Operating Officer and Director, Questar Pipeline (2005); Prior to joining Questar, Mr. Bradley was Managing Director and founding member, Ventura Energy LLC (2002 to 2004) and Senior Vice President, Coastal Corporation and El Paso Corporation affiliates (1990 to 2002). |
| **Stephen E. Parks** | 56 | Senior Vice President and Chief Financial Officer (2001); Chief Financial Officer (1996); Treasurer (1984 to 2004); Vice President (1990 to 2001); Vice President and Chief Financial Officer of all affiliates (at various dates beginning 1984); and Director Market Resources subsidiaries (at various dates beginning in 1996). |
| **Thomas C. Jepperson** | 53 | Vice President and General Counsel, Questar (2005); Division Counsel (2000 to 2004) Managing Attorney (1990 to 1999) and Senior Attorney (1988 to 1989) for Market Resources. |
| **Abigail L. Jones** | 47 | Vice President Compliance (2007) and Corporate Secretary (2005); Assistant Secretary (2004 to 2005); Senior Attorney (2002 to 2005) for Questar Regulated Services and for the Company (2005 to 2007). |

There is no "family relationship" between any of the listed officers or between any of them and the Company's directors. The executive officers serve at the pleasure of the Board of Directors. There is no arrangement or understanding under which the officers were selected.

## ITEM 1A. RISK FACTORS.

**Investors should read carefully the following factors as well as the cautionary statements referred to in "Forward-Looking Statements" herein. If any of the risks and uncertainties described below or elsewhere in this Annual Report actually occur, the Company's business, financial condition or results of operations could be materially adversely affected.**

### Risks Inherent in the Company's Business

***The future prices for natural gas, oil and NGL are unpredictable.*** Historically natural gas, oil and NGL prices have been volatile and will likely continue to be volatile in the future. U.S. natural gas prices in particular are significantly influenced by weather. Any significant or extended decline in commodity prices would impact the Company's future financial condition, revenues, operating results, cash flows, returns on invested capital, and rate of growth. Because approximately 89% of Market Resources' proved reserves at December 31, 2007, were natural gas, the Company's revenues, margins, cash flow, net income and return on invested capitals are substantially more sensitive to changes in natural gas prices than to changes in oil prices.

Questar cannot predict the future price of natural gas, oil and NGL because of factors beyond its control, including but not limited to:

- changes in domestic and foreign supply of natural gas, oil and NGL;
- changes in local, regional, national and global demand for natural gas, oil, and NGL;
- regional price differences resulting from available pipeline transportation capacity or local demand;

- the level of imports of, and the price of, foreign natural gas, oil and NGL;
- domestic and global economic conditions;
- domestic political developments;
- weather conditions;
- domestic and foreign government regulations and taxes;
- political instability or armed conflict in oil and natural gas producing regions;
- conservation efforts;
- the price, availability and acceptance of alternative fuels;
- U.S. storage levels of natural gas, oil, and NGL;
- differing Btu content of gas produced and quality of oil produced.

***The Company may not be able to economically find and develop new reserves.*** The Company's profitability depends not only on prevailing prices for natural gas, oil and NGL, but also its ability to find, develop and acquire gas and oil reserves that are economically recoverable. Producing natural gas and oil reservoirs are generally characterized by declining production rates that vary depending on reservoir characteristics. Because of the high-rate production decline profile of several of the Company's producing areas, substantial capital expenditures are required to find, develop and acquire gas and oil reserves to replace those depleted by production.

***Gas and oil reserve estimates are imprecise and subject to revision.*** Questar E&P's proved natural gas and oil reserve estimates are prepared annually by independent reservoir-engineering consultants. Gas and oil reserve estimates are subject to numerous uncertainties inherent in estimating quantities of proved reserves, projecting future rates of production and timing of development expenditures. The accuracy of these estimates depends on the quality of available data and on engineering and geological interpretation and judgment. Reserve estimates are imprecise and will change as additional information becomes available. Estimates of economically recoverable reserves and future net cash flows prepared by different engineers, or by the same engineers at different times, may vary significantly. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. In addition, the estimation process also involves economic assumptions relating to commodity prices, production costs, severance and other taxes, capital expenditures and remedial costs. Actual results most likely will vary from the estimates. Any significant variance could reduce the estimated future net revenues from proved reserves and the present value of those reserves.

Investors should not assume that the "standardized measure of discounted future net cash flows" from Questar E&P's proved reserves referred to in this Annual Report is the current market value of the estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from Questar E&P's proved reserves is based on prices and costs in effect on the date of the estimate, holding the prices constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the current estimate, and future determinations of the standardized measure of discounted future net cash flows using then current prices and costs may be significantly less than the current estimate.

***Shortages of oilfield equipment, services and qualified personnel could impact results of operations.*** The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased costs for drilling rigs, crews and associated supplies, equipment and services. These shortages or cost increases could impact profit margin, cash flow and operating results or restrict the ability to drill wells and conduct operations.

***Gas and oil operations involve numerous risks that might result in accidents and other operating risks and costs.*** Drilling is a high-risk activity. Operating risks include: fire, explosions and blow-outs; unexpected drilling conditions such as abnormally pressured formations; abandonment costs; pipe, cement or casing failures; environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids (including groundwater contamination). The Company could incur substantial losses as a result of injury or loss of life; pollution or other environmental damage; damage to or destruction of property and equipment; regulatory investigation; fines or curtailment of operations; or attorney's fees and other expenses incurred in the prosecution or defense of litigation.

There are also inherent operating risks and hazards in the Company's gas and oil production, gas gathering, processing, transportation and distribution operations that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of operations and substantial losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites could increase the level of damages resulting from these risks. Certain segments of the Company's pipelines run through such areas. In spite of the Company's precautions, an event could cause considerable harm to people or property, and could have a material adverse effect on the financial position and results of operations, particularly if the event is not fully covered by insurance.

Accidents or other operating risks could further result in loss of service available to the Company's customers. Such circumstances could adversely impact the Company's ability to meet contractual obligations and retain customers.

As is customary in the gas and oil industry, the Company maintains insurance against some, but not all, of these potential risks and losses. Questar cannot assure that insurance will be adequate to cover these losses or liabilities. Losses and liabilities arising from uninsured or underinsured events could have an adverse effect on the Company's financial condition and operations.

***Questar is dependent on bank credit facilities and continued access to capital markets to successfully execute its operating strategies.*** Questar also relies on access to short-term commercial paper markets. The Company is dependent on these capital sources to provide financing for certain projects. The availability and cost of these credit sources is cyclical, and these capital sources may not remain available or the Company may not be able to obtain money at a reasonable cost in the future. All of Questar's bank loans are floating-rate debt. From time to time the Company may use interest-rate derivatives to fix the rate on a portion of its variable-rate debt. The interest rates on bank loans are tied to debt credit ratings of Questar and its subsidiaries published by Standard & Poor's and Moody's. A downgrade of credit ratings could increase the interest cost of debt and decrease future availability of money from banks and other sources. Management believes it is important to maintain investment grade credit ratings to conduct the Company's businesses, but may not be able to keep investment grade ratings.

**Risks Related to Strategy**

***A significant portion of Market Resources production, revenue and cash flow is derived from assets that are concentrated in the Rocky Mountain region.*** While geographic concentration of assets provides scope and scale that can reduce operating costs and provide other operating synergies, asset concentration does increase exposure to certain risks. Market Resources has extensive operations on the Pinedale Anticline and in the Greater Green River Basin of southwestern Wyoming and in the Uinta Basin of eastern Utah. Any circumstance or event that negatively impacts the operations of Questar E&P, Wexpro or Gas Management in that area could materially reduce earnings and cash flow.

***Questar uses derivative arrangements to manage exposure to uncertain prices.*** Questar uses commodity-price derivative arrangements to reduce, or hedge, exposure to volatile natural gas, oil, and NGL prices and to protect cash flow, returns on capital, net income and credit ratings from downward commodity price movements. To the extent the Company hedges commodity price exposure, it forgoes the benefits of commodity price increases. Questar believes its regulated businesses – interstate natural gas transportation and retail gas distribution – and its Wexpro subsidiary generate revenues that are not significantly sensitive to short-term fluctuations in commodity prices.

Questar enters into commodity-price derivative arrangements with creditworthy counterparties (banks and energy-trading firms) that do not require collateral deposits. The amount of credit available may vary depending on the credit ratings assigned to the Company's debt securities. A downgrade in the Company's credit ratings to sub-investment grade could result in the acceleration of obligations to hedge counterparties.

***Questar may be subject to risks in connection with acquisitions.*** The acquisition of gas and oil properties requires the assessment of recoverable reserves; future gas and oil sales prices and basis differentials; operating costs; and potential environmental and other liabilities. The accuracy of these assessments is inherently uncertain. In connection with these assessments, the Company performs a review of the subject properties and pursues contractual protection and indemnification generally consistent with industry practices.

**Risks Related to Regulation**

***Questar is subject to complex regulations on many levels.*** The Company is subject to federal, state and local environmental, health and safety laws and regulations. Environmental laws and regulations are complex, change frequently and tend to become more onerous over time. In addition to the costs of compliance, substantial costs may be incurred to take corrective actions at both owned and previously-owned facilities. Accidental spills and leaks requiring cleanup may occur in the ordinary course of business. As standards change, the Company may incur significant costs in cases where past operations followed practices that were considered acceptable at the time but that now require remedial work to meet current standards. Failure to comply with these laws and regulations may result in fines, significant costs for remedial activities, or injunctions.

Questar must comply with numerous and complex regulations governing activities on federal and state lands in the Rocky Mountain region, notably the National Environmental Policy Act, the Endangered Species Act, the Clean Air Act, the Clean Water Act, and the National Historic Preservation Act. Federal and state agencies frequently impose conditions on the Company's activities. These restrictions have become more stringent over time and can limit or prevent exploration and production on the Company's Rockies leasehold. Certain environmental groups oppose drilling on some of Market Resources' federal and state leases. These groups sometimes sue federal and state agencies for alleged procedural violations in an attempt to stop, limit or delay natural gas and oil development on public lands.

Various federal agencies within the U.S. Department of the Interior, particularly the Minerals Management Service and the Bureau of Indian Affairs, along with each Native American tribe, promulgate and enforce regulations pertaining to gas and oil operations on Native American tribal lands. These regulations include such matters as lease provisions, drilling and production requirements, environmental standards and royalty considerations. In addition, each Native American tribe is a sovereign nation having the right to enforce laws and regulations independent from federal, state and local statutes and regulations. These tribal laws and regulations include various taxes, fees, requirements to employ Native American tribal members and other conditions that apply to lessees, operators and contractors conducting operations on Native American tribal lands. Lessees and operators conducting operations on tribal lands are generally subject to the Native American tribal court system. One or more of these factors may increase the Company's costs of doing business on Native American tribal lands and have an impact on the viability of its gas and oil exploration, production, gathering, processing and transportation operations on such lands.

Both Questar Pipeline and Questar Gas incur significant costs to comply with federal pipeline-safety regulations.

***Questar may be exposed to certain regulatory and financial risks related to climate change.*** Many scientists believe that carbon dioxide emissions related to the use of fossil fuels may be causing changes in the earth's climate. Federal and state courts and administrative agencies are considering the scope and scale of climate-change regulation under various laws pertaining to the environment, energy use and development, and greenhouse gas emissions. Questar's ability to access and develop new natural gas reserves may be restricted by climate-change regulation. There are numerous bills pending in Congress that would regulate greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances for offsets of emissions of greenhouse gases. In addition, several of the states in which Questar operates are considering various greenhouse gas registration and reduction programs. Carbon dioxide regulation could increase the price of natural gas, restrict access to or the use of natural gas, and/or reduce natural gas demand. Federal, state and local governments may also pass laws mandating the use of alternative energy sources, such as wind power and solar energy, which may reduce demand for natural gas. While future climate-change regulation is likely, it is too early to predict how this regulation will affect Questar's business, operations or financial results.

***FERC regulates interstate transportation of natural gas.*** Questar Pipeline's natural gas transportation and storage operations are regulated by the FERC under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC has authority to: set rates for natural gas transportation, storage and related services; set rules governing business relationships between the pipeline subsidiary and its affiliates; approve new pipeline and storage-facility construction; and establish policies and procedures for accounting, purchase, sale, abandonment and other activities. FERC policies may adversely affect Questar Pipeline profitability. The FERC also has various affiliate rules that may cause the Company to incur additional costs of compliance.

***State agencies regulate the distribution of natural gas.*** Questar Gas natural gas-distribution business is regulated by the PSCU and the PSCW. These commissions set rates for distribution services and establish policies and procedures for services, accounting, purchase, sale and other activities. PSCU and PSCW policies may adversely affect Questar Gas profitability.

**Other Risks**

***General economic and other conditions impact Questar's results.*** Questar's results may also be negatively affected by: changes in general economic conditions; changes in regulation; availability and economic viability of gas and oil properties for sale or exploration; creditworthiness of counterparties; rate of inflation and interest rates; assumptions used in business combinations; weather and natural disasters; changes in customers' credit ratings; competition from other forms of energy, other pipelines and storage facilities; effects of accounting policies issued periodically by accounting standard-setting bodies; terrorist attacks or acts of war; changes in business or financial condition; changes in credit ratings; and availability of financing for Questar.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

### Exploration and Production

***Reserves – Questar E&P***
The following table sets forth Questar E&P's estimated proved reserves as of December 31, 2007. The estimate was collectively prepared by Ryder Scott Company, H. J. Gruy and Associates, Inc. and Netherland, Sewell & Associates, Inc., independent reservoir-engineering consultants. Questar E&P does not have any long-term supply contracts with foreign governments or reserves of equity investees or of subsidiaries with a significant minority interest. At December 31, 2007, approximately 91% of Questar E&P's estimated proved reserves were Company operated. All reported reserves are located in the United States.

| Estimated proved reserves | |
|---|---|
| Natural gas (Bcf) | **1,668.5** |
| Oil and NGL (MMbbl) | **33.2** |
| Total proved reserves (Bcfe) | **1,867.6** |
| Proved developed reserves (Bcfe) | **1,147.4** |

Questar E&P's reserve statistics for the years ended December 31, 2005 through 2007, are summarized below:

| Year | Year End Reserves (Bcfe) | Proved Gas and Oil Reserves Annual Production (Bcfe) | Reserve Life (Years) |
|---|---|---|---|
| 2005 | 1,480.4 | 114.2 | 13.0 |
| 2006 | 1,631.4 | 129.6 | 12.6 |
| **2007** | **1,867.6** | **140.2** | **13.3** |

In 2007, gas and oil reserves increased 14% to 1,867.6 Bcfe versus a 10% increase in 2006 to 1,631.4 Bcfe.

Questar E&P proved reserves by major operating areas at December 31, 2007 and 2006 follow:

| | **2007** | | 2006 | |
|---|---|---|---|---|
| | **(Bcfe)** | **(% of total)** | (Bcfe) | (% of total) |
| Pinedale Anticline | **1,033.9** | **55%** | 931.9 | 57% |
| Uinta Basin | **301.2** | **16%** | 248.3 | 15% |
| Rockies Legacy | **158.6** | **9%** | 142.3 | 9% |
| Rocky Mountains Total | **1,493.7** | **80%** | 1,322.5 | 81% |
| Midcontinent | **373.9** | **20%** | 308.9 | 19% |
| Questar E&P Total | **1,867.6** | **100%** | 1,631.4 | 100% |

***Reserves – Cost-of-Service***

The following table sets forth estimated cost-of-service proved natural gas reserves, which Wexpro develops and produces for Questar Gas under the terms of the Wexpro Agreement; and Wexpro proved oil reserves. The estimates of cost-of-service proved reserves were made by Wexpro reservoir engineers as of December 31, 2007. All reported reserves are located in the United States.

| Estimated cost-of-service proved reserves | |
|---|---|
| Natural gas (Bcf) | **615.9** |
| Oil (MMbbl) | **4.3** |
| Total proved reserves (Bcfe) | **641.9** |
| Proved developed reserves (Bcfe) | **456.9** |

The gas reserves operated by Wexpro are delivered to Questar Gas at cost of service. Income from oil properties remaining after recovery of expenses and Wexpro contractual return on investment under the Wexpro Agreement is divided between Wexpro and Questar Gas. Therefore, SEC guidelines with respect to standard economic assumptions are not applicable. The SEC anticipated such potential difficulty and provides that companies may give appropriate recognition to differences arising because of the effect of the ratemaking process. Accordingly, Wexpro reservoir engineers used a minimum producing rate or maximum well-life limit to determine the ultimate quantity of reserves attributable to each well.

Refer to Note 16 of the consolidated financial statements included in Item 8 of Part II of this Annual Report for additional information pertaining to both Questar E&P proved reserves and the Company's cost-of-service reserves as of the end of each of the last three years.

In addition to this filing, Questar E&P and Wexpro will each file reserves estimates as of December 31, 2007, with the Energy Information Administration of the Department of Energy on Form EIA-23. Although the companies use the same technical and economic assumptions when they prepare the EIA-23, they are obligated to report reserves for all wells they operate, not for all wells in which they have an interest, and to include the reserves attributable to other owners in such wells.

***Production***
The following table sets forth the net production volumes, the average sales prices per Mcf of natural gas, per bbl of oil and NGL produced, and the lifting cost per Mcfe for the years ended December 31, 2007, 2006 and 2005. Lifting costs include labor, repairs, maintenance, materials, supplies and workovers, administrative costs of production offices, insurance and property and severance taxes.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| ***Questar E&P*** | | | |
| Volumes produced and sold | | | |
| Natural gas (Bcf) | **121.9** | 113.9 | 100.0 |
| Oil and NGL (MMbbl) | **3.0** | 2.6 | 2.4 |
| Total production (Bcfe) | **140.2** | 129.6 | 114.2 |
| Average realized price (including hedges) | | | |
| Natural gas (Bcf) | **$6.46** | $6.00 | $5.18 |
| Oil and NGL (MMbbl) | **53.99** | 49.12 | 41.54 |
| Lifting costs (per Mcfe) | | | |
| Lease operating expense | **$ 0.63** | $ 0.57 | $ 0.54 |
| Production taxes | **0.43** | 0.45 | 0.60 |
| Total lifting costs | **$ 1.06** | $ 1.02 | $ 1.14 |
| ***Cost-of-Service*** | | | |
| Volumes produced | | | |
| Natural gas (Bcf) | **34.9** | 38.8 | 40.0 |
| Oil and NGL (MMbbl) | **0.4** | 0.4 | 0.4 |

***Productive Wells***
The following table summarizes the Company's productive wells (including cost-of-service wells) as of December 31, 2007. All of these wells are located in the United States.

| | **Gas** | **Oil** | **Total** |
|---|---|---|---|
| Gross | **5,050** | **1,011** | **6,061** |
| Net | **2,269** | **482** | **2,751** |

Although many wells produce both gas and oil, a well is categorized as either a gas or an oil well based upon the ratio of gas to oil produced. Each gross well completed in more than one producing zone is counted as a single well. At the end of 2007, there were 140 gross wells with multiple completions.

The Company also holds numerous overriding-royalty interests in gas and oil wells, a portion of which are convertible to working interests after recovery of certain costs by third parties. After converting to working interests, these overriding-royalty interests will be included in the gross and net-well count.

***Leasehold Acres***
The following table summarizes developed and undeveloped-leasehold acreage in which the Company owns a working interest as of December 31, 2007. "Undeveloped Acreage" includes leasehold interests that already may have been classified as containing proved undeveloped reserves; and unleased mineral-interest acreage owned by the company. Excluded from the table is acreage in which the Company's interest is limited to royalty, overriding-royalty and other similar interests. All leasehold acres are located in the U.S.

| | Developed[1] | | Undeveloped[2] | | Total | |
|---|---|---|---|---|---|---|
| | Gross | Net | Gross | Net | Gross | Net |
| | (in acres) | | | | | |
| **Arizona** | | | 480 | 450 | 480 | 450 |
| **Arkansas** | 32,721 | 10,362 | 3,111 | 2,207 | 35,832 | 12,569 |
| **California** | 314 | 26 | 1,003 | 168 | 1,317 | 194 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Colorado** | 149,853 | 102,945 | 167,337 | 79,421 | 317,190 | 182,366 |
| **Idaho** | | | 44,175 | 10,643 | 44,175 | 10,643 |
| **Illinois** | 311 | 132 | 14,207 | 3,949 | 14,518 | 4,081 |
| **Indiana** | | | 1,621 | 467 | 1,621 | 467 |
| **Kansas** | 29,822 | 12,922 | 16,880 | 3,843 | 46,702 | 16,765 |
| **Kentucky** | | | 17,323 | 6,669 | 17,323 | 6,669 |
| **Louisiana** | 15,266 | 13,043 | 4,491 | 4,189 | 19,757 | 17,232 |
| **Michigan** | 89 | 8 | 6,240 | 1,262 | 6,329 | 1,270 |
| **Minnesota** | | | 313 | 104 | 313 | 104 |
| **Mississippi** | 2,904 | 1,799 | 965 | 398 | 3,869 | 2,197 |
| **Montana** | 20,149 | 8,138 | 306,139 | 52,852 | 326,288 | 60,990 |
| **Nevada** | 320 | 280 | 680 | 543 | 1,000 | 823 |
| **New Mexico** | 98,750 | 73,163 | 32,939 | 12,618 | 131,689 | 85,781 |
| **North Dakota** | 4,741 | 543 | 146,680 | 21,774 | 151,421 | 22,317 |
| **Ohio** | | | 202 | 43 | 202 | 43 |
| **Oklahoma** | 1,554,755 | 280,627 | 142,701 | 87,830 | 1,697,456 | 368,457 |
| **Oregon** | | | 43,869 | 7,671 | 43,869 | 7,671 |
| **South Dakota** | | | 204,398 | 107,829 | 204,398 | 107,829 |
| **Texas** | 151,497 | 61,773 | 73,219 | 56,520 | 224,716 | 118,293 |
| **Utah** | 125,265 | 96,509 | 237,281 | 134,772 | 362,546 | 231,281 |
| **Washington** | | | 26,631 | 10,149 | 26,631 | 10,149 |
| **West Virginia** | 969 | 115 | | | 969 | 115 |
| **Wyoming** | 258,441 | 170,891 | 343,421 | 232,325 | 601,862 | 403,216 |
| **Total** | 2,446,167 | 833,276 | 1,836,306 | 838,696 | 4,282,473 | 1,671,972 |

(1) Developed acreage is acreage assigned to productive wells.

(2) Undeveloped acreage is leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

A portion of the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date. Leases held by production remain in effect until production ceases. The following table sets forth the gross and net acres subject to leases summarized in the preceding table that will expire during the periods indicated:

| **Leaseholds Expiring** | Acres Expiring | |
|---|---|---|
| | Gross | Net |
| 12 months ending December 31, | (in acres) | |
| 2008 | 82,670 | 55,138 |
| 2009 | 73,608 | 47,129 |
| 2010 | 70,067 | 37,448 |
| 2011 | 31,612 | 26,682 |
| 2012 and later | 187,438 | 174,229 |

***Drilling Activity***

The following table summarizes the number of development and exploratory wells drilled by Market Resources, including the cost-of-service wells drilled by Wexpro, during the years indicated.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | Productive | | | Dry | | |
| | **2007** | 2006 | 2005 | **2007** | 2006 | 2005 |
| **Net Wells Completed** | | | | | | |
| Exploratory | **0.3** | 0.9 | 6.1 | **0.4** | 5.2 | 1.5 |
| Development | **199.6** | 185.6 | 165.2 | **2.5** | 4.6 | 7.4 |
| | | | | | | |
| **Gross Wells Completed** | | | | | | |
| Exploratory | **2** | 2 | 9 | **1** | 11 | 4 |
| Development | **426** | 408 | 370 | **11** | 18 | 15 |

**Midstream Field Services – Questar Gas Management**

Gas Management owns 1,550 miles of gathering lines in Utah, Wyoming, and Colorado. Rendezvous Pipeline owns a 21-mile 20-inch-diameter line between Gas Management's Blacks Fork gas-processing plant and Kern River Pipeline's Muddy Creek compressor station that can deliver up to 300 MMcf of natural gas per day to markets in California and Nevada served by the Kern River Pipeline. In conjunction with these gathering facilities, Gas Management owns compression facilities, field-dehydration and measuring systems. Rendezvous owns an additional 229 miles of gathering lines and associated field equipment, Uintah Basin Field Services owns 73 miles of gathering lines and associated field equipment and Three Rivers owns 40 miles of gathering lines. Gas Management owns processing plants that have an aggregate capacity of 474 MMcf of unprocessed natural gas per day.

**Energy Marketing – Questar Energy Trading**

Energy Trading, through its wholly-owned subsidiary Clear Creek Storage Company, LLC, owns and operates an underground gas-storage reservoir in southwestern Wyoming.

**Interstate Gas Transportation – Questar Pipeline**

Questar Pipeline has a maximum capacity of 4,006 Mdth per day and firm-capacity commitments of 3,112 Mdth per day. Questar Pipeline's transmission system includes 2,505 miles of transmission lines that interconnect with other pipelines. Its core system includes two segments, referred to as the northern system and southern system. The northern system extends from northwestern Colorado through southwestern Wyoming into northern Utah, while the southern system extends from western Colorado to Goshen, Utah. The transmission mileage includes lines at storage fields and tap lines used to serve Questar Gas, the 488 miles of the Southern Trails system in service that is owned by a subsidiary, and the 137 miles of Overthrust Pipeline that is owned by a subsidiary. The maximum-daily capacity included above for Southern Trails is 85 Mdth and Overthrust is 1,423 Mdth. Questar Pipeline's system ranges in size from lines that are less than four inches in diameter to the Overthrust line that is 36 inches in diameter. Southern Trails also owns 161 miles of pipeline comprising the California segment of the Southern Trails system. This segment has not been placed in service. Questar Pipeline also owns large-scale compressor stations, which boost the pressure of natural gas transported on its pipelines for delivery to utility customers and third-party pipelines.

Questar Pipeline also owns the Clay Basin storage facility in northeastern Utah, which has a certificated capacity of 117.5 Bcf, including 51.3 Bcf of working gas. Questar Pipeline also owns three smaller storage aquifers in northeastern Utah and western Wyoming. Through a subsidiary, Questar Pipeline owns processing plants near Price, Utah, and related gathering lines.

**Retail Gas Distribution - Questar Gas**

Questar Gas distributes gas to customers in the major populated area of Utah, commonly referred to as the Wasatch Front, including the metropolitan Salt Lake area, Provo, Park City, Ogden, and Logan. It also serves customers throughout the state, including the cities of Price, Roosevelt, Vernal, Moab, Monticello, Fillmore, Cedar City and St. George. Questar Gas supplies natural gas to the southwestern Wyoming communities of Rock Springs, Green River, Evanston, Kemmerer and Diamondville and the southeastern Idaho community of Preston. To supply these communities Questar Gas owns and operates distribution systems and has a total of 25,373 miles of street mains, service lines and interconnecting pipelines. Questar Gas has a major operations center in Salt Lake City, and has operations centers, field offices and service-center facilities through other parts of its service area.

## ITEM 3. LEGAL PROCEEDINGS.

Questar is involved in various commercial and regulatory claims and litigation and other legal proceedings that arise in the ordinary course of its business. Management does not believe any of them will have a material adverse effect on the Company's financial position, results of operations or cash flows. An accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome. Disclosures are provided for contingencies reasonably likely to occur which would have a material adverse effect on the Company's financial position, results of operations or cash flows. Some of the claims involve highly complex issues relating to liability, damages and other matters subject to substantial uncertainties and, therefore, the probability of liability or an estimate of loss cannot be reasonably determined.

***Grynberg Case***

In *United States ex rel. Grynberg v. Questar Corp.*, Civil No. 99-MD-1604, consolidated as *In re Natural Gas Royalties Qui Tam Litigation*, Consolidated Case MDL No. 1293 (D. Wyo.), Jack Grynberg filed *qui tam* claims against Questar under the federal False Claims Act that were substantially similar to cases filed against other natural gas companies. The cases were consolidated for discovery and pre-trial motions in Wyoming's federal district court. The cases involve allegations of industry-wide mismeasurement of natural gas quantities on which royalty payments are due the federal government. By order dated October 20, 2006, the district court dismissed all of Grynberg's claims against all the defendants for lack of jurisdiction. The judge found that Grynberg was not the "original source" and therefore could not bring the action. Grynberg has appealed the case to the U.S. Tenth Circuit Court of Appeals.

***Environmental Claims***

In 2004, the Environmental Protection Agency (EPA) issued two separate compliance orders alleging that Gas Management did not comply with regulatory requirements adopted to implement the federal Clean Air Act. Both orders involved facilities in the Uinta Basin of eastern Utah that were purchased by Questar E&P in mid-2001. The EPA contends such facilities are located within "Indian Country" and are subject to federal Clean Air Act requirements, rather than air quality rules adopted by the state of Utah. Generally, EPA contends that Gas Management failed to obtain necessary pre-construction or modification permits, and failed to comply with hazardous air-pollutant regulations, in violation of federal requirements. Gas Management has generally contested EPA's allegations, and believes that the permitting and regulatory requirements at issue can be legally avoided under Utah law. EPA has broadened its allegations to include additional potential ongoing violations of the Clean Air Act for the referenced facilities. Other Gas Management facilities in the Uinta Basin have been added to the civil penalty discussions with the EPA, with similar allegations of Clean Air Act violations. These potential violations will likely result in civil penalties of an unknown and undetermined amount in excess of $100,000. The parties are engaged in settlement discussions and have signed a tolling agreement to extend the statute of limitations for filing any claims.

***Regulatory Proceedings***

See Note 7 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for information concerning various regulatory proceedings.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matters to a vote of stockholders during the last quarter of 2007.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

### 5-Year Cumulative Total Return to Shareholders

The following graph compares the cumulative total return of the company's common stock with the cumulative total returns of an industry group of six diversified natural gas companies selected by Questar, and of the S&P 500 Composite Stock Price Index.


$450
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$0
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Questar
Industry Group
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| | 2002 | 2003 | 2004 | 2005 | 2006 | **2007** |
|---|---|---|---|---|---|---|
| Questar | $100 | $130 | $192 | $289 | $321 | **$422** |
| Industry Group | 100 | 133 | 183 | 249 | 301 | **388** |
| S&P 500 | 100 | 129 | 143 | 150 | 173 | **183** |

The chart assumes $100 is invested at the close of trading on December 31, 2002 in the Company's common stock, the indices of six peer companies, and the S&P 500 Index. It also assumes all dividends are reinvested. For 2007, the Company had a total return of 31.6% compared to 5.4% for the S&P 500 Index and 29.1% for the six-company peer group. For the five-year period, the Company had a compound annual total return of 33.4% compared to 12.8% for the S&P 500 Index and 31.2% for the peer group. The peer group index is comprised of Energen Corporation, Equitable Resources, Inc., MDU Resources, National Fuel Gas Company, Oneok Inc. and Southwestern Energy Company. MDU Resources replaced Kinder Morgan Inc. in 2007 because Kinder Morgan Inc. ceased to be a publicly-traded company.

Information concerning the market for the common equity of the Company and the dividends paid on such stock is located in Note 15 to the consolidated financial statements included in Item 8 of Part II of this Annual Report. As of January 31, 2008, Questar had 9,253 shareholders of record.

**Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities**
The following table sets forth the Company's purchases of common stock registered under Section 12 of the Exchange Act that occurred during the quarter ended December 31, 2007.

| 2007 | Number of Shares Purchased[a] | Average Price per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans | Maximum Number of Shares that May Yet Be Purchased Under the Plans |
|---|---|---|---|---|
| October | 13,823 | $55.17 | - | - |
| November | 33,997 | 55.61 | - | - |
| December | 6,208 | 54.64 | - | - |
| **Total** | **54,028** | **$55.38** | - | - |

[a]The numbers include any shares purchased in conjunction with tax-payment elections under the Company's Long-term Stock Incentive Plan and rollover shares used in exercising stock options. They exclude any fractional shares purchased from terminating participants in Questar's Dividend Reinvestment and Stock Purchase Plan and any shares of restricted stock forfeited when failing to satisfy vesting conditions.

**ITEM 6. SELECTED FINANCIAL DATA.**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | 2004 | 2003 |
| | (in millions, except per-share amounts) | | | | |
| Revenues | **$2,726.6** | $2,835.6 | $2,724.9 | $1,901.4 | $1,463.2 |
| Operating expenses | | | | | |
| Cost of natural gas and other products sold | **917.1** | 1,223.6 | 1,371.3 | 821.8 | 527.4 |
| Operating and maintenance | **298.6** | 286.8 | 262.8 | 213.6 | 205.0 |
| General and administrative | **165.4** | 135.0 | 123.1 | 114.2 | 94.3 |
| Production and other taxes | **101.0** | 108.7 | 120.2 | 90.9 | 70.7 |
| Depreciation, depletion and amortization | **369.1** | 308.4 | 250.3 | 216.2 | 192.4 |
| Other expenses | **33.2** | 42.0 | 35.4 | 29.1 | 33.6 |
| Total operating expenses | **1,884.4** | 2,104.5 | 2,163.1 | 1,485.8 | 1,123.4 |
| Net gain (loss) from asset sales | **(0.9)** | 25.3 | 4.7 | 0.3 | (0.3) |
| Operating income | **841.3** | 756.4 | 566.5 | 415.9 | 339.5 |
| Interest and other income | **20.0** | 9.3 | 9.0 | 6.3 | 8.0 |
| Income from unconsolidated affiliates | **8.9** | 7.5 | 7.5 | 5.1 | 5.0 |
| Interest expense | **(72.2)** | (73.6) | (69.4) | (68.4) | (70.7) |
| Income taxes | **(290.6)** | (255.5) | (187.9) | (129.6) | (102.6) |
| Income before accounting change | **507.4** | 444.1 | 325.7 | 229.3 | 179.2 |
| Cumulative effect of accounting change | | | | | (5.6) |
| Net income | **$ 507.4** | $ 444.1 | $ 325.7 | $ 229.3 | $ 173.6 |
| Basic earnings per common share | | | | | |
| Income before accounting change | **$2.95** | $2.60 | $1.92 | $1.37 | $1.09 |
| Cumulative effect of accounting change | | | | | (0.04) |
| Net income | **$2.95** | $2.60 | $1.92 | $1.37 | $1.05 |
| Diluted earnings per common share | | | | | |
| Income before accounting change | **$2.88** | $2.54 | $1.87 | $1.34 | $1.07 |
| Cumulative effect of accounting change | | | | | (0.04) |
| Net income | **$2.88** | $2.54 | $1.87 | $1.34 | $1.03 |
| Weighted-average common shares outstanding | | | | | |
| Used in basic calculation | **172.0** | 170.9 | 169.6 | 167.5 | 165.4 |
| Used in diluted calculation | **175.9** | 175.2 | 174.3 | 171.4 | 168.4 |
| Dividends per share | **$0.485** | $0.465 | $0.445 | $0.425 | $0.39 |
| Book value per common share at December 31, | **$14.92** | $12.83 | $ 9.08 | $ 8.53 | $ 7.58 |
| Net cash provided from operating activities | **$1,141.0** | $ 965.0 | $ 695.8 | $ 585.7 | $ 436.6 |
| Capital expenditures | **1,398.3** | 916.1 | 712.7 | 446.5 | 325.6 |
| Total assets at December 31, | **$5,944.2** | $5,064.7 | $4,374.3 | $3,684.9 | $3,337.4 |

| | | | | | |
|---|---|---|---|---|---|
| Capitalization at December 31, | | | | | |
| Long-term debt, less current portion | **$1,021.2** | $1,022.4 | $ 983.2 | $ 933.2 | $ 950.2 |
| Common equity | **2,577.9** | 2,205.5 | 1,549.8 | 1,439.6 | 1,261.3 |
| Total capitalization | **$3,599.1** | $3,227.9 | $2,533.0 | $2,372.8 | $2,211.5 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

## RESULTS OF OPERATION

| | Year Ended December 31, | | | Change | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | **2007 vs. 2006** | 2006 vs. 2005 |
| | (in millions, except per-share amounts) | | | | |
| Exploration and Production | | | | | |
| Questar E&P | **$285.5** | $253.9 | $172.8 | **$31.6** | $ 81.1 |
| Wexpro | **59.2** | 50.0 | 43.7 | **9.2** | 6.3 |
| Midstream Field Services – Gas Management | **55.3** | 42.6 | 35.7 | **12.7** | 6.9 |
| Energy Marketing – Energy Trading, and other | **20.8** | 9.6 | 6.0 | **11.2** | 3.6 |
| Market Resources total | **420.8** | 356.1 | 258.2 | **64.7** | 97.9 |
| Interstate Gas Transportation – Questar Pipeline | **45.0** | 45.4 | 26.6 | **(0.4)** | 18.8 |
| Retail Gas Distribution – Questar Gas | **37.4** | 37.0 | 36.0 | **0.4** | 1.0 |
| Corporate | **4.2** | 5.6 | 4.9 | **(1.4)** | 0.7 |
| Net income | **$507.4** | $444.1 | $325.7 | **$63.3** | $118.4 |
| | | | | | |
| Earnings per share – diluted | **$ 2.88** | $ 2.54 | $ 1.87 | **$0.34** | $ 0.67 |

### Exploration and Production

***Questar E&P***
Following is a summary of Questar E&P financial and operating results:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| **Operating Income** | | | |
| Revenues | | | |
| Natural gas sales | **$ 788.2** | $ 684.0 | $ 517.6 |
| Oil and NGL sales | **164.2** | 128.6 | 98.6 |
| Other | **3.6** | 3.1 | 4.4 |
| Total revenues | **956.0** | 815.7 | 620.6 |
| Operating expenses | | | |
| Operating and maintenance | **87.9** | 73.6 | 61.8 |
| General and administrative | **56.3** | 42.4 | 33.9 |
| Production and other taxes | **60.1** | 58.3 | 68.7 |
| Depreciation, depletion and amortization | **243.5** | 185.7 | 134.7 |
| Exploration | **22.0** | 34.4 | 11.1 |
| Abandonment and impairment | **10.8** | 7.6 | 7.7 |
| Natural gas purchases | **2.2** | 2.8 | 4.2 |
| Total operating expenses | **482.8** | 404.8 | 322.1 |

| | | | |
|---|---|---|---|
| Net gain (loss) from asset sales | **(0.6)** | 24.3 | 1.1 |
| Operating income | **$ 472.6** | $ 435.2 | $ 299.6 |
| | | | |
| **Operating Statistics** | | | |
| Questar E&P production volumes | | | |
| Natural gas (Bcf) | **121.9** | 113.9 | 100.0 |
| Oil and NGL (MMbbl) | **3.0** | 2.6 | 2.4 |
| Total production (Bcfe) | **140.2** | 129.6 | 114.2 |
| Average daily production (MMcfe) | **384.1** | 355.2 | 312.9 |
| Questar E&P average realized price, net to the well (including hedges) | | | |
| Natural gas (per Mcf) | **$6.46** | $6.00 | $5.18 |
| Oil and NGL (per bbl) | **$53.99** | $49.12 | $41.54 |

Questar E&P reported net income of $285.5 million in 2007, up 12% from $253.9 million in 2006 and $172.8 million in 2005. The impact of higher realized prices for natural gas, crude oil, and NGL was partially offset by a higher average production cost structure.

Questar E&P production volumes were 140.2 Bcfe in 2007, compared to 129.6 Bcfe in the year-earlier period. On an energy-equivalent basis, natural gas comprised approximately 87% of Questar E&P 2007 production. A comparison of natural gas-equivalent production by major operating area is shown in the following table:

| | Year Ended December 31, | | | Change | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | **2007 vs. 2006** | 2006 vs. 2005 |
| | | | (in Bcfe) | | |
| Pinedale Anticline | **47.4** | 39.5 | 33.2 | **7.9** | 6.3 |
| Uinta Basin | **25.4** | 25.1 | 25.6 | **0.3** | (0.5) |
| Rockies Legacy | **16.4** | 18.3 | 16.7 | **(1.9)** | 1.6 |
| Rocky Mountain total[(a)] | **89.2** | 82.9 | 75.5 | **6.3** | 7.4 |
| Midcontinent | **51.0** | 46.7 | 38.7 | **4.3** | 8.0 |
| Total Questar E&P | **140.2** | 129.6 | 114.2 | **10.6** | 15.4 |

[(a)]Questar E&P shut in approximately 10.3 Bcfe (net) of production in 2007 and 1.2 Bcfe (net) of production in 2006 in the Rocky Mountain region in response to low natural gas prices.

Questar E&P production from the Pinedale Anticline in western Wyoming grew 20% to 47.4 Bcfe in 2007 as a result of ongoing development drilling. Pinedale production growth is influenced by seasonal access restrictions imposed by the Bureau of Land Management that limit the company's ability to drill and complete wells during the mid-November to early-May period.

Questar E&P Rockies Legacy properties include all of the company's Rocky Mountain region properties except the Pinedale Anticline and the Uinta Basin. Rockies Legacy 2007 production of 16.4 Bcfe was 1.9 Bcfe lower than a year ago.

In the Midcontinent, Questar E&P grew production 9% to 51.0 Bcfe in 2007, driven by ongoing infill-development drilling in Elm Grove field in northwestern Louisiana. Net production from Elm Grove field increased to 16.4 Bcfe in 2007 compared to 14.3 Bcfe in the year-earlier period.

Questar E&P also benefited from higher realized prices for natural gas, oil and NGL. The weighted-average realized natural gas price for Questar E&P (including the impact of hedging) was $6.46 per Mcf compared to $6.00 per Mcf for the same period in 2006, an 8% increase. Realized oil and NGL prices in 2007 averaged $53.99 per bbl, compared with $49.12 per bbl during the prior-year period, a 10% increase. A regional comparison of average realized prices, including hedges, is shown in the following table:

| | Year Ended December 31, | | | Change | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | **2007 vs. 2006** | 2006 vs. 2005 |
| Natural gas (per Mcf) | | | | | |
| Rocky Mountains | **$5.92** | $5.73 | $5.01 | **$0.19** | $0.72 |
| Midcontinent | **7.42** | 6.47 | 5.49 | **0.95** | 0.98 |
| Volume-weighted average | **6.46** | 6.00 | 5.18 | **0.46** | 0.82 |
| Oil and NGL (per bbl) | | | | | |
| Rocky Mountains | **$53.51** | $46.62 | $42.08 | **$6.89** | $4.54 |
| Midcontinent | **54.85** | 54.93 | 40.25 | **(0.08)** | 14.68 |
| Volume-weighted average | **53.99** | 49.12 | 41.54 | **4.87** | 7.58 |

Questar E&P hedged or pre-sold approximately 75% of gas production in 2007, and hedged or pre-sold 70% of gas production in the comparable 2006 period. Hedging increased Questar E&P gas revenues by $245.7 million in 2007 and $53.7 million in 2006. The company hedged or pre-sold approximately 61% of its oil production in 2007, and hedged or pre-sold 78% of its oil production in the same period of 2006. Oil hedges reduced revenues $17.2 million in 2007 and $19.6 million in 2006.

Questar may hedge up to 100% of forecasted production from proved reserves to lock in acceptable returns on invested capital and to protect returns, cash flow and net income from a decline in commodity prices. During 2007, Questar E&P hedged additional production through 2010. In the second quarter of 2006, the company began using basis-only swaps to protect cash flows and net income from widening natural gas-price basis differentials that may result from capacity constraints on regional gas pipelines. Net mark-to-market changes in natural gas basis-only swaps increased 2007 net income by $3.6 million compared to a $1.2 million reduction in the prior-year period. Derivative positions as of December 31, 2007, are summarized in Item 7A of Part II in this annual report.

Questar E&P production costs (the sum of depreciation, depletion and amortization expense, lease operating expense, general and administrative expense, allocated-interest expense and production taxes) per Mcfe of production increased 13% to $3.38 per Mcfe in 2007 compared to $2.99 per Mcfe in 2006. Questar E&P production costs are summarized in the following table:

| | Year Ended December 31, | | | Change | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | **2007 vs. 2006** | 2006 vs. 2005 |
| | | | (per Mcfe) | | |
| Depreciation, depletion and amortization | **$1.74** | $1.43 | $1.18 | **$0.31** | $0.25 |
| Lease operating expense | **0.63** | 0.57 | 0.54 | **0.06** | 0.03 |
| General and administrative expense | **0.40** | 0.33 | 0.30 | **0.07** | 0.03 |
| Allocated-interest expense | **0.18** | 0.21 | 0.21 | **(0.03)** | |
| Production taxes | **0.43** | 0.45 | 0.60 | **(0.02)** | (0.15) |
| Total production costs | **$3.38** | $2.99 | $2.83 | **$0.39** | $0.16 |

Production volume-weighted average depreciation, depletion and amortization expense per Mcfe increased in 2007 due to higher costs for drilling, completion and related services, higher cost of steel casing, other tubulars and wellhead equipment, the ongoing depletion of older, lower-cost reserves and the increasing component of Questar E&P production derived from higher-cost fields such as Elm Grove in the Midcontinent and Vermillion Basin in the Rockies. Lease operating expense per Mcfe increased due to higher costs of materials and consumables, increased produced-water disposal costs and higher well-workover activity. General and administrative expense per Mcfe grew due to increased labor and legal expenses in 2007. Allocated-interest expense per unit of production decreased in 2007 due to reduced debt expense and increased 2007 production. Production taxes were lower in 2007 due to lower market prices for natural gas. The company pays production taxes per Mcfe based on sales prices before the impact of hedges.

Questar E&P exploration expense decreased $12.4 million or 36% in 2007 compared to 2006. In 2006, Questar E&P recorded a $10.0 million charge related to the abandoned deep exploratory portion of the Stewart Point 15-29 well on the Pinedale Anticline after failing to establish commercial production in the Hilliard and Rock Springs formations.

In 2006, Questar E&P sold certain proved reserves and undeveloped leasehold interests in western Colorado and recognized a pre-tax gain of $22.7 million.

Questar E&P major operating areas are discussed below.

*Pinedale Anticline:* As of December 31, 2007, Market Resources (including both Questar E&P and Wexpro) operated and had working interests in 250 producing wells on the Pinedale Anticline compared to 195 a year earlier. Of the 250 producing wells, Questar E&P has working interests in 228 wells, overriding royalty interests in an additional 21 Wexpro-operated wells, and no interest in one well operated by Wexpro. Wexpro has working interests in 71 of the 250 producing wells.

In 2005, the Wyoming Oil and Gas Conservation Commission (WOGCC) approved 10-acre-density drilling for Lance Pool wells on about 12,700 (gross) acres of Market Resources 18,208 acre (gross) Pinedale leasehold. The area approved for increased density corresponds to the currently estimated productive limits of Market Resources core acreage in the field. At December 31, 2007, Questar E&P had booked 355 proved undeveloped locations on a combination of 10- and 20-acre density and reported estimated net proved reserves at Pinedale of 1,033.9 Bcfe, or 55% of Questar E&P's total proved reserves. The company is evaluating the economic potential of development on five-acre density at Pinedale. In January 2008, the WOGCC approved five-acre-density drilling for Lance Pool wells on about 4,200 gross acres of Market Resources Pinedale leasehold. If five-acre-density development is appropriate for a majority of its leasehold, the company currently estimates up to an additional 1,600 wells will be required to fully develop the Lance Pool on its acreage.

*Uinta Basin:* As of December 31, 2007, Questar E&P had a working interest in 857 producing wells in the Uinta Basin of eastern Utah, compared to 811 at December 31, 2006. At December 31, 2007, Questar E&P had booked 123 proved-undeveloped locations and reported estimated net proved reserves in the Uinta Basin of 301.2 Bcfe or 16% of Questar E&P's total proved reserves. Uinta Basin proved reserves are found in a series of vertically-stacked, laterally discontinuous reservoirs at depths of 5,000 feet to deeper than 16,000 feet. Questar E&P owns interests in over 242,000 gross leasehold acres in the Uinta Basin.

*Rockies Legacy:* The remainder of Questar E&P Rocky Mountain region leasehold interests, productive wells and proved reserves are distributed over a number of basins, fields and properties managed as the company's Rockies Legacy division. Most of the properties are located in the Greater Green River Basin of western Wyoming. In aggregate, Rockies Legacy properties comprised 158.6 Bcfe or 9% of Questar E&P total proved reserves at December 31, 2007. Within the division, exploratory and development activity is planned for 2008 in the San Juan, Paradox, Powder River, Green River and Vermillion basins.

In the Vermillion Basin on the southwestern Wyoming-northwestern Colorado state line, Market Resources companies continue to evaluate the potential of several formations under 146,000 net leasehold acres. As of December 31, 2007, Market Resources had recompleted two older wells and drilled and completed 20 new wells. The targets are the Baxter Shale, a thick, overpressured shale found at depths of about 9,500 to about 13,000 feet and deeper Frontier and Dakota tight-sand formations at depths to about 14,000 feet.

*Midcontinent:* Questar E&P Midcontinent properties are distributed over a large area, including the Anadarko basin of Oklahoma and the Texas Panhandle, the Arkoma basin of Oklahoma and western Arkansas, and the Ark-La-Tex region of Louisiana, Texas and Arkansas. With the exception of the Elm Grove field in northwest Louisiana and the Granite Wash play in the Texas Panhandle, Questar E&P Midcontinent leasehold interests are highly fragmented, with no significant concentration of property interests. Questar E&P reported Midcontinent proved reserves of 373.9 Bcfe on December 31, 2007, 20% of Questar E&P's total year-end proved reserves.

Questar E&P continues a two-rig infill-development project on its largest single Midcontinent asset, the Elm Grove field in northwest Louisiana. As of December 31, 2007, Questar E&P operated or had working interests in 293 producing wells in the Elm Grove field compared to 231 at December 31, 2006. At December 31, 2007, Questar E&P had 38 proved-undeveloped locations and reported estimated net proved reserves at Elm Grove of 104.6 Bcfe, or 6% of the company's total proved reserves.

***Wexpro***

Wexpro reported net income of $59.2 million in 2007 compared to $50.0 million in 2006, an 18% increase. Pursuant to the Wexpro Agreement, Wexpro recovers its costs and receives an unlevered after-tax return of approximately 19% to 20% on its investment in commercial wells and related facilities – adjusted for working capital and reduced for deferred income taxes and depreciation (investment base). Wexpro investment base at December 31, 2007, was $300.4 million, an increase of $39.8 million or 15% from December 31, 2006. Wexpro produced 34.9 Bcf of cost-of-service gas in 2007.

**Midstream Field Services – Questar Gas Management**

Following is a summary of Gas Management financial and operating results:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | | (in millions) | |
| **Operating Income** | | | |
| Revenues | | | |
| Gathering | **$111.4** | $ 89.2 | $74.5 |
| Processing | **94.9** | 94.7 | 80.7 |
| Total revenues | **206.3** | 183.9 | 155.2 |
| Operating expenses | | | |
| Operating and maintenance | **83.6** | 92.4 | 85.2 |
| General and administrative | **17.2** | 12.2 | 7.5 |
| Production and other taxes | **1.4** | 0.6 | 0.7 |
| Depreciation, depletion and amortization | **19.1** | 15.3 | 11.3 |
| Abandonment and impairments | **0.4** | | |
| Total operating expenses | **121.7** | 120.5 | 104.7 |
| Net gain from asset sales | | 1.0 | |
| Operating income | **$ 84.6** | $ 64.4 | $ 50.5 |
| | | | |
| **Operating Statistics** | | | |
| Natural gas processing volumes | | | |
| NGL sales (MMgal) | **76.5** | 88.1 | 88.4 |
| NGL sales price (per gal) | **$0.98** | $0.88 | $0.77 |
| Fee-based processing volumes (in millions of MMBtu) | | | |
| For unaffiliated customers | **44.1** | 37.5 | 13.2 |
| For affiliated customers | **82.5** | 82.9 | 62.3 |
| Total fee-based processing volumes | **126.6** | 120.4 | 75.5 |
| Fee-based processing (per MMBtu) | **$0.15** | $0.14 | $0.15 |
| Natural gas gathering volumes (in millions of MMBtu) | | | |
| For unaffiliated customers | **162.1** | 124.1 | 112.6 |
| For affiliated customers | **128.1** | 150.0 | 144.4 |
| Total gas gathering volumes | **290.2** | 274.1 | 257.0 |
| Gas gathering revenue (per MMBtu) | **$0.32** | $0.29 | $0.25 |

Gas Management grew net income to $55.3 million in 2007 compared to $42.6 million in the 2006 period, a 30% increase driven by higher gathering and processing volumes.

Gathering volumes increased 16.1 million MMBtu, or 6% to 290.2 million MMBtu in 2007. New projects serving third parties in the Uinta Basin and expanded Pinedale production contributed to a 31% increase in third-party volumes during 2007. Total gathering margins (revenues minus direct expenses) during 2007 increased 35% to $67.1 million compared to $49.6 million in 2006.

Fee-based gas-processing volumes were 126.6 million MMBtu in 2007, a 5% increase compared to the 2006 period. Fee-based gas-processing revenues increased 14% or $2.2 million, while gross margin from keep-whole processing increased 40% or $12.9 million in 2007. Approximately 74% of Gas Management net operating revenue (total revenue less processing plant-shrink) is derived from fee-based contracts, compared to 77% in 2006. Gas Management uses forward sales contracts to reduce margin volatility associated with keep-whole contracts. Forward sales contracts reduced NGL revenues by $5.8 million in 2007 and increased revenues by $0.7 million in 2006.

**Energy Marketing – Questar Energy Trading**

Energy Trading grew net income 117% to $20.8 million in 2007 compared to $9.6 million in 2006, driven primarily by increased trading margins. Gross marketing margin (gross revenues less costs for gas and oil purchases, transportation and gas storage) totaled $31.6 million in 2007 compared to $16.0 million a year ago. The increase in trading margin was due primarily to increased storage activity over the same period last year. Energy Trading reported unaffiliated revenues of $504.4 million in 2007 compared with $656.0 million in 2006, a 23% decrease primarily resulting from lower regional-market prices for natural gas. The weighted-average natural gas sales price decreased 20% in 2007 to $4.29 per MMBtu, compared to $5.34 per MMBtu for the 2006 period.

**Interstate Gas Transmission – Questar Pipeline**

Questar Pipeline reported 2007 net income of $45.0 million compared with $45.4 million in 2006, a 1% decrease. Operating income was 4% lower in 2007 compared to the 2006 due primarily to increased expenses related to a system expansion and lower NGL sales. The company began collecting revenues from the Overthrust Pipeline Opal expansion in 2006 at an interim delivery point on the Kern River Pipeline before completion of the new facilities in January 2007. In 2007, Questar Pipeline incurred higher operating and depreciation expenses after placing the new facilities in service. Following is a summary of Questar Pipeline financial and operating results:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| **OPERATING INCOME** | | | |
| Revenues | | | |
| Transportation | **$127.4** | $119.9 | $108.2 |
| Storage | **37.6** | 37.6 | 37.4 |
| Gas processing | **8.7** | 6.3 | 5.6 |
| NGL sales | **8.5** | 11.0 | 9.2 |
| Energy services | **16.0** | 16.1 | 12.7 |
| Other | **7.7** | 6.6 | 11.2 |
| Total revenues | **205.9** | 197.5 | 184.3 |
| Operating expenses | | | |
| Operating and maintenance | **37.7** | 33.4 | 30.7 |
| General and administrative | **31.3** | 25.3 | 34.2 |
| Depreciation and amortization | **35.0** | 32.3 | 30.5 |
| Cost of goods sold | **4.0** | 4.8 | 5.4 |
| Impairment of the California segment of Southern Trails Pipeline | | | 16.0 |
| Other taxes | **7.3** | 7.3 | 6.3 |
| Operating expenses | **115.3** | 103.1 | 123.1 |
| Net gain from asset sales | **0.4** | 0.4 | 3.8 |
| Operating income | **$ 91.0** | $ 94.8 | $ 65.0 |
| **OPERATING STATISTICS** | | | |
| Natural gas-transportation volumes (MMdth) | | | |
| For unaffiliated customers | **352.3** | 320.4 | 259.3 |
| For Questar Gas | **113.8** | 116.7 | 116.3 |
| For other affiliated customers | **16.0** | 26.3 | 25.7 |
| Total transportation | **482.1** | 463.4 | 401.3 |
| Transportation revenue (per dth) | **$0.26** | $0.26 | $0.27 |
| Firm daily transportation demand at December 31, (Mdth) | **3,112** | 2,152 | 1,920 |
| Natural gas processing | | | |
| NGL sales (MMgal) | **7.2** | 9.0 | 6.7 |
| NGL sales price (per gal) | **$1.19** | $1.22 | $1.36 |

***Revenues***
Following is a summary of major changes in Questar Pipeline revenues for 2007 compared with 2006 and 2006 compared with 2005:

| | Change in Revenues | |
|---|---|---|
| | **2007 to 2006** | 2005 to 2006 |
| | (in millions) | |
| Transportation | | |
| New transportation contracts | **$9.4** | $14.4 |
| Expiration of transportation contracts | **(1.7)** | (2.7) |
| Other | **(0.2)** | |
| Storage | | 0.2 |
| Gas processing | **2.4** | 0.7 |
| NGL sales | | |
| Change in NGL prices and volumes | **(2.5)** | 4.2 |
| Adjustment to credit of NGL revenues in 2005 | | (2.4) |
| Energy services | **(0.1)** | 3.4 |
| Other | **1.1** | (4.6) |
| Increase | **$8.4** | $13.2 |

As of December 31, 2007, Questar Pipeline had firm-transportation contracts of 3,112 Mdth per day compared with 2,152 Mdth per day as of December 31, 2006. Questar Pipeline has expanded its transportation system in response to growing regional natural gas production and transportation demand. On January 1, 2007, Questar Pipeline began operations on an expansion of the Overthrust Pipeline to a connection with Kern River Pipeline at Opal, Wyoming. The majority of the contracts for this expansion were effective at the beginning of 2006 at an interim delivery point pending construction and startup of the new facilities. Questar Pipeline completed an expansion of its southern system and placed the pipeline in service on November 1, 2007. Additional long-term firm contracts from this expansion totaled 175 Mdth per day. The Company completed its expansion of Overthrust Pipeline to Wamsutter and began interruptible transportation services on this pipeline in mid-December 2007. A long-term capacity lease and additional firm contracts from this expansion totaled 750 Mdth per day.

Questar Pipeline has increased transportation revenues by remarketing expiring contracts with discounted rates ranging from $0.08 per dth to $0.12 per dth into maximum rate contracts ($0.17 per dth) for terms of up to 31 years and, where possible, has restructured single contracts into multiple contracts.

Questar Gas is Questar Pipeline's largest transportation customer with contracts for 901 Mdth per day. The majority of Questar Gas transportation contracts extend through mid-2017.

Questar Pipeline owns and operates the Clay Basin underground storage complex in eastern Utah. This facility is 100% subscribed under long-term contracts. In addition to Clay Basin, Questar Pipeline also owns and operates three smaller aquifer gas storage facilities. Questar Gas has contracted for 26% of firm-storage capacity at Clay Basin for terms extending from five to 11 years and 100% of the firm-storage capacity at the aquifer facilities for terms extending for 10 years.

Questar Pipeline charges FERC-approved transportation and storage rates that are based on straight fixed-variable rate design. Under this rate design, all fixed costs of providing service including depreciation and return on investment are recovered through the demand charge. About 95% of Questar Pipeline costs are fixed and recovered through these demand charges. Questar Pipeline's revenues and earnings are driven primarily by demand charges from firm shippers. Since only about 5% of operating costs are recovered through volumetric charges, changes in transportation volumes do not have a significant impact on earnings, except when volume changes result from a change in contract demand.

Questar Pipeline NGL sales decreased 23% in 2007 compared to 2006 due to 20% lower volumes and lower realized prices due to lower quality liquids removed from the gas stream. In 2005 revenues were increased by a $2.4 million adjustment due to a resolution of a liquid-sharing arrangement in a fuel-gas reimbursement proceeding. During the third quarter of 2005, Questar Pipeline received approval of a settlement with customers that resolved outstanding issues in the 2004 and 2005 fuel gas reimbursement percentage (FGRP) filings. Included in this settlement was a resolution of the amount of liquid revenues at the Kastler plant to be retained by Questar Pipeline. Questar Pipeline recorded the impact of the settlement in third quarter 2005 increasing liquid revenues by $2.4 million and net income by $1.5 million.

Questar Pipeline's subsidiary, Questar InfoComm, provides well-head automation and measurement services to natural gas producers in the Rockies. Questar InfoComm previously provided data-hosting services. Well-head automation and measurement services revenues were slightly lower in 2007 as higher service revenues were offset by lower wellhead automation equipment sales. Well-head automation and measurement revenues increased $3.4 million in 2006.

*Expenses*
Operating, maintenance, general and administrative expenses increased by 18% to $69.0 million in 2007 compared to $58.7 million in 2006 and $64.9 million in 2005. Higher operating costs were primarily related to pipeline system expansions and gas processing. Operating, maintenance, general and administrative expenses per dth transported were $0.14 in 2007 compared with $0.13 in 2006 and $0.16 in 2005. Operating, maintenance, general and administrative expenses include processing and storage costs.

Depreciation expense increased 8% in 2007 compared to 2006 and increased 6% in 2006 compared to 2005 due to investment in pipeline expansions.

*Clay Basin Storage*
In 2002, the company noted a discrepancy between the book volume of cushion gas at Clay Basin and the volume implied by reservoir pressure-test data. Reservoir modeling and pressure tests over the last five years have verified the integrity of the reservoir. The company believes that an estimated 3.2 Bcf of cushion gas may have been lost in the course of normal operations over the past 30 years. This loss represents 0.25% of the volume of gas cycled into and out of the reservoir since storage operations began in 1977. During 2007, Questar Pipeline added to the volume of cushion gas in the Clay Basin reservoir by purchasing and injecting 2.8 Bcf of gas at a cost of $5.5 million. Questar Pipeline plans to purchase an additional 0.4 Bcf during 2008 to replace the remainder of the estimated 3.2 Bcf cushion-gas shortfall. This will restore the volume of cushion gas in the Clay Basin reservoir to the FERC-certificated level.

*Southern Trails Pipeline*
See Note 4 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for discussion of the impairment of the California segment of Southern Trails and potential impairment of the eastern segment.

*Salt Cavern Storage Project*
Questar Pipeline has invested $11.5 million in a salt cavern storage project in southwest Wyoming. The project is on hold pending updated feasibility studies and customer commitments. Several third parties are funding the updated feasibility studies in exchange for the right to participate in the project.

**Retail Gas Distribution – Questar Gas**
Questar Gas, which provides natural gas distribution services in Utah, Wyoming and Idaho, reported net income of $37.4 million for 2007 compared with $37.0 million in 2006, a 1% increase, and $36.0 million in 2005. Operating income increased $1.2 million, or 2%, in the 2007 to 2006 comparison due primarily to higher margins from customer growth and lower bad debt and depreciation expenses. Following is a summary of Questar Gas's financial and operating results:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| **OPERATING INCOME** | | | |
| Revenues | | | |
| Residential and commercial sales | **$876.6** | $ 988.4 | $867.8 |
| Industrial sales | **9.9** | 23.5 | 40.1 |
| Transportation for industrial customers | **9.9** | 6.7 | 5.9 |
| Service | **5.9** | 7.1 | 6.6 |
| Other | **30.2** | 38.9 | 42.1 |
| Total revenues | **932.5** | 1,064.6 | 962.5 |
| Cost of natural gas sold | **687.2** | 821.8 | 720.2 |
| Margin | **245.3** | 242.8 | 242.3 |
| Operating expenses | | | |
| Operating and maintenance | **73.4** | 73.2 | 73.7 |
| General and administrative | **45.5** | 41.9 | 39.3 |

| | | | |
|---|---|---|---|
| Depreciation and amortization | **38.8** | 40.9 | 45.8 |
| Other taxes | **11.5** | 11.6 | 11.0 |
| Total operating expenses | **169.2** | 167.6 | 169.8 |
| Net (loss) from asset sales | | (0.3) | |
| Operating income | **$ 76.1** | $ 74.9 | $ 72.5 |

**OPERATING STATISTICS**

| | | | |
|---|---|---|---|
| Natural gas volumes (MMdth) | | | |
| Residential and commercial sales | **106.1** | 102.2 | 96.3 |
| Industrial sales | **1.6** | 3.1 | 5.7 |
| Transportation for industrial customers | **53.8** | 35.5 | 31.2 |
| Total industrial | **55.4** | 38.6 | 36.9 |
| Total deliveries | **161.5** | 140.8 | 133.2 |
| Natural gas revenue (per dth) | | | |
| Residential and commercial | **$8.26** | $9.67 | $9.01 |
| Industrial sales | **6.18** | 7.64 | 7.06 |
| Transportation for industrial customers | **0.18** | 0.19 | 0.19 |
| System natural gas cost (per dth) | **$ 5.93** | $ 6.54 | $6.46 |
| Temperatures – colder (warmer) than normal | **2%** | (2%) | (3%) |
| Temperature-adjusted usage per customer (dth) | **110.8** | 113.6 | 113.3 |
| Customers at December 31, (in thousands) | **873.6** | 850.5 | 824.4 |

***Margin Analysis***

Questar Gas's margin (revenues less gas costs) increased $2.5 million in 2007 compared to 2006, and $0.5 million in 2006 compared with 2005. Following is a summary of major changes in Questar Gas's margin for 2007 compared to 2006 and 2006 compared to 2005:

| | Change in Margin | |
|---|---|---|
| | **2006 to 2007** | 2005 to 2006 |
| | (in millions) | |
| New customers | **$ 5.9** | $ 6.9 |
| Conservation-enabling tariff | **4.3** | (1.7) |
| Change in usage per customer | **(4.2)** | 0.5 |
| Change in transportation revenues | **3.2** | 0.6 |
| Change in rates | **(6.2)** | (4.9) |
| Recovery of demand-side management costs | **0.6** | |
| Recovery of gas-cost portion of bad-debt costs | **(2.1)** | (2.8) |
| Other, including shifting between rate classes | **1.0** | 1.9 |
| Increase | **$ 2.5** | $ 0.5 |

At December 31, 2007, Questar Gas served 873,607 customers, up from 850,542 at December 31, 2006. Customer growth increased margin by $5.9 million in 2007 and $6.9 million in 2006.

Temperature-adjusted usage-per-customer decreased 2% in 2007 compared to 2006 and decreased less than 1% in 2006 compared to 2005. The impact on the company's margin from changes in usage-per-customer has been mitigated by a pilot conservation-enabling tariff that was approved by the PSCU in October 2006, effective back to the beginning of 2006. The new tariff resulted in a margin increase of $2.5 million in 2007, largely offsetting a $4.2 million decline in usage-per-customer.

Effective June 1, 2006, the company reduced gas rates for Utah customers by $9.7 million per year, primarily to reflect depreciation rates and corresponding reduction in the company's depreciation expense. As a result, Questar Gas realized a $6.2 million reduction in revenues in 2007 compared to 2006. The lower depreciation rates reduced depreciation expense approximately $3.8 million in 2007 compared to the prior year.

See Note 7 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for a discussion of the rate changes.

Weather, as measured in degree days, was 2% colder than normal in 2007 compared with 2% warmer than normal in 2006. A weather-normalization adjustment on customer bills generally offsets the revenue impacts of moderate temperature variations.

Industrial deliveries (including sales and transportation) increased 44% in 2007 compared to 2006 due to service to an electric generating plant. Industrial deliveries increased 5% in 2006 compared with 2005.

***Revenues***
Questar Gas reported revenues of $932.5 million in 2007 compared with $1,064.6 million in 2006. The decrease resulted from lower regional gas supply prices for natural gas included in rates. Questar Gas is permitted to collect gas costs, without markup, through rates.

***Expenses***
Cost of natural gas sold decreased 16% in 2007 compared to 2006 primarily due to lower gas-purchase expenses per dth. Questar Gas accounts for purchased-gas costs in accordance with procedures authorized by the PSCU and the PSCW. Purchased-gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes. As of December 31, 2007, Questar Gas had a $58.1 million over-collected balance in the purchased-gas adjustment account representing costs recovered from customers in excess of costs incurred.

The sum of operating, maintenance, general and administrative expenses increased 3% in 2007 compared to 2006. Higher labor and benefit costs were offset by lower bad-debt costs. Operating, maintenance, general and administrative expenses per customer were $136 in 2007 compared to $135 in 2006 and $137 in 2005.

Depreciation expense decreased 5% in 2007 compared to 2006 and 11% in 2006 compared to 2005 primarily as a result of reduced depreciation rates effective June 1, 2006, in accordance with the PSCU order discussed above.

***Utility Rate Matters***
See Note 7 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for a discussion of the Conservation Enabling Tariff, a rate reduction in Utah, and filing of a general rate case in Utah. Questar Gas is subject to the requirements of the Pipeline Safety Improvement Act. Questar Gas has been spending $4.0 to $5.0 million per year to comply with the act, not including costs of pipeline replacement if necessary. The PSCU has allowed Questar Gas to recover $2.0 million per year of these costs beginning June 2006 and to record a regulatory asset for additional incremental operating costs incurred to comply with this Act.

**Consolidated Results Before Net Income**

***Interest and Other Income***
The details of interest and other income for 2007, 2006 and 2005 are shown in the table below:

| | Year Ended December 31, | | | Change | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | 2007 vs. 2006 | 2006 vs. 2005 |
| | | (in millions) | | | |
| Interest income and other earnings | **$ 6.8** | $ 6.0 | $3.3 | **$0.8** | $2.7 |
| Allowance for other funds used during construction (capitalized finance costs) | **2.0** | 1.0 | 0.7 | **1.0** | 0.3 |
| Return earned on working-gas inventory and purchased-gas-adjustment account | **5.5** | 5.9 | 5.0 | **(0.4)** | 0.9 |
| Total | **$14.3** | $12.9 | $9.0 | **$1.4** | $3.9 |

*Net gain (loss) from asset sales*
During 2006, Questar E&P sold certain proved reserves and undeveloped leasehold interests in western Colorado and recognized a pre-tax gain of $22.7 million. The gain is included in the Consolidated Statement of Income line item "Net gain (loss) from asset sales".

*Income from unconsolidated affiliates*
Income from unconsolidated affiliates, primarily Rendezvous Gas Services, was $8.9 million in 2007 compared to $7.5 million in 2006. Rendezvous Gas Services provides gas-gathering services for the Pinedale and Jonah producing areas. Rendezvous gathering volumes increased 20% in 2007 compared to 2006 and 1% in 2006 compared to 2005.

*Interest expense*
Interest expense declined 2% in 2007 compared to 2006. Capitalized interest charges on pipeline construction amounted to $7.3 million in 2007 compared to $0.4 million in 2006. Interest expense rose in 2006 compared to 2005 due primarily to increased average debt levels during and higher interest rates on short-term debt outstanding in the early part of 2006.

*Net mark-to-market gain (loss) on basis-only swaps*
The Company uses basis-only swaps to protect cash flows and net income from widening natural gas-price basis differentials that may result from capacity constraints on regional gas pipelines. The Company recognized a net mark-to-market gain of $5.7 million on the natural gas basis-only swaps in 2007 compared with a net mark-to-market loss of $1.9 million in 2006.

*Income taxes*
The effective combined federal and state income tax rate was 36.4% in 2007, 36.5% in 2006 and 36.6% in 2005.

## LIQUIDITY AND CAPITAL RESOURCES

### Operating Activities
Net cash provided from operating activities increased 18% in 2007 compared to 2006 and 39% in 2006 compared to 2005 due to higher net income and noncash adjustments to net income. Noncash adjustments to net income consist primarily of depreciation, depletion and amortization, and deferred income taxes. Cash sources from operating assets and liabilities were lower in 2007 primarily due to lower purchased-gas adjustments. Net cash provided from operating activities is presented below:

| | Year Ended December 31, | | | Change | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | **2007 vs. 2006** | 2006 vs. 2005 |
| | | | (in millions) | | |
| Net income | **$507.4** | $444.1 | $325.7 | **$ 63.3** | $118.4 |
| Noncash adjustments to net income | **600.1** | 438.3 | 378.7 | **161.8** | 59.6 |
| Changes in operating assets and liabilities | **33.5** | 82.6 | (8.6) | **(49.1)** | 91.2 |
| Net cash provided from operating activities | **$1,141.0** | $965.0 | $695.8 | **$176.0** | $269.2 |

### Investing Activities
Capital spending in 2007 amounted $1,398.3 million. The details of capital expenditures in 2007 and 2006 and a forecast for 2008 are shown in the table below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 Forecast | **2007** | 2006 |
| | | (in millions) | |
| ***Market Resources*** | | | |
| Drilling and other exploration | $ 76.7 | **$ 32.7** | $ 13.6 |
| Dry exploratory well expenses | | **12.3** | 26.3 |
| Development drilling | 779.4 | **612.0** | 532.6 |
| Wexpro development drilling | 125.7 | **97.2** | 76.8 |
| Reserve acquisitions | 643.9 | **44.8** | 29.3 |
| Production | 18.7 | **28.2** | 22.7 |
| Midstream field services | 389.1 | **125.7** | 80.4 |
| Storage | 0.2 | **0.3** | 1.1 |

| | | | |
|---|---|---|---|
| General | 7.8 | **11.1** | 5.6 |
| Capital expenditure accruals | | **(20.4)** | (35.7) |
| | 2,041.5 | **943.9** | 752.7 |
| ***Questar Pipeline*** | | | |
| Transportation system | 50.4 | **111.5** | 13.5 |
| Overthrust Pipeline | 5.6 | **189.6** | 58.3 |
| Southern Trails Pipeline | 0.6 | **1.7** | 0.1 |
| Storage | 23.9 | **14.7** | 2.5 |
| Gathering and processing | 8.7 | **1.4** | 3.4 |
| General | 10.5 | **2.8** | 2.0 |
| Capital expenditure accruals | | **(3.2)** | (3.7) |
| | 99.7 | **318.5** | 76.1 |
| ***Questar Gas*** | | | |
| Retail distribution system and customer additions | 118.2 | **123.3** | 84.5 |
| General | 18.2 | **6.6** | 12.7 |
| Capital expenditure accruals | | **6.0** | (10.5) |
| | 136.4 | **135.9** | 86.7 |
| ***Corporate*** | 0.1 | **0.1** | 0.6 |
| Capital expenditure accruals | | **(0.1)** | |
| Total capital expenditures | $2,277.7 | **$1,398.3** | $916.1 |

***Market Resources***

In 2007 and 2006, Market Resources increased drilling activity at Pinedale and in the Midcontinent region. During 2007, Market Resources participated in 607 wells (202.8 net), resulting in 199.9 net successful gas and oil wells and 2.9 net dry or abandoned wells. The 2007 net drilling-success rate was 98.6%. There were 167 gross wells in progress at year-end. Market Resources also increased investment in its midstream gathering and processing-services business to expand capacity in both western Wyoming and eastern Utah in response to growing equity and third-party production volumes. On January 31, 2008, Questar E&P entered into agreements with multiple private sellers to acquire two significant natural gas development properties in northwest Louisiana for an aggregate purchase price of $655 million.

***Questar Pipeline***

During 2007, Questar Pipeline completed construction of a 54-mile, 24-inch pipeline extending from the eastern terminus of the company's Main Line 104 pipeline to the Green River block valve in south-central Utah. Also, a Questar Pipeline subsidiary completed an 80-mile extension of the Overthrust Pipeline from the eastern terminus of its transportation system at Kanda in Sweetwater County, Wyoming to an interconnect with the Rockies Express Pipeline LLC near Wamsutter in Sweetwater County, Wyoming.

***Questar Gas***

During 2007, Questar Gas added 646 miles of main, feeder and service lines to provide service to 23,065 additional customers.

**Financing Activities**

Net cash used in investing activities plus dividends paid exceeded net cash provided from operating activities by $327.8 million in 2007. As a result the Company increased short-term debt and long-term debt. Questar Gas has $43.0 million of notes maturing in the next 12 months. In January 2008, Questar Pipeline issued $200 million of 5.83% notes due 2018 to repay maturing debt and finance capital expenditures. Questar Gas intends to issue up to $150 million of long-term debt in 2008 to repay maturing debt and finance capital expenditures.

Short-term debt amounted to $260.6 million at December 31, 2007, and was comprised of commercial paper with an average interest rate of 5.7%. A year earlier short-term debt amounted to $40.0 million and was comprised of commercial paper with an average interest rate of 5.4%. Questar's commercial paper borrowings are backed by short-term line-of-credit arrangements. At December 31, 2007, the Company had $380.0 million of short-term lines of credit available and Market Resources had a $182.0 million long-term revolving-credit facility with banks. In February 2008, Market Resources established a $700 million term-loan credit facility to finance the purchase of the Louisiana natural gas development properties. Market Resources plans to expand its current revolving credit facility to $800 million and issue up to $500 million of additional long-term debt to retire the $700 million term loan credit facility.

Questar's consolidated capital structure consisted of 35% combined short- and long-term debt and 65% common shareholders' equity at December 31, 2007, compared to 33% combined short- and long-term debt and 67% common shareholders' equity a year earlier. Ratings of senior-unsecured debt as of December 31, 2007, were as shown below.

| | Moody's | Standard & Poor's |
|---|---|---|
| Market Resources | Baa3 | BBB+ |
| Questar Pipeline | A2 | A- |
| Questar Gas | A2 | A- |
| Questar – short-term debt | P2 | A2 |

**Contractual Cash Obligations and Other Commitments**
In the course of ordinary business activities, Questar enters into a variety of contractual cash obligations and other commitments. The following table summarizes the significant contractual cash obligations as of December 31, 2007:

| | Payments Due by Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2008 | 2009 | 2010 | 2011 | 2012 | After 2012 |
| | (in millions) | | | | | | |
| Long-term debt | $1,123.5 | $101.3 | $42.0 | $50.0 | $332.0 | $191.5 | $406.7 |
| Interest on fixed-rate long-term debt | 321.8 | 59.9 | 56.1 | 53.6 | 38.7 | 28.1 | 85.4 |
| Gas-purchase contracts | 659.2 | 197.6 | 85.5 | 50.4 | 32.4 | 27.8 | 265.5 |
| Transportation contracts | 109.0 | 13.0 | 12.9 | 12.9 | 12.6 | 10.7 | 46.9 |
| Operating leases | 30.1 | 6.5 | 6.5 | 6.3 | 5.8 | 3.7 | 1.3 |
| **Total** | **$2,243.6** | **$378.3** | **$203.0** | **$173.2** | **$421.5** | **$261.8** | **$805.8** |

The Company had $150 million of variable-rate long-term debt outstanding at December 31, 2007.

**Critical Accounting Policies, Estimates and Assumptions**
Questar's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of Part II of this Annual Report. The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statements requires management to make assumptions and estimates that affect the reported results of operations and financial position. The following accounting policies may involve a higher degree of complexity and judgment on the part of management.

***Gas and Oil Reserves***
Gas and oil reserve estimates require significant judgments in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given field may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, production history, and economic assumptions relating to commodity prices, production costs, severance and other taxes, capital expenditures and remediation costs. The subjective judgments and variances in data for various fields make these estimates less precise than other estimates included in the financial statement disclosures. For 2007, revisions of reserve estimates, other than revisions related to Pinedale increased-density, resulted in a 46.2 Bcfe increase in Questar E&P's proved reserves and a 30.0 Bcfe decrease in cost-of-service proved reserves. Revisions associated with Pinedale increased-density drilling added 126.8 Bcfe to Questar E&P's estimated proved reserves at December 31, 2007, and 25.9 Bcfe of additional cost-of-service proved reserves. See Note 16 for more information on the Company's estimated proved reserves.

***Successful Efforts Accounting for Gas and Oil Operations***
The Company follows the successful efforts method of accounting for gas- and oil-property acquisitions, exploration, development and production activities. Under this method, the acquisition costs of proved and unproved properties, successful exploratory wells and development wells are capitalized. Other exploration costs, including geological and geophysical costs, the delay rental and administrative costs associated with unproved property and unsuccessful exploratory well costs are expensed. Costs to operate and maintain wells and field equipment are expensed as incurred.

The capitalized costs of unproved properties are generally combined and amortized over the expected holding period for such properties. Individually significant unproved properties are periodically reviewed for impairment. Capitalized costs of unproved properties are reclassified as proved property when related proved reserves are determined or charged against the impairment allowance when abandoned.

Capitalized proved-property-acquisition costs are amortized by field using the unit-of-production method based on proved reserves. Capitalized exploratory-well and development costs are amortized similarly by field based on proved developed reserves. The calculation takes into consideration estimated future equipment dismantlement, surface restoration and property-abandonment costs, net of estimated equipment-salvage values. Other property and equipment are generally depreciated using the straight-line method over estimated useful lives or the unit-of-production method for certain processing plants. A gain or loss is generally recognized only when an entire field is sold or abandoned, or if the unit-of-production amortization rate would be significantly affected.

Questar E&P engages independent reservoir-engineering consultants to prepare estimates of the proved gas and oil reserves. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available.

Long-lived assets are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated on a field-by-field basis. Impairment is indicated when a triggering event occurs and the sum of estimated undiscounted future net cash flows of the evaluated asset is less than the asset's carrying value. The asset value is written down to estimated fair value, which is determined using discounted future net cash flows.

***Accounting for Derivative Contracts***
The Company uses derivative contracts, typically fixed-price swaps, to hedge against a decline in the realized prices of its gas and oil production. Accounting rules for derivatives require marking these instruments to fair value at the balance-sheet reporting date. The change in fair value is reported either in net income or comprehensive income depending on the structure of the derivatives. The Company has structured virtually all energy-derivative instruments as cash-flow hedges as defined in SFAS 133 as amended. Changes in the fair value of cash-flow hedges are recorded on the balance sheet and in comprehensive income or loss until the underlying gas or oil is produced. When a derivative is terminated before its contract expires, the associated gain or loss is recognized in income over the life of the previously hedged production.

***Revenue Recognition***
Revenues are recognized in the period that services are provided or products are delivered. Questar E&P uses the sales method of accounting whereby revenue is recognized for all gas, oil and NGL sold to purchasers. Revenues include estimates for the two most recent months using published commodity-price indexes and volumes supplied by field operators. A liability is recorded to the extent that Questar E&P has an imbalance in excess of its share of remaining reserves in an underlying property. Energy Trading presents revenues on a gross-revenue basis. Energy Trading does not engage in speculative hedging transactions, nor does it buy and sell energy contracts with the objective of generating profits on short-term differences in prices.

Questar Gas estimates revenues on a calendar basis even though bills are sent to customers on a cycle basis throughout the month. The company estimates unbilled revenues for the period from the date meters are read to the end of the month, using usage history and weather information. Approximately one-half month of revenues is estimated in any period. The gas costs and other variable costs are recorded on the same basis to ensure proper matching of revenues and expenses.

Questar Gas tariff provides for monthly adjustments to customer bills to approximate the impact of normal temperatures on non-gas revenues. Questar Gas estimates the weather-normalization adjustment for the unbilled revenue each month. The weather-normalization adjustment is evaluated each month and reconciled on an annual basis in the summer to agree with the amount billed to customers. In 2006, the PSCU approved a pilot program for a conservation enabling tariff effective January 1, 2006, to promote energy conservation. Under the CET, Questar Gas non-gas revenues are decoupled from the volume of gas used by customers. The tariff specifies a margin per customer for each month with differences to be deferred and recovered from customers or refunded to customers through periodic rate adjustments. These adjustments are limited to five percent of non-gas revenues.

***Rate Regulation***
Regulatory agencies establish rates for the storage, transportation, distribution and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment. Questar Gas and Questar Pipeline follow SFAS 71, "Accounting for the Effects of Certain Types of Regulation," that requires the recording of regulatory assets and liabilities by companies subject to cost-based regulation. The FERC, PSCU and PSCW have accepted the recording of regulatory assets and liabilities.

***Employee Benefit Plans***
The Company has pension and postretirement-benefit plans covering a majority of its employees. The calculation of the Company's expense and liability associated with its benefit plans requires the use of assumptions that the Company deems to be critical. Changes in these assumptions can result in different expenses and liabilities and actual experience can differ from these assumptions.

Independent consultants hired by the Company use actuarial models to calculate estimates of pension and postretirement benefits expense. The models use key factors such as mortality estimations, liability discount rates, long-term rates of return on investments, rates of compensation increases, amortized gain or loss from investments and medical-cost trend rates. Management makes assumptions based on market indicators and advice from consultants. The Company believes that the liability discount rate and the expected long-term rate of return on benefit plan assets are critical assumptions.

The assumed liability discount rate reflects the current rate at which the pension benefit obligations could effectively be settled. Management considers the rates of return on high-quality, fixed-income investments and compares those results with a bond-defeasance technique. The Company discounted its future pension liabilities using rates of 6.50% as of December 31, 2007, and 5.75% as of December 31, 2006. A 0.5% increase in the discount rate would decrease the Company's 2008 qualified-pension annual expense by about $3.2 million.

The expected long-term rate of return on benefit-plan assets reflects the average rate of earnings expected on funds invested or to be invested to provide for the benefits included in the benefit plan liability. The Company establishes the expected long-term rate of return at the beginning of each fiscal year giving consideration to the benefit plan's investment mix and the historical and forecasted rates of return on these types of securities. The expected long-term rate of return determined by the Company was 8.00% as of January 1, 2007 and 2006. Benefit plan expense typically increases as the expected long-term rate of return on plan assets decreases. A 0.5% decrease in the expected long-term rate of return causes an approximate $1.7 million increase in the 2008 qualified pension expense.

***Recent Accounting Developments***
Refer to Note 1 to the consolidated financial statements included in Item 8 of Part II of this Annual Report for a discussion of recent accounting developments.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Questar's primary market-risk exposure arises from changes in the market price for natural gas, oil and NGL, and volatility in interest rates. Energy Trading has long-term contracts for pipeline capacity and is obligated to pay for transportation services with no guarantee that it will be able to recover the full cost of these transportation commitments.

**Commodity-Price Risk Management**
Market Resources uses gas and oil-price-derivatives in the normal course of business to reduce, or hedge, the risk of adverse commodity-price movements. However, these same arrangements typically limit future gains from favorable price movements. Derivative contracts are currently in place for a significant share of Questar E&P-owned gas and oil production, a portion of Energy Trading gas and oil-marketing transactions and some of Gas Management's NGL sales.

Market Resources has established policies and procedures for managing commodity-price risks through the use of derivatives. These policies and procedures are reviewed periodically by the Finance and Audit Committee of the Company's Board of Directors. Natural gas and oil-price hedging supports Market Resources rate of return and cash-flow targets and protects earnings from downward movements in commodity prices. The volume of hedged production and the mix of derivative instruments are regularly evaluated and adjusted by management in response to changing market conditions. Market Resources may hedge up to 100% of forecast production from proved reserves when prices meet earnings and cash-flow objectives. Market Resources does not enter into derivative arrangements for speculative purposes.

Market Resources uses fixed-price swaps to realize a known price for a specific volume of production delivered into a regional sales point. A fixed-price swap is a derivative instrument that exchanges or "swaps" the "floating" or daily price of a specified volume of natural gas, oil or NGL, over a specified period, for a fixed price for the specified volume over the same period (typically three months or longer). In the normal course of business, the Company sells its equity natural gas, oil and NGL production to third parties at first-of-the-month or daily "floating" prices related to indices reported in industry publications. The fixed-price swap price is reduced by gathering costs and adjusted for product quality to determine the net-to-the-well price. Swap agreements do not require the physical transfer of gas between the parties at settlement. Swap transactions are settled in cash with one party paying the other for the net difference in prices, multiplied by the relevant volume, for the settlement period.

Market Resources enters into commodity-price derivative arrangements that do not require collateral deposits. Counterparties include banks and energy-trading firms with investment-grade credit ratings. The amount of credit available may vary depending on the credit ratings assigned to Market Resources debt. In addition to the counterparty arrangements, Market Resources has a $182.0 million long-term revolving-credit facility with banks with $100 million borrowed at December 31, 2007.

Generally, derivative instruments are matched to equity gas and oil production, thus qualifying as cash-flow hedges under the accounting provisions of SFAS 133 as amended and interpreted. Changes in the fair value of cash-flow hedges are recorded on the balance sheet and in accumulated other comprehensive income (loss) until the underlying gas or oil is produced. Gas hedges are typically structured as fixed-price swaps into regional pipelines, locking in basis and hedge effectiveness. The ineffective portion of cash-flow hedges is immediately recognized in the determination of net income.

Market Resources began using natural gas basis-only swaps in 2006 to manage the risk of a widening of basis differentials in the Rocky Mountains. These contracts are marked-to-market with any change in the valuation recognized in the determination of net income.

A summary of Market Resources derivative positions for equity production as of December 31, 2007, is shown below:

| Time Periods | Rocky Mountains | Midcontinent | Total | Rocky Mountains | Midcontinent | Total |
|---|---|---|---|---|---|---|
| | **Gas (Bcf) Fixed-price Swaps** | | | Estimated Average price per Mcf, net to the well | | |
| **2008** | | | | | | |
| First half | 33.0 | 17.3 | 50.3 | $6.95 | $7.93 | $7.29 |
| Second half | 33.4 | 17.4 | 50.8 | 6.97 | 7.93 | 7.30 |
| 12 months | 66.4 | 34.7 | 101.1 | 6.96 | 7.93 | 7.30 |
| **2009** | | | | | | |
| First half | 23.5 | 12.0 | 35.5 | $7.02 | $7.66 | $7.24 |
| Second half | 23.9 | 12.2 | 36.1 | 7.02 | 7.66 | 7.24 |
| 12 months | 47.4 | 24.2 | 71.6 | 7.02 | 7.66 | 7.24 |
| **2010** | | | | | | |
| First half | 3.3 | 6.9 | 10.2 | $6.95 | $7.58 | $7.37 |
| Second half | 3.4 | 6.9 | 10.3 | 6.95 | 7.58 | 7.37 |
| 12 months | 6.7 | 13.8 | 20.5 | 6.95 | 7.58 | 7.37 |
| | **Gas (Bcf) Basis-only Swaps** | | | Estimated Average basis per Mcf, net to the well | | |
| **2008** | | | | | | |
| First half | 5.1 | | 5.1 | $1.65 | | $1.65 |
| Second half | 5.1 | | 5.1 | 1.65 | | 1.65 |
| 12 months | 10.2 | | 10.2 | 1.65 | | 1.65 |
| **2009** | | | | | | |
| First half | 11.8 | 1.7 | 13.5 | $1.21 | $1.08 | $1.19 |
| Second half | 12.0 | 1.7 | 13.7 | 1.21 | 1.08 | 1.19 |
| 12 months | 23.8 | 3.4 | 27.2 | 1.21 | 1.08 | 1.19 |
| **2010** | | | | | | |
| First half | | 1.7 | 1.7 | | $0.94 | $0.94 |
| Second half | | 1.7 | 1.7 | | 0.94 | 0.94 |
| 12 months | | 3.4 | 3.4 | | 0.94 | 0.94 |

| | Oil (Mbbl) Fixed-price Swaps | | | Estimated Average price per bbl, net to the well | | |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| First half | 419 | 218 | 637 | $67.39 | $70.77 | $68.55 |
| Second half | 423 | 221 | 644 | 67.39 | 70.77 | 68.55 |
| 12 months | 842 | 439 | 1,281 | 67.39 | 70.77 | 68.55 |
| | | | | | | |
| **2009** | | | | | | |
| First half | 217 | 145 | 362 | $60.55 | $66.55 | $62.95 |
| Second half | 221 | 147 | 368 | 60.55 | 66.55 | 62.95 |
| 12 months | 438 | 292 | 730 | 60.55 | 66.55 | 62.95 |

As of December 31, 2007, Market Resources held commodity-price hedging contracts covering about 245.0 million MMBtu of natural gas, 2.0 million barrels of oil, 5.0 million gallons of NGL and basis-only swaps on an additional 40.8 Bcf of natural gas. A year earlier Market Resources hedging contracts covered 204.2 million MMBtu of natural gas, 1.8 million barrels of oil, 22.7 million gallons of NGL and natural gas basis-only swaps on an additional 47.7 Bcf.

Questar Gas had a fixed-price swap at December 31, 2006, that effectively fixed the purchase price of 3.0 Bcf of natural gas in the first quarter of 2007. The fair value of this fixed-price swap was a $7.6 million current liability at December 31, 2006, and is included in the tables below.

The following table summarizes changes in the fair value of derivative contracts from December 31, 2006 to December 31, 2007:

| | Market Resources Fixed-Price Swaps | Market Resources Basis-Only Swaps | Questar Gas Fixed-Price Swaps | Total |
|---|---|---|---|---|
| | | (in millions) | | |
| Net fair value of gas- and oil-derivative contracts outstanding at December 31, 2006 | $205.6 | ($1.9) | ($7.6) | $196.1 |
| Contracts realized or otherwise settled | (153.9) | (1.2) | 7.6 | (147.5) |
| Change in gas and oil prices on futures markets | (112.4) | (30.4) | | (142.8) |
| Contracts added since December 31, 2006 | 111.8 | 36.9 | | 148.7 |
| Contracts redesignated as fixed-price swaps | (0.4) | 0.4 | | |
| **Net fair value of gas- and oil-derivative contracts outstanding at December 31, 2007** | **$50.7** | **$3.8** | **$ -** | **$54.5** |

A table of the net fair value of gas- and oil-derivative contracts as of December 31, 2007, is shown below. About $68.8 million of the fair value of all contracts will settle in the next 12 months and the fair value of cash-flow hedges will be reclassified from other comprehensive income:

| | Fixed-Price Swaps | Basis-Only Swaps | Total |
|---|---|---|---|
| | | (in millions) | |
| Contracts maturing by December 31, 2008 | $70.2 | ($1.4) | $68.8 |
| Contracts maturing between January 1, 2009 and December 31, 2009 | (13.7) | 5.3 | (8.4) |
| Contracts maturing between January 1, 2010 and December 31, 2010 | (5.8) | (0.1) | (5.9) |
| **Net fair value of gas- and oil-derivative contracts outstanding at December 31, 2007** | **$50.7** | **$3.8** | **$54.5** |

The following table shows sensitivity of fair value of gas- and oil-derivative contracts and basis-only swaps to changes in the market price of gas and oil and basis differentials:

| | At December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| Net fair value – asset (liability) | **$ 54.5** | $196.1 |
| Value if market prices of gas and oil and basis differentials decline by 10% | **217.7** | 327.0 |
| Value if market prices of gas and oil and basis differentials increase by 10% | **(108.8)** | 65.2 |

**Credit Risk**

Market Resources requests credit support and, in some cases, prepayment from companies with unacceptable credit risks. Market Resources five largest customers are Sempra Energy Trading Corp., Enterprise Products Operating, Chevron USA Inc., Nevada Power Company, and Occidental Energy Marketing Inc. Sales to these companies accounted for 19% of Market Resources revenues before elimination of intercompany transactions in 2007, and their accounts were current at December 31, 2007.

Questar Pipeline requests credit support, such as letters of credit and cash deposits, from those companies that pose unfavorable credit risks. All companies posing such concerns were current on their accounts at December 31, 2007. Questar Pipeline's largest customers include Questar Gas, PacifiCorp, Anadarko, EOG Resources and Chevron/Texaco.

Questar Gas requires deposits from customers that pose unfavorable credit risks. No single customer accounted for a significant portion of revenue in 2007.

**Interest-Rate Risk**

The fair value of fixed-rate debt is subject to change as interest rates fluctuate. The Company had $1,123.5 million of fixed-rate long-term debt with a fair value of $1,139.1 million at December 31, 2007. A year earlier the Company had $1,033.5 million of fixed-rate long-term debt with a fair value of $1,065.2 million. If interest rates had declined 10%, fair value would increase to $1,164.4 million in 2007 and $1,094.4 million in 2006. The fair value calculations do not represent the cost to retire the debt securities.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.



All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Questar Corporation

We have audited the accompanying consolidated balance sheets of Questar Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Questar Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, Questar Corporation adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* effective January 1, 2007, Statement of Financial Accounting Standard No. 123R, *Share Based Payments,* effective January 1, 2006, and Statement of Financial Accounting Standard No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, effective December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Questar Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Salt Lake City, Utah
February 22, 2008

QUESTAR CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions, except per share amounts) | | |
| REVENUES | | | |
| Market Resources | **$1,671.3** | $1,659.4 | $1,668.7 |
| Questar Pipeline | **127.7** | 117.1 | 99.8 |
| Questar Gas | **927.6** | 1,059.1 | 956.4 |
| Total Revenues | **2,726.6** | 2,835.6 | 2,724.9 |
| OPERATING EXPENSES | | | |
| Cost of natural gas and other products sold (excluding operating expenses shown separately) | **917.1** | 1,223.6 | 1,371.3 |
| Operating and maintenance | **298.6** | 286.8 | 262.8 |
| General and administrative | **165.4** | 135.0 | 123.1 |
| Production and other taxes | **101.0** | 108.7 | 120.2 |
| Depreciation, depletion and amortization | **369.1** | 308.4 | 250.3 |
| Impairment of California segment of Southern Trails Pipeline | | | 16.0 |
| Exploration | **22.0** | 34.4 | 11.5 |
| Abandonment and impairment | **11.2** | 7.6 | 7.9 |
| Total Operating Expenses | **1,884.4** | 2,104.5 | 2,163.1 |
| Net gain (loss) from asset sales | **(0.9)** | 25.3 | 4.7 |
| OPERATING INCOME | **841.3** | 756.4 | 566.5 |
| Interest and other income | **14.3** | 12.9 | 9.0 |
| Income from unconsolidated affiliates | **8.9** | 7.5 | 7.5 |
| Net mark-to-market gain (loss) on basis-only swaps | **5.7** | (1.9) | |
| Loss on early extinguishment of debt | | (1.7) | |
| Interest expense | **(72.2)** | (73.6) | (69.4) |
| INCOME BEFORE INCOME TAXES | **798.0** | 699.6 | 513.6 |
| Income taxes | **290.6** | 255.5 | 187.9 |
| NET INCOME | **$ 507.4** | $ 444.1 | $ 325.7 |
| EARNINGS PER COMMON SHARE | | | |
| Basic | **$2.95** | $2.60 | $1.92 |
| Diluted | **2.88** | $2.54 | $1.87 |
| Weighted average common shares outstanding | | | |
| Used in basic calculation | **172.0** | 170.9 | 169.6 |
| Used in diluted calculation | **175.9** | 175.2 | 174.3 |

See notes accompanying the consolidated financial statements

QUESTAR CORPORATION

CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| ASSETS | | |
| Current Assets | | |
| Cash and cash equivalents | **$ 14.2** | $ 24.6 |
| Federal income taxes recoverable | **6.6** | 10.0 |
| Accounts receivable, net | **333.0** | 333.3 |
| Unbilled gas accounts receivable | **78.2** | 67.5 |
| Fair value of derivative contracts | **78.1** | 155.5 |
| Inventories, at lower of average cost or market | | |
| Gas and oil storage | **66.1** | 77.9 |
| Materials and supplies | **48.9** | 56.9 |
| Prepaid expenses and other | **33.8** | 32.0 |
| Total Current Assets | **658.9** | 757.7 |
| Net Property, Plant and Equipment – successful efforts method of accounting for gas and oil properties | **5,098.6** | 4,091.4 |
| Investment in Unconsolidated Affiliates | **52.8** | 37.5 |
| Other Assets | | |
| Goodwill | **70.7** | 70.7 |
| Regulatory assets | **28.4** | 28.4 |
| Fair value of derivative contracts | **7.8** | 49.0 |
| Other noncurrent assets, net | **27.0** | 30.0 |
| Total Other Assets | **133.9** | 178.1 |
| Total Assets | **$5,944.2** | $5,064.7 |

QUESTAR CORPORATION

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current Liabilities | | |
| Short-term debt | **$ 260.6** | $ 40.0 |
| Accounts payable and accrued expenses | | |
| Accounts and other payables | **463.1** | 438.9 |
| Production and other taxes | **52.1** | 68.9 |
| Customer credit balances | **34.1** | 31.4 |
| Interest | **15.2** | 14.9 |
| Total accounts payable and accrued expenses | **564.5** | 554.1 |
| Fair value of derivative contracts | **9.3** | 8.2 |
| Purchased-gas adjustment | **58.1** | 34.3 |
| Deferred income taxes - current | **4.9** | 35.0 |
| Current portion of long-term debt | **101.3** | 10.0 |
| Total Current Liabilities | **998.7** | 681.6 |
| | | |
| Long-term debt, less current portion | **1,021.2** | 1,022.4 |
| Deferred income taxes | **942.4** | 763.9 |
| Asset retirement obligations | **149.1** | 132.4 |
| Pension liability | **73.3** | 106.0 |
| Postretirement benefits liability | **30.2** | 37.8 |
| Fair value of derivative contracts | **22.1** | 0.2 |
| Other long-term liabilities | **129.3** | 114.9 |
| Commitments and contingencies – Note 11 | | |
| | | |
| COMMON SHAREHOLDERS' EQUITY | | |
| Common stock – without par value; 350.0 shares authorized; | | |
| 172.8 outstanding at December 31, 2007, and 171.8 outstanding at December 31, 2006 | **429.3** | 409.6 |
| Retained earnings | **2,173.9** | 1,750.2 |
| Accumulated other comprehensive income (loss) | **(25.3)** | 45.7 |
| Total Common Shareholders' Equity | **2,577.9** | 2,205.5 |
| | | |
| Total Liabilities and Common Shareholders' Equity | **$5,944.2** | $5,064.7 |

See notes accompanying the consolidated financial statements

QUESTAR CORPORATION
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

| | Common Stock | | Retained | Accumulated Other Comprehensive | Comprehensive |
|---|---|---|---|---|---|
| | Shares | Amount | Earnings | Income (Loss) | Income (Loss) |
| | | | (in millions) | | |
| **Balances at January 1, 2005** | 168.8 | $358.0 | $1,135.7 | ($54.2) | |
| Common stock issued | 2.2 | 16.9 | | | |
| Common stock repurchased | (0.4) | (9.7) | | | |
| 2005 net income | | | 325.7 | | $325.7 |
| Dividends paid ($0.445 per share) | | | (75.6) | | |
| Share-based compensation | | 4.2 | | | |
| Tax benefit from share-based compensation | | 13.9 | | | |
| Other comprehensive income | | | | | |
| Change in unrealized fair value of derivatives | | | | (251.5) | (251.5) |
| Minimum pension liability | | | | (14.8) | (14.8) |
| Income taxes | | | | 101.2 | 101.2 |
| Total comprehensive income | | | | | $160.6 |
| **Balances at December 31, 2005** | 170.6 | 383.3 | 1,385.8 | (219.3) | |
| Common stock issued | 1.4 | 10.8 | | | |
| Common stock repurchased | (0.2) | (6.2) | | | |
| 2006 net income | | | 444.1 | | $444.1 |
| Dividends paid ($0.465 per share) | | | (79.7) | | |
| Share-based compensation | | 9.7 | | | |
| Tax benefit from share-based compensation | | 12.0 | | | |
| Other comprehensive income | | | | | |
| Change in unrealized fair value of derivatives | | | | 524.9 | 524.9 |
| Minimum pension liability | | | | 34.3 | |
| Change in unrecognized actuarial loss | | | | (112.8) | (112.8) |
| Change in unrecognized prior-service costs | | | | (20.5) | (20.5) |
| Income taxes | | | | (160.9) | (160.9) |
| Total comprehensive income | | | | | $674.8 |
| **Balances at December 31, 2006** | 171.8 | 409.6 | 1,750.2 | 45.7 | |
| Common stock issued | 1.2 | 5.9 | | | |
| Common stock repurchased | (0.2) | (10.2) | | | |
| 2007 net income | | | 507.4 | | $507.4 |
| Dividends paid ($0.485 per share) | | | (83.7) | | |
| Share-based compensation | | 12.9 | | | |
| Tax benefit from share-based compensation | | 11.1 | | | |
| Other comprehensive income | | | | | |
| Change in unrealized fair value of derivatives | | | | (156.1) | (156.1) |
| Change in unrecognized actuarial gain | | | | 39.1 | 39.1 |
| Change in unrecognized prior-service costs | | | | 3.1 | 3.1 |
| Income taxes | | | | 42.9 | 42.9 |
| Total comprehensive income | | | | | $436.4 |
| **Balances at December 31, 2007** | **172.8** | **$429.3** | **$2,173.9** | **($25.3)** | |

See notes accompanying the consolidated financial statements

QUESTAR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| OPERATING ACTIVITIES | | | |
| Net income | **$ 507.4** | $ 444.1 | $ 325.7 |
| Adjustments to reconcile net income to net cash provided from operating activities: | | | |
| Depreciation, depletion and amortization | **375.8** | 316.1 | 257.5 |
| Deferred income taxes | **191.2** | 100.7 | 92.2 |
| Abandonment and impairment | **11.2** | 7.6 | 7.9 |
| Share-based compensation | **12.9** | 9.7 | 4.2 |
| Dry exploratory well expenses | **12.3** | 26.3 | 3.1 |
| Impairment of California segment of Southern Trails Pipeline | | | 16.0 |
| Net (gain) loss from asset sales | **0.9** | (25.3) | (4.7) |
| Income from unconsolidated affiliates | **(8.9)** | (7.5) | (7.5) |
| Distributions from unconsolidated affiliates | **10.4** | 7.1 | 10.0 |
| Net mark-to-market (gain) loss on basis-only swaps | **(5.7)** | 1.9 | |
| Loss on early extinguishment of debt | | 1.7 | |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | **(7.6)** | 61.8 | (138.0) |
| Inventories | **26.7** | (8.0) | (40.0) |
| Prepaid expenses | **3.3** | 2.4 | (6.7) |
| Accounts payable and accrued expenses | **(13.6)** | (72.2) | 182.7 |
| Rate-refund obligation | | | (25.3) |
| Federal income taxes | **3.4** | 1.3 | 0.4 |
| Purchased-gas adjustments | **16.2** | 81.7 | (4.0) |
| Other | **5.1** | 15.6 | 22.3 |
| NET CASH PROVIDED FROM OPERATING ACTIVITIES | **1,141.0** | 965.0 | 695.8 |
| | | | |
| INVESTING ACTIVITIES | | | |
| Capital expenditures | | | |
| Property, plant and equipment | **(1,383.5)** | (909.8) | (712.7) |
| Other investments | **(14.8)** | (6.3) | |
| Total capital expenditures | **(1,398.3)** | (916.1) | (712.7) |
| Cash used in disposition of assets | **(9.6)** | (1.3) | (1.1) |
| Proceeds from disposition of assets | **22.8** | 35.9 | 19.6 |
| NET CASH USED IN INVESTING ACTIVITIES | **(1,385.1)** | (881.5) | (694.2) |
| | | | |
| FINANCING ACTIVITIES | | | |
| Common stock issued | **5.9** | 10.8 | 16.9 |
| Common stock repurchased | **(10.2)** | (6.2) | (9.7) |
| Long-term debt issued, net of issue costs | **100.0** | 247.0 | 250.0 |
| Long-term debt repaid | **(10.0)** | (200.0) | (200.0) |
| Early extinguishment of debt costs | | (1.7) | |
| Change in short-term debt | **220.6** | (54.5) | 26.5 |

| | | | |
|---|---|---|---|
| Dividends paid | **(83.7)** | (79.7) | (75.6) |
| Excess tax benefits from share-based compensation | **11.1** | 12.0 | |
| NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES | **233.7** | (72.3) | 8.1 |
| Change in cash and cash equivalents | **(10.4)** | 11.2 | 9.7 |
| Beginning cash and cash equivalents | **24.6** | 13.4 | 3.7 |
| Ending cash and cash equivalents | **$ 14.2** | $ 24.6 | $ 13.4 |
| | | | |
| Supplemental Disclosure of Cash Paid During the Year for: | | | |
| Interest | **$ 77.3** | $ 70.4 | $ 67.8 |
| Income taxes | **89.5** | 144.1 | 86.5 |

See notes accompanying the consolidated financial statements

QUESTAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 1 – Summary of Significant Accounting Policies**

**Nature of Business**
Questar Corporation (Questar or the Company) is a natural gas-focused energy company with five major lines of business – gas and oil exploration and production, midstream field services, energy marketing, interstate gas transportation, and retail gas distribution – which are conducted through its three principal subsidiaries:

- Questar Market Resources, Inc. (Market Resources) is a subholding company that operates through four principal subsidiaries. Questar Exploration and Production Company (Questar E&P) acquires, explores for, develops and produces natural gas, oil and NGL. Wexpro Company (Wexpro) manages, develops and produces cost-of-service reserves for gas utility affiliate Questar Gas. Questar Gas Management Company (Gas Management) provides midstream field services including natural gas-gathering and processing services for affiliates and third parties. Questar Energy Trading Company (Energy Trading) markets equity and third-party natural gas and oil, provides risk-management services and owns and operates an underground gas-storage reservoir.
- Questar Pipeline Company (Questar Pipeline) provides interstate natural gas transportation and storage and other energy services.
- Questar Gas Company (Questar Gas) provides retail natural gas distribution services in Utah, Wyoming and Idaho.

**Principles of Consolidation**
The consolidated financial statements contain the accounts of Questar and its majority-owned or controlled subsidiaries. The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and with the instructions for annual reports on Form 10-K and Regulations S-X and S-K. All significant intercompany accounts and transactions have been eliminated in consolidation.

**Investment in Unconsolidated Affiliates**
Questar uses the equity method to account for investment in unconsolidated affiliates where it does not have control, but has significant influence. Generally, the investment in unconsolidated affiliates on the Company's consolidated balance sheets equals the Company's proportionate share of equity reported by the unconsolidated affiliates. Investment is assessed for possible impairment when events indicate that the fair value of the investment may be below the Company's carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down would be included in the determination of net income.

The principal unconsolidated affiliates and the Company's ownership percentage as of December 31, 2007, were Rendezvous Gas Services, LLC, a limited liability corporation (50%), Uintah Basin Field Services, LLC, a limited liability corporation (38%) and Three Rivers Gathering, a limited liability corporation (50%). These entities are engaged in gathering and compressing natural gas.

**Use of Estimates**
The preparation of consolidated financial statements and notes in conformity with GAAP requires management to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

**Revenue Recognition**
Market Resources subsidiaries recognize revenues in the period that services are provided or products are delivered. Revenues reflect the impact of price-hedging instruments. Revenues associated with the production of gas and oil are accounted for using the sales method, whereby revenue is recognized as gas and oil is sold to purchasers. A liability is recorded to the extent that the company has sold volumes in excess of its share of remaining gas and oil reserves in an underlying property. Market Resources imbalance obligations at December 31, 2007 and 2006, were $2.7 million.

Energy Trading reports revenues on a gross basis because, in the judgment of management, the nature and circumstances of its marketing transactions are consistent with guidance for gross revenue reporting. Questar is primarily engaged in gas and oil exploration and production, midstream field services, interstate gas transportation and retail gas distribution. Energy Trading markets equity and third-party natural gas, oil and NGL volumes. Energy Trading uses derivatives to secure a known price for a specific volume over a specific time period. Energy Trading does not engage in speculative hedging transactions, nor does it buy and sell energy contracts with the objective of generating profits on short-term differences in price. Energy Trading has not engaged in buy/sell arrangements, as described in EITF 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty".

The straight fixed-variable rate design used by Questar Pipeline, which allows for recovery of substantially all fixed costs in the demand or reservation charge, reduces the earnings impact of volume changes on gas-transportation and storage operations. Rate-regulated companies may collect revenues subject to possible refunds and establish reserves pending final orders from regulatory agencies.

Questar Gas records revenues for gas delivered to residential and commercial customers but not billed as of the end of the accounting period. Unbilled gas deliveries are estimated for the period from the date meters are read to the end of the month. Approximately one-half month of revenue is estimated in any period. Gas costs and other variable costs are recorded on the same basis to ensure proper matching of revenues and expenses. Questar Gas tariff allows for monthly adjustments to customer bills to approximate the effect of abnormal weather on non-gas revenues. The weather-normalization adjustment significantly reduces the impact of weather on gas-distribution earnings. In 2006, the Public Service Commission of Utah (PSCU) approved a pilot program for a "conservation enabling tariff" (CET) effective January 1, 2006, to promote energy conservation. Under the CET, Questar Gas non-gas revenues are decoupled from the volume of gas used by customers. The tariff specifies a margin per customer for each month with differences to be deferred and recovered from customers or refunded to customers through periodic rate adjustments. The CET program, approved by the PSCU, allows for rate adjustments every six months. The adjustments will amortize deferred CET amounts over a 12-month period. These adjustments are limited to five percent of non-gas revenues.

**Regulation**
Questar Gas is regulated by the PSCU and the Public Service Commission of Wyoming (PSCW). The Idaho Public Utilities Commission has contracted with the PSCU for rate oversight of Questar Gas operations in a small area of southeastern Idaho. Questar Pipeline is regulated by the Federal Energy Regulatory Commission (FERC). Market Resources, through its subsidiary Clear Creek Storage Company, LLC, operates a gas-storage facility under the jurisdiction of the FERC. These regulatory agencies establish rates for the storage, transportation and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment.

The Company applies the regulatory accounting principles prescribed under SFAS 71 "Accounting for the Effects of Certain Types of Regulation" to the rate-regulated businesses. Under SFAS 71, the Company records regulatory assets and liabilities that would not be recorded under GAAP for non-rate regulated entities. Regulatory assets and liabilities record probable future revenues or expenses associated with certain credits or charges that will be recovered from or refunded to customers through the rate-making process. See Note 7 to the consolidated financial statements for a description and comparison of regulatory assets and liabilities as of December 31, 2007 and 2006.

**Cash and Cash Equivalents**
Cash equivalents consist principally of repurchase agreements with maturities of three months or less. In almost all cases, the repurchase agreements are highly liquid investments in overnight securities made through commercial-bank accounts that result in available funds the next business day.

**Purchased-Gas Adjustments**
Questar Gas accounts for purchased-gas costs in accordance with procedures authorized by the PSCU and the PSCW. Purchased-gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes. Questar Gas may hedge a portion of its natural gas supply to mitigate price fluctuations for gas-distribution customers. The regulatory commissions allow Questar Gas to record periodic mark-to-market adjustments for commodity-price derivatives in the purchased-gas-adjustment account.

**Property, Plant and Equipment**
Property, plant and equipment balances are stated at historical cost. Maintenance and repair costs are expensed as incurred.

***Gas and oil properties***
Questar E&P uses the successful efforts method to account for gas and oil properties. The costs of acquiring leaseholds, drilling development wells, drilling successful exploratory wells, purchasing related support equipment and facilities are capitalized and depreciated on a field basis using the unit-of-production method and the estimated proved developed gas and oil reserves. Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs of production and general corporate activities are expensed in the period incurred. A gain or loss is generally recognized only when an entire field is sold or abandoned, or if the unit-of-production depreciation, depletion and amortization rate would be significantly affected.

Capitalized costs of unproved properties are generally combined and amortized over the expected holding period for such properties. Individually significant unproved properties are periodically reviewed for impairment. Capitalized costs of unproved properties are reclassified as proved property when related proved reserves are determined or charged against the impairment allowance when abandoned.

***Capitalized exploratory well costs***
The Company capitalizes exploratory well costs until it determines whether the well is commercial or noncommercial. If the Company deems the well commercial, capitalized costs are depreciated on a field basis using the unit-of-production method and the estimated proved developed gas and oil reserves. If the Company concludes that the well is noncommercial, well costs are immediately charged to exploration expense. Exploratory well costs capitalized for a period greater than one year since the completion of drilling are expensed unless the Company remains engaged in substantial activities to assess whether the well is commercial.

***Cost-of-service gas and oil operations***
The successful efforts method of accounting is used for "cost-of-service" gas and oil properties managed and developed by Wexpro. Cost-of-service gas and oil properties are properties for which the operations and return on investment are subject to the Wexpro Agreement (see Note 13). In accordance with the agreement, production from the gas properties operated by Wexpro is delivered to Questar Gas at Wexpro's cost of providing this service. That cost includes a return on Wexpro's investment. Oil produced from the cost-of-service properties is sold at market prices. Proceeds are credited pursuant to the terms of the agreement, allowing Questar Gas to share in the proceeds for the purpose of reducing natural gas rates.

***Contributions in aid of construction***
Customer contributions in aid of construction reduce plant unless the amounts are refundable to customers. Contributions for main-line extensions may be refundable to customers if additional customers connect to the main line segment within five years. Refundable contributions are recorded as a long-term liability until refunded or the five-year period expires without additional customer connections. Amounts not refunded reduce plant. The Company offsets contributions recorded as a reduction of plant with capital expenditures in the Consolidated Statement of Cash Flows.

***Depreciation, depletion and amortization***
Capitalized proved leasehold costs are depleted on a field-by-field basis using the unit-of-production method and the estimated proved gas and oil reserves. Oil and NGL volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil, condensate or NGL to 6,000 cubic feet of natural gas. Capitalized costs of exploratory wells that have found proved gas and oil reserves and capitalized development costs are depreciated using the unit-of-production method based on estimated proved developed reserves on a field basis. The Company capitalizes an estimate of the fair value of future abandonment costs. Future abandonment costs, less estimated future salvage values, are depreciated over the life of the related asset using a unit-of-production method. The following rates per Mcfe represent the volume-weighted average depreciation, depletion and amortization rates of the Company's capitalized costs:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Gas and oil properties, per Mcfe | **$1.74** | $1.43 | $1.18 |
| Cost-of-service gas and oil properties, per Mcfe | **1.09** | 1.04 | 0.83 |

Depreciation, depletion and amortization for the remaining Company properties is based upon rates that will systematically charge the costs of assets against income over the estimated useful lives of those assets using either a straight-line or unit-of-production method. Investment in gas-gathering and processing fixed assets is charged to expense using either the straight-line or unit-of-production method depending upon the facility.

Major categories of fixed assets in gas-distribution, transportation and storage operations are grouped together and depreciated on a straight-line method. Under the group method, salvage value is not considered when determining depreciation rates. Gains and losses on asset disposals are recorded as adjustments in accumulated depreciation. The Company has not capitalized future-abandonment costs on a majority of its long-lived gas-distribution and transportation assets due to a lack of a legal obligation to restore the area surrounding abandoned assets. In these cases, the regulatory agencies have opted to leave retired facilities in the ground undisturbed rather than excavate and dispose of the assets. The following represent average depreciation and amortization rates of the Company's capitalized costs:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Questar Pipeline transportation, storage and other energy services | **3.4%** | 3.5% | 3.4% |
| Questar Gas distribution plant | **3.1%** | 3.4% | 3.9% |

**Impairment of Long-Lived Assets**

Proved gas and oil properties are evaluated on a field-by-field basis for potential impairment. Other properties are evaluated on a specific-asset basis or in groups of similar assets, as applicable. Impairment is indicated when a triggering event occurs and the sum of the estimated undiscounted future net cash flows of an evaluated asset is less than the asset's carrying value. Triggering events could include an impairment of gas and oil reserves caused by mechanical problems, a faster-than-expected decline of reserves, lease-ownership issues, an other-than-temporary decline in gas and oil prices and changes in the utilization of pipeline assets. If impairment is indicated, fair value is calculated using a discounted-cash-flow approach. Cash-flow estimates require forecasts and assumptions for many years into the future for a variety of factors, including commodity prices and operating costs.

**Goodwill and Other Intangible Assets**

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination and is not subject to amortization. Goodwill and indefinite lived intangible assets are tested for impairment at a minimum of once a year or when a triggering event occurs. If a triggering event occurs, the undiscounted net cash flows of the intangible asset or entity to which the goodwill relates are evaluated. Impairment is indicated if undiscounted cash flows are less than the carrying value of the assets. The amount of the impairment is measured using a discounted-cash-flow model considering future revenues, operating costs, a risk-adjusted discount rate and other factors.

**Capitalized Interest and Allowance for Funds Used During Construction (AFUDC)**

The Company capitalizes interest costs when applicable. The FERC, PSCU and PSCW require the capitalization of AFUDC during the construction period of rate-regulated plant and equipment. The Wexpro Agreement requires capitalization of AFUDC on cost-of-service construction projects. AFUDC on equity funds amounted to $2.0 million in 2007, $1.0 million in 2006 and $0.7 million in 2005 and increased interest and other income in the Consolidated Statements of Income. Interest expense was reduced for AFUDC on debt funds by $8.0 million in 2007, $0.8 million in 2006 and $1.0 million in 2005.

**Derivative Instruments**

The Company may elect to designate a derivative instrument as a hedge of exposure to changes in fair value or cash flows. If the hedged exposure is a fair-value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of the change together with the offsetting gain or loss from the change in fair value of the hedged item. If the hedged exposure is a cash-flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, is reported in the current period income statement. A derivative instrument qualifies as a cash-flow hedge if all of the following tests are met:

- The item to be hedged exposes the Company to price risk.
- The derivative reduces the risk exposure and is designated as a hedge at the time the Company enters into the contract.
- At the inception of the hedge and throughout the hedge period, there is a high correlation between changes in the market value of the derivative instrument and the fair value of the underlying hedged item.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are included in income in the same period that the underlying production or other contractual commitment is delivered. When a derivative instrument is associated with an anticipated transaction that is no longer probable, the gain or loss on the derivative is reclassified from other comprehensive income and recognized currently in the results of operations. When a derivative is terminated before its contract expires, the associated gain or loss is recognized in income over the life of the previously hedged production.

***Basis-Only Swaps***
Basis-only swaps are used to manage the risk of widening basis differentials. These contracts are marked to market monthly with any change in the valuation recognized in the determination of net income.

***Physical Contracts***
Physical-hedge contracts have a nominal quantity and a fixed price. Contracts representing both purchases and sales settle monthly based on quantities valued at a fixed price. Purchase contracts fix the purchase price paid and are recorded as cost of sales in the month the contracts are settled. Sales contracts fix the sales price received and are recorded as revenues in the month they are settled. Due to the nature of the physical market, there is a one-month delay for the cash settlement. Market Resources accrues for the settlement of contracts in the current month's revenues and cost of sales.

***Financial Contracts***
Financial contracts are contracts that are net settled in cash without delivery of product. Financial contracts also have a nominal quantity and exchange an index price for a fixed price, and are net settled with the brokers as the price bulletins become available. Financial contracts are recorded in cost of sales in the month of settlement.

**Credit Risk**
The Rocky Mountain and Midcontinent regions constitute the Company's primary market areas. Exposure to credit risk may be affected by the concentration of customers in these regions due to changes in economic or other conditions. Customers include individuals and numerous commercial and industrial enterprises that may react differently to changing conditions. Management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses. Commodity-based hedging arrangements also expose the Company to credit risk. The Company monitors the creditworthiness of its counterparties, which generally are major financial institutions and energy companies. Loss reserves are periodically reviewed for adequacy and may be established on a specific-case basis. Market Resources requests credit support and, in some cases, fungible collateral from companies with unacceptable credit risks. The Company has master-netting agreements with some counterparties that allow the offsetting of receivables and payables in a default situation.

Bad-debt expense associated with accounts receivable for the year ended December 31, amounted to $2.6 million in 2007, $6.1 million in 2006 and $8.8 million in 2005. The allowance for bad-debt expenses was $6.0 million at December 31, 2007, and $7.8 million at December 31, 2006. Questar Gas's retail-gas operations account for a majority of the bad-debt expense. Questar Gas estimates bad-debt expense as a percentage of general-service revenues with periodic adjustments. Uncollected accounts are generally written off six months after gas is delivered and interest is no longer accrued.

**Income Taxes**
Questar and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for the temporary differences arising between the book and tax-carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods. Questar Gas and Questar Pipeline use the deferral method to account for investment tax credits as required by regulatory commissions. The Company records interest earned on income tax refunds in interest and other income and penalties and interest charged on tax deficiencies in interest expense.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). The interpretation applies to all tax positions related to income taxes subject to SFAS 109 "Accounting for Income Taxes." FIN 48 provides guidance for the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position to be reflected in the financial statements. If recognized, the tax benefit is measured as the largest amount of tax benefit that is more-likely-than-not to be realized upon ultimate settlement. Questar adopted the provisions of FIN 48 effective January 1, 2007. Management has considered the amounts and the probabilities of the outcomes that could be realized upon ultimate settlement and believes that it is more-likely-than-not that the Company's recorded income tax benefits will be fully realized. There were no unrecognized tax benefits at the beginning or at the end of the twelve-month period ended December 31, 2007. Income tax returns for 2004 and subsequent years are subject to examination. As of the date of adoption, there were no amounts accrued for penalties or interest related to unrecognized tax benefits.

**Earnings Per Share (EPS)**
Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the accounting period. Diluted EPS includes the potential increase in the number of outstanding shares that could result from the exercise of in-the-money stock options plus an estimated number of nonvested restricted shares. Questar's common stock was split two-for-one June 18, 2007. Historical share and per-share amounts have been restated for the stock split.

**Share-Based Compensation**
Questar issues stock options and restricted shares to certain officers, employees and non-employee directors under its Long-Term Stock Incentive Plan (LTSIP). Prior to January 1, 2006, the Company accounted for share-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion (APBO) 25 "Accounting for Stock Issued to Employees" and related interpretations. No compensation cost was recorded for stock options issued because the exercise price equaled the market price on the date of grant. The granting of restricted shares resulted in recognition of compensation cost measured at the grant-date market price.

The Company implemented Statement of Financial Accounting Standards 123R "Share Based Payment," (SFAS 123R) effective January 1, 2006, and chose the modified prospective phase-in method. The modified prospective phase-in method requires recognition of compensation costs for all share-based payments granted, modified or settled after January 1, 2006, as well as for any awards that were granted prior to the implementation date for which the required service has not yet been performed. Questar uses an accelerated method in recognizing share-based compensation costs with graded-vesting periods.

**Defined Benefit Pension and Other Postretirement Plans**
Questar adopted SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" on December 31, 2006. SFAS 158 requires an employer to recognize the overfunded or underfunded amounts of defined-benefit pension and postretirement plans as an asset or liability and recognize changes in the funded status of these plans in the year in which the changes occur through Other Comprehensive Income, if the changes are not recognized on the income statement. The effects of the provisions of SFAS 158 on the Company's consolidated balance sheet are presented in the table below:

| | Pension | | Postretirement Benefits | |
|---|---|---|---|---|
| | December 31, | | | |
| | **2007** | 2006 | **2007** | 2006 |
| | (in millions) | | | |
| Current liabilities | **($ 0.5)** | ($ 1.1) | | |
| Noncurrent liabilities | **(73.3)** | (106.0) | **($30.2)** | ($37.8) |
| Accumulated other comprehensive loss | **47.5** | 68.9 | **8.8** | 13.5 |
| Deferred income taxes | **29.5** | 42.7 | **5.5** | 8.3 |

**Comprehensive Income**
Comprehensive income is the sum of net income as reported in the Consolidated Statement of Income and other comprehensive income or loss reported in the Consolidated Statement of Common Shareholders' Equity. Other comprehensive income or loss includes changes in the market value of gas and oil price derivatives and recognition of the under-funded position of pension and other postretirement benefit plans. These transactions are not the culmination of the earnings process but result from periodically adjusting historical balances to fair value. Income or loss is realized when the physical gas, oil or NGL underlying the derivative instrument is sold or the pension or other postretirement benefit costs are accrued. The balances of accumulated other comprehensive income (loss), net of income taxes, were as follows:

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| Unrealized gain (loss) on derivatives | **$ 31.0** | $128.1 |
| Pension liability | **(47.5)** | (68.9) |

| | | |
|---|---|---|
| Postretirement benefits liability | **(8.8)** | (13.5) |
| Accumulated other comprehensive income (loss) | **($25.3)** | $45.7 |

Income taxes allocated to each component of other comprehensive income (loss) for the year are shown in the table below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| Unrealized gain (loss) on derivatives | **$59.0** | ($198.7) | $ 95.5 |
| Pension liability | **(13.2)** | 29.4 | 5.7 |
| Postretirement benefits liability | **(2.9)** | 8.4 | |
| | **$42.9** | ($160.9) | $101.2 |

**Business Segments**
Line of business information is presented according to senior management's basis for evaluating performance considering differences in the nature of products, services and regulation. Certain intersegment sales include intercompany profit. Questar InfoComm Inc., previously a wholly-owned subsidiary of Questar, was transferred to Questar Pipeline effective January 1, 2007. The transaction was accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Historical financial information was adjusted to reflect the combination for all periods presented in this report.

**Recent Accounting Developments**
***SFAS 157 "Fair Value Measures"***
The FASB issued SFAS 157 "Fair Value Measures" in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measures required by other accounting rules. It does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 will be effective for Questar beginning January 1, 2008. The Company has reviewed the requirements of SFAS 157 and does not expect its adoption to impact financial position, results of operations or cash flows or to record a cumulative effect.

***SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities"***
The FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities in February 2007." SFAS 159 permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at certain election dates and report unrealized gains and losses on such items for each subsequent reporting period. SFAS 159 will be effective for Questar beginning January 1, 2008. The Company has reviewed the requirements of SFAS 159 and does not expect its adoption to impact financial position, results of operations or cash flows.

***SFAS 141(R) "Business Combinations"***
SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective beginning January 1, 2009. The Company is currently evaluating the impact of SFAS 141(R).

***SFAS 160 "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51"***
SFAS 160 requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated balance sheets within shareholders' equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the consolidated statements of income, changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; and any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. SFAS 160 is effective beginning January 1, 2009. The Company is currently evaluating the impact of SFAS 160.

**Reclassifications**
Certain reclassifications were made to prior-year consolidated financial statements to conform with the 2007 presentation.

All dollar and share amounts in this annual report on Form 10-K are in millions, except per-share information and where otherwise noted.

### Note 2 – Earnings Per Share and Common Stock

**Earnings per share (EPS)**
Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted EPS includes the potential increase in the number of outstanding shares that could result from the exercise of in-the-money stock options plus an estimated number of nonvested restricted shares. A reconciliation of the components of basic and diluted shares used in the EPS calculation follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| Weighted-average basic common shares outstanding | **172.0** | 170.9 | 169.6 |
| Potential number of shares issuable under the LTSIP | **3.9** | 4.3 | 4.7 |
| Average diluted common shares outstanding | **175.9** | 175.2 | 174.3 |

In the past three years, Questar had the ability to issue shares under the terms of the Dividend Reinvestment and Stock Purchase Plan, Employee Investment Plan and Long-Term Stock Incentive Plan.

**Dividend Reinvestment and Stock Purchase Plan (Reinvestment Plan)**
The Reinvestment Plan allows parties interested in owning Questar common stock to reinvest dividends or invest additional funds in common stock. The Company can issue new shares or buy shares in the open market to meet shareholders' purchase requests. The Company relied on open market purchases to meet 2007 and 2006 distributions and issued 5,350 shares in 2005. At December 31, 2007, 1,917,825, shares were reserved for future issuance.

**Long-Term Stock Incentive Plan (LTSIP)**
Questar issues stock options and restricted shares to certain officers, directors, and employees under its LTSIP. Stock options for participants have terms ranging from five to ten years with a majority issued with a ten-year term. Options held by employees generally vest in four equal, annual installments beginning six months after grant. Options granted to nonemployee directors generally vest in one installment six months after grant. Restricted shares vest in equal installments over a number of years after the grant date with the majority vesting in three or four-years. Nonvested restricted shares have voting and dividend rights; however, sale or transfer is restricted. Options and restricted shares issued prior to February 2006 vested on an accelerated basis in the event of a qualified termination, such as retirement, and have postretirement exercise periods. For a summary of LTSIP transactions see Note 3 - Share-Based Compensation following.

### Note 3 – Share-Based Compensation

Prior to January 1, 2006, the Company accounted for share-based compensation using the intrinsic value method prescribed by APBO 25 "Accounting for Stock Issued to Employees" and related interpretations. No compensation cost was recorded for stock options issued because the exercise price equaled the market price on the date of grant. The granting of restricted shares resulted in recognition of compensation cost under APBO 25 and SFAS 123R. Restricted shares are valued at the grant-date market price and amortized to expense over the vesting period. Under SFAS 123R, the fair value of stock options is determined on the grant date using the Black-Scholes-Merton option-valuation model.

The Company implemented SFAS 123R effective January 1, 2006, and chose the modified prospective phase-in method. The modified prospective phase-in method requires recognition of compensation costs for all share-based payments granted, modified or settled after January 1, 2006, as well as for any awards that were granted prior to the implementation date for which the required service has not yet been performed. Adopting SFAS 123R resulted in lower income before income taxes and net income than if the Company had continued to account for share-based compensation under APBO 25 due to expensing the fair value of stock options. In 2007, income before income taxes and net income were approximately $1.6 million and $1.0 million lower, resulting in a $0.01 reduction in basic and diluted earnings per share. In 2006, income before income taxes and net income were approximately $1.7 million and $1.0 million lower, resulting in a $0.01 reduction in basic and diluted earnings per share.

Share-based compensation associated with unvested restricted shares for the 12 months ended December 31, 2007, 2006 and 2005, amounted to $11.3 million, $8.0 million and $4.2 million, respectively. At December 31, 2007, deferred share-based compensation amounted to $17.0 million, of which $14.0 million was attributed to unvested restricted stock grants. A year earlier deferred share-based compensation was $13.0 million, of which $9.8 million was attributed to unvested restricted stock.

SFAS 123R requires reporting the benefits of tax deductions in excess of recognized compensation expense resulting from the exercise of share-based awards in the financing activities section of the Consolidated Statements of Cash Flow. This requirement reduced net cash provided from operating activities and increased net cash provided in financing activities by $11.1 million in 2007 and $12.0 million in 2006.

The following table shows pro forma net income had stock options been expensed in the 2005 period based on a fair value calculated using the Black-Scholes-Merton model:

| | Year Ended December 31, 2005 |
|---|---|
| | (in millions) |
| Net income, as reported | $325.7 |
| Deduct: Share-based compensation expense | |
| determined under fair-value-based methods, (after tax) | (1.7) |
| Pro forma net income | $324.0 |
| ***Earnings per share*** | |
| Basic, as reported | $1.92 |
| Basic, pro forma | 1.91 |
| Diluted, as reported | 1.87 |
| Diluted, pro forma | 1.86 |

Fair-value calculations rely upon subjective assumptions and the use of a mathematical model to estimate value and may not be representative of future results. The Black-Scholes-Merton model was intended for measuring the value of options traded on an exchange. The calculated fair value of options granted and major assumptions used in the model at the date of grant are listed below:

| | **2007** | 2005 | |
|---|---|---|---|
| | **February** | January | October |
| Fair value of options at grant date | **$41.08** | $7.45 | $10.73 |
| Risk-free interest rate | **4.77%** | 3.97% | 4.17% |
| Expected price volatility | **22.4%** | 29.9% | 27.0% |
| Expected dividend yield | **1.14%** | 1.77% | 1.17% |
| Expected life in years | **5.2** | 6.4 | 5.0 |

***Long-Term Stock Incentive Plan***

There were 10,222,228 shares available for future grant at December 31, 2007. Unvested stock options increased by 102,500 shares to 565,000 in 2007. Transactions involving stock options in the LTSIP for the three years ended December 31, 2007, are summarized below:

| | Options Outstanding | Price Range | Weighted Average Price |
|---|---|---|---|
| Balance at January 1, 2005 | 8,030,142 | $ 6.85 - $17.55 | $11.93 |
| Granted | 500,000 | 24.33 - 38.57 | 35.72 |
| Exercised | (2,026,166) | 6.85 - 17.55 | 11.42 |
| Balance at December 31, 2005 | 6,503,976 | 6.85 - 38.57 | 13.91 |
| Exercised | (1,131,268) | 7.50 - 17.55 | 12.00 |
| Balance at December 31, 2006 | 5,372,708 | 7.50 - 38.57 | 14.32 |
| Granted | 140,000 | 41.08 | 41.08 |
| Exercised | (883,107) | 7.50 - 17.55 | 12.78 |
| Forfeited | (1,000) | 14.01 | 14.01 |
| **Balance at December 31, 2007** | **4,628,601** | **$7.50 - $41.08** | **$15.42** |

| Range of exercise prices | Options Outstanding: Number outstanding at Dec. 31, 2007 | Weighted-average remaining term in years | Weighted-average exercise price | Options Exercisable: Number exercisable at Dec. 31, 2007 | Weighted-average exercise price | Unvested Options: Number unvested at Dec. 31, 2007 | Weighted-average exercise price |
|---|---|---|---|---|---|---|---|
| $ 7.50 – $ 8.50 | 822,616 | 2.0 | $ 7.71 | 822,616 | $ 7.71 | | |
| 9.57 – 11.98 | 959,745 | 4.0 | 11.53 | 959,745 | 11.53 | | |
| 13.56 – 14.86 | 2,185,164 | 4.4 | 13.71 | 2,185,164 | 13.71 | | |
| 17.55 – 24.33 | 121,076 | 6.9 | 23.15 | 96,076 | 22.84 | 25,000 | $24.33 |
| 38.57 – 41.08 | 540,000 | 5.4 | 39.22 | | | 540,000 | 39.22 |
| | **4,628,601** | **4.1** | **$15.42** | **4,063,601** | **$12.20** | **565,000** | **$38.56** |

Most restricted share grants vest in equal installments over a three or four year period from the grant date. The weighted average vesting period of unvested restricted shares at December 31, 2007, was 15 months. Transactions involving restricted shares under the terms of the LTSIP for the three years ended December 31, 2007, are summarized below:

| | Restricted Shares Outstanding | Price Range | Weighted Average Price |
|---|---|---|---|
| Balance at January 1, 2005 | 476,880 | $13.56 - $25.30 | $16.09 |
| Granted | 227,950 | 24.33 - 43.02 | 26.99 |
| Forfeited | (16,040) | 14.36 - 25.50 | 18.24 |
| Distributed | (88,708) | 11.98 - 25.50 | 15.95 |
| Balance at December 31, 2005 | 600,082 | 13.56 - 43.02 | 20.19 |
| Granted | 317,430 | 34.11 - 44.77 | 37.01 |
| Forfeited | (5,290) | 14.36 - 38.00 | 31.46 |
| Distributed | (181,000) | 13.56 - 43.02 | 13.87 |
| Balance at December 31, 2006 | 731,222 | 13.56 - 44.77 | 28.04 |
| Granted | 369,156 | 38.96 - 56.65 | 45.03 |
| Forfeited | (28,202) | 18.45 - 49.97 | 37.96 |
| Distributed | (243,252) | 13.55 - 49.98 | 22.17 |
| **Balance at December 31, 2007** | **828,924** | **$13.56 - $56.65** | **$36.99** |

**Note 4 – Property, Plant and Equipment**

The details of property, plant and equipment and accumulated depreciation, depletion and amortization follow:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | (in millions) | |
| ***Property, plant and equipment*** | | |
| Market Resources | | |
| Questar E&P | | |
| Proved properties | **$3,306.9** | $2,646.6 |
| Unproved properties, not being depleted | **55.6** | 42.7 |
| Support equipment and facilities | **23.3** | 18.5 |
| Questar E&P total | **3,385.8** | 2,707.8 |
| Wexpro | **766.1** | 658.6 |
| Gas Management | **516.5** | 404.2 |

| | | |
|---|---|---|
| Energy Trading and other | **39.9** | 37.9 |
| Market Resources total | **4,708.3** | 3,808.5 |
| | | |
| Questar Pipeline | **1,490.5** | 1,183.8 |
| Questar Gas | **1,539.2** | 1,418.0 |
| Corporate | **3.9** | 3.8 |
| | **$7,741.9** | $6,414.1 |
| ***Accumulated depreciation, depletion and amortization*** | | |
| Market Resources | | |
| Questar E&P | **$1,114.3** | $ 901.5 |
| Wexpro | **331.4** | 305.4 |
| Gas Management | **115.3** | 97.3 |
| Energy Trading and other | **6.7** | 5.5 |
| Market Resources total | **1,567.7** | 1,309.7 |
| Questar Pipeline | **441.9** | 411.6 |
| Questar Gas | **630.3** | 598.0 |
| Corporate | **3.4** | 3.4 |
| | **2,643.3** | 2,322.7 |
| Net Property, Plant and Equipment | **$5,098.6** | $4,091.4 |

Questar E&P proved and unproved leaseholds had a net book value at December 31 of $381.1 million in 2007 and $343.3 million in 2006.

***Subsequent Event - Questar E&P Property Acquisition***

On January 31, 2008, Questar E&P entered into agreements with multiple private sellers to acquire two significant natural gas development properties in northwest Louisiana for an aggregate purchase price of $655 million. The transactions will be subject to usual and customary closing and post-closing adjustments. In February 2008, Market Resources established a $700 million floating-rate term-loan credit facility, due August 15, 2008, to finance the purchase of the Louisiana natural gas development properties. Market Resources plans to expand its current revolving credit facility to $800 million and issue up to $500 million of additional long-term debt to retire the $700 million term loan credit facility.

***Southern Trails Pipeline***

The California segment of the Southern Trails Pipeline is currently not in service. Questar Pipeline is pursuing several options to sell or place this line in service.

Questar Pipeline performed an impairment test on the California segment of Southern Trails during the fourth quarter of 2005 and recognized an impairment of $16 million, reducing its net investment to approximately $35 million. The value realized by Questar Pipeline for the California segment of Southern Trails, either by putting the line in service or selling the line, may vary from this amount.

A firm-transportation contract for 40 Mdth per day, representing about 50% of the total capacity, on the eastern segment of Southern Trails Pipeline is up for renewal in mid-2008. The company is working with the shipper to extend the contract. In addition, the company is actively remarketing this capacity in the event the shipper elects not to renew. An impairment of the $98.2 million net investment in the eastern segment may be required if the company's recontracting efforts result in significantly lower throughput or rates.

**Note 5– Asset Retirement Obligations (ARO)**

Questar recognizes ARO in accordance with SFAS 143 "Accounting for Asset Retirement Obligations." SFAS 143 addresses the financial accounting and reporting of the fair value of legal obligations associated with the retirement of tangible long-lived assets. The Company's ARO applies primarily to abandonment costs associated with gas and oil wells and certain other properties. The fair value of abandonment costs are estimated and depreciated over the life of the related assets. Revisions to estimates of the ARO result from changes in expected cash flows. The ARO liability is adjusted to present value each period through an accretion calculation using a credit-adjusted risk-free interest rate. Changes in ARO were as follows:

| | 2007 | 2006 |
|---|---|---|
| | (in millions) | |
| ARO liability at January 1, | **$132.4** | $78.2 |
| Accretion | **8.3** | 7.1 |
| Liabilities incurred | **8.9** | 11.1 |
| Revisions | **1.0** | 38.2 |
| Liabilities settled | **(1.5)** | (2.2) |
| ARO liability at December 31, | **$149.1** | $132.4 |

Wexpro activities are governed by the Wexpro Agreement. The accounting treatment of reclamation activities associated with ARO for properties administered under the Wexpro Agreement is defined in a guideline letter between Wexpro and the Utah Division of Public Utilities and the staff of the PSCW. Accordingly, Wexpro collects from Questar Gas and deposits in trust, funds related to estimated ARO costs. The funds are used to satisfy retirement obligations as the properties are abandoned. At December 31, 2007, approximately $7.8 million was held in this trust invested primarily in a short-term bond index fund.

**Note 6 – Capitalized Exploratory Well Costs**

Net changes in capitalized exploratory well costs are as follows and exclude amounts that were capitalized and subsequently expensed in the period:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in millions) | |
| Balance at January 1, | $ 10.5 | $ 16.5 | $14.6 |
| Additions to capitalized exploratory well costs pending the determination of proved reserves | **1.5** | 10.5 | 9.8 |
| Reclassifications to property, plant and equipment after the determination of proved reserves | | (5.0) | (5.7) |
| Capitalized exploratory well costs charged to expense | **(10.5)** | (11.5) | (2.2) |
| Balance at December 31, | **$ 1.5** | $ 10.5 | $16.5 |

The following table provides an aging of capitalized exploratory well costs based on the date drilling was completed and any projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling:

| | | December 31, | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (in millions) | |
| Capitalized exploratory well costs that have been capitalized one year or less | **$1.5** | $10.5 | $ 9.8 |
| Capitalized exploratory well costs that have been capitalized longer than one year | | | 6.7 |
| Balance at end of period | **$1.5** | $10.5 | $16.5 |

**Note 7 – Rate Regulation and Other Regulatory Assets and Liabilities**

**Rate Regulation**

***Questar Gas Rate Changes***

In December 2007, Questar Gas filed a general rate case in Utah requesting an increase in rates of $27.0 million, including an authorized return on equity of 11.25%. Hearings are scheduled in mid-2008 and a decision from the PSCU is expected in August 2008.

In October 2006, the PSCU approved the company's proposed "conservation-enabling tariff" (CET) effective January 1, 2006. The purpose of the CET is to promote energy conservation. Under the company's prior rate structure, Questar Gas revenues declined when temperature-adjusted average usage per customer decreased. Questar Gas revenues increased when temperature-adjusted average usage per customer increased. Under the CET, Questar Gas non-gas revenues are decoupled from the volume of temperature-adjusted gas used by customers. The tariff specifies a margin per customer for each month with differences to be deferred and recovered from customers or refunded to customers through periodic rate adjustments. The PSCU reviewed the initial results of the CET during 2007 and authorized Questar Gas to continue the program for two additional years. Any adjustments to revenues are limited to 5% of non-gas revenues during each 12-month period beginning in November. Questar Gas recorded a $2.5 million revenue increase in 2007 and a $1.7 million revenue reduction in 2006 in accordance with the CET.

Effective June 1, 2006, the PSCU approved a settlement of other issues and ordered Questar Gas to reduce the non-gas portion of customer rates by $9.7 million to reflect a reduction in depreciation rates, a change in capital structure, and recovery of pipeline integrity costs.

In January 2007, the PSCU approved a "demand-side management" program (DSM) effective January 1, 2007. Under the DSM, Questar Gas encourages the conservation of natural gas through advertising, rebates for efficient homes and appliances, and energy audits. The costs of the DSM are deferred and recovered from customers through periodic rate adjustments. DSM costs of $7.5 million were incurred during 2007 and $0.6 million were recovered from customers.

**Other Regulatory Assets and Liabilities**

The Company has other regulatory assets and liabilities in addition to purchased-gas adjustments. The rate-regulated entities recover the costs of assets but do not generally receive a return on these assets.

Following is a description of the Company's regulatory assets:

- Gains and losses on the reacquisition of debt by rate-regulated companies are deferred and amortized as interest expense over the would-be remaining life of the reacquired debt. The reacquired debt costs had a weighted-average life of approximately 10 years as of December 31, 2007.
- The CET asset (liability) represents actual revenues received that are less than (in excess of) the allowed revenues. These amounts are recovered (refunded) through periodic rate adjustments.
- The DSM program liability represents funds available for the program that exceed amounts expended to date. These amounts are refunded through periodic rate adjustments.
- The costs of complying with pipeline-integrity regulations are recovered in rates subject to a PSCU order effective June 1, 2006. Costs incurred prior to June 2006 were deferred and will now be recovered over a three-year period. Actual current costs in excess of $1.4 million annually will be deferred and recovered in future rates.
- Questar Gas has a regulatory asset that represents future expenses related to abandonment of Wexpro operated gas and oil wells. The regulatory asset will be reduced over an 18 year period following an amortization schedule that commenced January 1, 2003, or as cash is paid to plug and abandon wells.
- Production taxes on cost-of-service gas production are recorded when the gas is produced and recovered from customers when taxes are paid, generally within 12 months.
- The rate-regulated businesses are allowed to recover certain deferred taxes from customers over the life of the related property, plant and equipment.

Current regulatory assets are included with prepaid and other and long-term regulatory assets are shown on a separate line in the consolidated balance sheets. A list of regulatory assets follows:

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| ***Current regulatory assets*** | | |
| Demand side management | **$5.6** | |
| Deferred production taxes | **2.5** | $4.3 |
| Conservation enabling tariff | **1.3** | |
| | **$9.4** | $4.3 |

| | December 31, (in millions) | |
|---|---|---|
| | **2007** | 2006 |
| ***Long-term regulatory assets*** | | |
| Cost of reacquired debt | **$13.3** | $14.7 |
| Questar Gas pipeline integrity costs | **7.3** | 5.7 |
| Asset retirement obligations – cost-of-service gas wells | **3.9** | 4.2 |
| Income taxes recoverable from customers | **2.5** | 2.9 |
| Other | **1.4** | 0.9 |
| | **$28.4** | $28.4 |

Following is a description of the Company's regulatory liabilities:

- A regulatory liability has been recorded for the collection of postretirement medical costs allowed in rates which exceed actual charges.
- Income taxes refundable to customers arise from adjustments to deferred taxes.

Current regulatory liabilities are included with accounts payable and long-term regulatory liabilities are included with other long-term liabilities in the consolidated balance sheets. A list of regulatory liabilities follows:

| | December 31, 2006 |
|---|---|
| | (in millions) |
| ***Current regulatory liabilities*** | |
| Conservation enabling tariff | $1.5 |
| Demand-side management | 1.2 |
| | $2.7 |

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| ***Long-term regulatory liabilities*** | | |
| Postretirement medical | **$4.9** | $4.3 |
| Income taxes refundable to customers | **1.7** | 2.0 |
| | **$6.6** | $6.3 |

**Note 8 – Debt**

The Company has short-term line-of-credit commitments from several banks under which it may borrow up to $380 million at December 31, 2007. These credit lines have interest rates generally below the prime interest rate. Commercial-paper borrowings with initial maturities of less than one year are backed by these short-term line-of-credit arrangements. These credit arrangements carry annual facility or commitment fees on the unused balance. The details of short-term debt are as follows:

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| Commercial paper with variable-interest rates | **$260.6** | **$40.0** |
| Weighted-average interest rate | **5.70%** | **5.43%** |

All long-term notes and the term loan are unsecured obligations and rank equally with all other unsecured liabilities. Market Resources revolving credit agreement had $100 million outstanding at December 31, 2007 compared to no amount outstanding at the end of 2006. This credit agreement carries an annual commitment fee of 0.115% of the unused balance. At December 31,

2007, Market Resources could pay dividends of $851 million and Questar Gas could pay dividends of $123 million without violating the terms of their debt covenants.

On July 25, 2007, Market Resources extended the maturity on its revolving credit facility one year to August 9, 2012. On November 13, 2007, Questar Pipeline filed with the SEC to sell up to $200 million of notes and on January 15, 2008 issued $200 million of 5.83% Notes due 2018. On November 13, 2007, Questar Gas Company filed with the SEC to sell up to $150 million of notes. This filing has not yet been declared effective by the SEC.

On May 11, 2006, Market Resources sold $250 million principal amount of 6.05% Notes due 2016. Net proceeds of $247 million were used for general corporate purposes including the June 14, 2006, early extinguishment of $200 million of 7% Notes due 2007. Market Resources recorded a $1.7 million charge related to the early extinguishment. Long-term debt outstanding as of December 31, 2007 and 2006, is listed in the table below:

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| ***Market Resources*** | | |
| 7.50% notes due 2011 | **$ 150.0** | $ 150.0 |
| 6.05% notes due 2016 | **250.0** | 250.0 |
| Revolving term loan, 5.55% at December 31, 2007, due 2012 | **100.0** | |
| ***Questar Pipeline*** | | |
| Medium-term notes 5.85% to 7.55%, due 2008 to 2018 | **310.5** | 310.5 |
| ***Questar Gas*** | | |
| Medium-term notes 5.02% to 7.58%, due 2008 to 2018 | **263.0** | 273.0 |
| Five-year term loan, 5.19% at December 31, 2007, due 2010 | **50.0** | 50.0 |
| Total long-term debt outstanding | **1,123.5** | 1,033.5 |
| Less current portion | **(101.3)** | (10.0) |
| Less unamortized-debt discount | **(1.0)** | (1.1) |
| Total long-term debt | **$1,021.2** | $1,022.4 |

Maturities of long-term debt for the five years following December 31, 2007, are as follows:

| | (in millions) |
|---|---|
| 2008 | $101.3 |
| 2009 | 42.0 |
| 2010 | 50.0 |
| 2011 | 332.0 |
| 2012 | 191.5 |

**Note 9 – Financial Instruments and Risk Management**

The carrying value and estimated fair values of Questar's financial instruments were as follows:

| | **December 31, 2007** | | December 31, 2006 | |
|---|---|---|---|---|
| | **Carrying Value** | **Estimated Fair Value** | Carrying Value | Estimated Fair Value |
| | | (in millions) | | |
| ***Financial assets*** | | | | |
| Cash and cash equivalents | **$ 14.2** | **$ 14.2** | $ 24.6 | $ 24.6 |
| Fair value of derivative contracts | **85.9** | **85.9** | 204.5 | 204.5 |
| ***Financial liabilities*** | | | | |
| Short-term debt | **260.6** | **260.6** | 40.0 | 40.0 |

| | | | | |
|---|---|---|---|---|
| Long-term debt | **1,123.5** | **1,139.1** | 1,033.5 | 1,065.2 |
| Fair value of derivative contracts | **31.4** | **31.4** | 8.4 | 8.4 |

The Company used the following methods and assumptions in estimating fair values.

***Cash and cash equivalents and short-term debt*** – the carrying amount approximates fair value.

***Long-term debt*** – the carrying amount of variable-rate debt approximates fair value. The fair value of fixed-rate debt is based on the discounted present value of cash flows using the Company's current borrowing rates.

***Derivative contracts*** – fair value of the contracts is based on market prices as posted on the NYMEX from the last trading day of the year. Gas derivatives are structured as fixed-price swaps into regional pipelines, locking in basis and hedge effectiveness. As of December 31, 2007, Market Resources held gas-price-derivative instruments covering the price exposure for about 245.0 million MMBtu of natural gas, 2.0 million barrels of oil, 5.0 million gallons of NGL and basis-only swaps on an additional 40.8 Bcf. About $68.8 million of the fair value of all contracts as of December 31, 2007, will settle and be reclassified from other comprehensive income in the next 12 months. A year earlier Market Resources derivatives covered the price exposure for 204.2 million MMBtu of natural gas, 1.8 million barrels of oil, 22.7 million gallons of NGL and basis-only swaps on an additional 47.7 Bcf.

At December 31, 2007, the Company reported the fair value of derivative assets, net of liabilities, of $54.5 million. The offset to the net derivative assets, net of income taxes, was a $31.0 million unrealized gain on derivatives recorded in accumulated other comprehensive income in the Common Shareholders' Equity section of the consolidated balance sheet. During 2007, $153.9 million of fair value associated with gas-price-derivative contracts settled and was reclassified into income. The ineffective portion of derivative transactions recognized in earnings was not significant. The fair-value calculation of gas- and oil-price derivatives does not consider changes in the fair value of the corresponding scheduled equity physical transactions, (i.e., the correlation between index price and the price realized for the physical delivery of gas or oil).

**Note 10 – Income Taxes**

Details of Questar's income tax expense and deferred income taxes are provided in the following tables. The components of income tax expense were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | | (in millions) | |
| ***Federal*** | | | |
| Current | **$ 93.7** | $141.6 | $ 97.8 |
| Deferred | **173.8** | 90.5 | 71.1 |
| ***State*** | | | |
| Current | **5.9** | 12.5 | 12.2 |
| Deferred | **17.6** | 11.3 | 7.2 |
| ***Deferred investment tax credits recognized*** | **(0.4)** | (0.4) | (0.4) |
| | **$290.6** | $255.5 | $187.9 |

The difference between the statutory federal income tax rate and the Company's effective income tax rate is explained as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Federal income taxes statutory rate | **35.0%** | 35.0% | 35.0% |
| Increase (decrease) in rate as a result of: | | | |
| State income taxes, net of federal income tax benefit | **1.9** | 2.2 | 2.5 |
| Domestic production benefit | **(0.2)** | (0.3) | (0.3) |
| Percentage depletion | | (0.1) | (0.1) |
| Amortize investment-tax credits related to | | | |

| | | | |
|---|---|---|---|
| rate-regulated assets | **(0.1)** | (0.1) | (0.1) |
| Tax benefits from dividends paid to ESOP | **(0.1)** | (0.2) | (0.3) |
| Other | **(0.1)** | | (0.1) |
| Effective income tax rate | **36.4%** | 36.5% | 36.6% |

Significant components of the Company's deferred income taxes were as follows:

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| ***Deferred tax liabilities*** | | |
| Property, plant and equipment | **$992.3** | $798.3 |
| Energy-price derivatives | | 18.9 |
| Total deferred tax liabilities | **992.3** | 817.2 |
| ***Deferred tax assets*** | | |
| Energy-price derivatives | **6.0** | |
| Employee benefits and compensation costs | **43.9** | 53.3 |
| Total deferred tax assets | **49.9** | 53.3 |
| Deferred income taxes – noncurrent | **$942.4** | $763.9 |
| | | |
| ***Deferred income taxes – current*** | | |
| Energy-price derivatives | **$ 26.2** | $58.3 |
| Other | **(21.3)** | (23.3) |
| Deferred income taxes – current liability | **$ 4.9** | $35.0 |

**Note 11 – Commitments and Contingencies**

Questar is involved in various commercial and regulatory claims and litigation and other legal proceedings that arise in the ordinary course of its business. Management does not believe any of them will have a material adverse effect on the Company's financial position, results of operations or cash flows. An accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome. Disclosures are provided for contingencies reasonably likely to occur, which would have a material adverse effect on the Company's financial position, results of operations or cash flows. Some of the claims involve highly complex issues relating to liability, damages and other matters subject to substantial uncertainties and, therefore, the probability of liability or an estimate of loss cannot be reasonably determined.

***Commitments***

Historically, 40 to 50% of Questar Gas gas-supply portfolio has been provided from cost-of-service reserves; however this amount dropped to 34% in 2007 because the Company shut in some production to take advantage of low purchase-gas costs. In 2007, the remainder of the gas supply was purchased using index-based or fixed-price contracts. Questar Gas has commitments to purchase gas for $197.6 million in 2008, $85.5 million in 2009, $50.4 million in 2010, $32.4 million in 2011 and $27.8 million in 2012. Generally, at the conclusion of the heating season and after a bid process, new agreements for the next heating season are put in place. Questar Gas bought natural gas under purchase agreements amounting to $374.8 million in 2007, $429.5 million in 2006 and $447.4 million in 2005. In addition, Questar Gas has contracted for underground storage. Questar Gas stores gas during off-peak periods (typically during the summer) and withdraws gas from storage to meet peak-gas demand (typically in the winter).

Questar Gas has third-party transportation commitments requiring yearly payments of $5.3 million through 2018.

Subsidiaries of Market Resources have contracted for firm-transportation services with various third-party pipelines through 2028. Market conditions and competition may prevent full recovery of the cost. Annual payments and the years covered are as follows:

| | (in millions) |
|---|---|
| 2008 | $ 7.7 |
| 2009 | 7.6 |
| 2010 | 7.6 |
| 2011 | 7.3 |
| 2012 | 5.4 |
| 2013 through 2028 | 18.7 |

Questar sold its headquarters building under a sale-and-leaseback arrangement committing the Company to occupy the building through January 12, 2012. Questar has four renewal options of five years each, following expiration of the original lease in 2012. Minimum future payments under the terms of long-term operating leases for the Company's primary office locations are as follows:

| | (in millions) |
|---|---|
| 2008 | $6.5 |
| 2009 | 6.5 |
| 2010 | 6.3 |
| 2011 | 5.8 |
| 2012 | 3.7 |

Total minimum future-rental payments have not been reduced for sublease rentals of $0.2 million in 2008, $0.1 million in 2009, and $0.1 million in 2010. Total rental expense amounted to $5.8 million in 2007, $5.3 million in 2006 and $5.1 million in 2005. Sublease-rental receipts were $0.4 in 2007, $0.4 million in 2006 and $0.3 million in 2005.

***Environmental Claims***
In 2004, the Environmental Protection Agency (EPA) issued two separate compliance orders alleging that Gas Management did not comply with regulatory requirements adopted to implement the federal Clean Air Act. Both orders involved facilities in the Uinta Basin of eastern Utah that were purchased by Questar E&P in mid-2001. The EPA contends such facilities are located within "Indian Country" and are subject to federal Clean Air Act requirements, rather than air quality rules adopted by the state of Utah. Generally, EPA contends that Gas Management failed to obtain necessary pre-construction or modification permits, and failed to comply with hazardous air-pollutant regulations, in violation of federal requirements. Gas Management has generally contested EPA's allegations, and believes that the permitting and regulatory requirements at issue can be legally avoided under Utah law. EPA has broadened its allegations to include additional potential ongoing violations of the Clean Air Act for the referenced facilities. Other Gas Management facilities in the Uinta Basin have been added to the civil penalty discussions with the EPA, with similar allegations of Clean Air Act violations. These potential violations will likely result in civil penalties of an unknown and undetermined amount in excess of $100,000. The parties are engaged in settlement discussions and have signed a tolling agreement to extend the statute of limitations for filing any claims. Because of the complexities and uncertainties of this dispute, it is difficult to predict the likely potential outcomes; however, management believes the company has accrued an appropriate liability for this claim.

**Note 12 – Employee Benefits**

***Pension and Postretirement Benefits***
The Company has defined-benefit pension and postretirement medical and life insurance plans covering the majority of its employees. The Company's Employee Benefits Committee (EBC) has oversight over investment of retirement-plan and postretirement-benefit assets. The EBC uses a third-party consultant to assist in setting targeted-policy ranges for the allocation of assets among various investment categories. The majority of retirement-benefit assets were invested as follows:

| | Actual % Allocation December 31, | | % Policy |
|---|---|---|---|
| | **2007** | 2006 | Range |
| Domestic equity securities | **43** | 44 | 40-50 |
| Foreign equity securities | **24** | 22 | 15-25 |
| Debt securities | **28** | 27 | 26-34 |

| | | | |
|---|---|---|---|
| Real estate securities | **5** | 6 | 3-7 |
| Other | | 1 | 0-3 |

Questar sets aside funds for Employee Retirement Income Security Act (ERISA) qualified retirement-benefit obligations to pay benefits currently due and to build asset balances over a reasonable time period to pay future obligations. Questar is subject to and complies with minimum-required and maximum-allowed annual contribution levels mandated by ERISA and by the Internal Revenue Code. Subject to the above limitations, the Company seeks to fund the qualified retirement plan in amounts approximately equal to the yearly expense. The Company also has a nonqualified pension plan that covers a group of management employees in addition to the qualified pension plan. The nonqualified pension plan provides for defined benefit payments upon retirement of the management employee, or to the spouse upon death of the management employee above the benefit limit defined by the Internal Revenue Service for the qualified plan. The nonqualified pension plan is unfunded. Claims are paid from the Company's general funds. The Company commingles ERISA-qualified postretirement-benefit obligation assets with those of the ERISA-qualified retirement plan as permitted by section 401(h) of the Internal Revenue Code. The EBC seeks investment returns consistent with reasonable and prudent levels of liquidity and risk.

The EBC allocates pension-plan and postretirement-medical-plan assets among broad asset categories and reviews the asset allocation at least annually. Asset-allocation decisions consider risk and return, future-benefit requirements, participant growth and other expected cash flows. These characteristics affect the level, risk and expected growth of postretirement-benefit assets.

The EBC uses asset-mix guidelines that include targets and permissible ranges for each asset category, return objectives for each asset group and the desired level of diversification and liquidity. These guidelines change from time to time based on an ongoing evaluation of each plan's risk tolerance.

Responsibility for individual security selection rests with each investment manager, who is subject to guidelines specified by the EBC. These guidelines are designed to ensure consistency with overall plan objectives.

The EBC sets performance objectives for each investment manager that are expected to be met over a three-year period or a complete market cycle, whichever is shorter. Performance and risk levels are regularly monitored to confirm policy compliance and that results are within expectations.

Pension-plan guidelines prohibit transactions between a fiduciary and parties in interest unless specifically provided for in ERISA. No restricted securities, such as letter stock or private placements, may be purchased for any investment fund. Questar securities may be considered for purchase at an investment manager's discretion, but within limitations prescribed by ERISA and other laws. There was no direct investment in Questar shares for the periods disclosed. Use of derivative securities by any investment managers is prohibited except where the committee has given specific approval or where commingled funds are utilized that have previously adopted permitting guidelines.

Pension-plan benefits are based on the employee's age at retirement, years of service and highest earnings in a consecutive 72 semimonthly pay period during the 10 years preceding retirement. Postretirement health-care benefits and life insurance are provided only to employees hired before January 1, 1997. The Company pays a portion of the costs of health-care benefits as determined by an employee's years of service and generally limited to 170% of the 1992 contribution for employees who retired after January 1, 1993. The Company is amortizing its transition obligation over a 20-year period, which began in 1992.

The pension projected-benefit obligation and postretirement benefit accumulated benefit obligation were measured using discount rates at December 31, of 6.50% in 2007 and 5.75% in 2006. Changes in discount rates are included in changes in plan assumptions. Asset-return assumptions are based on historical returns tempered for expectations of future performance. Plan assets reflect the fair value of assets at December 31. Questar does not expect any plan assets to be returned during 2008. The pension plan accumulated benefit obligation was $340.0 million at December 31, 2007. Plan obligations and fair value of plan assets are shown in the following table:

| | Pension | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | (in millions) | | | |
| ***Change in benefit obligation*** | | | | |
| Benefit obligation at January 1, | **$421.5** | $377.6 | **$83.0** | $80.0 |
| Service cost | **10.4** | 9.8 | **0.9** | 0.9 |
| Interest cost | **24.7** | 22.8 | **4.4** | 4.5 |
| Change in plan assumptions | **(38.3)** | 16.1 | **(6.0)** | |

| | | | | |
|---|---|---|---|---|
| Actuarial loss | **14.3** | 10.1 | **0.4** | 3.0 |
| Benefits paid | **(14.2)** | (14.9) | **(6.4)** | (5.4) |
| Benefit obligation at December 31, | **418.4** | 421.5 | **76.3** | 83.0 |
| | | | | |
| ***Change in plan assets*** | | | | |
| Fair value of plan assets at January 1, | **314.4** | 256.1 | **45.2** | 39.7 |
| Actual return on plan assets | **25.7** | 48.5 | **3.4** | 6.0 |
| Contributions to the plan | **18.7** | 24.7 | **3.9** | 4.9 |
| Benefits paid | **(14.2)** | (14.9) | **(6.4)** | (5.4) |
| Fair value of plan assets at December 31, | **344.6** | 314.4 | **46.1** | 45.2 |
| Underfunded status (current and long-term) | **($73.8)** | ($107.1) | **($30.2)** | ($37.8) |

The projected 2008 pension funding is expected to be $17.6 million. Estimated benefit-plan payments for the five years following 2007 and the subsequent five years aggregated are as follows:

| | Pension | Postretirement Benefits |
|---|---|---|
| | (in millions) | |
| 2008 | $ 13.6 | $ 4.8 |
| 2009 | 14.2 | 4.9 |
| 2010 | 14.8 | 4.9 |
| 2011 | 15.9 | 5.1 |
| 2012 | 17.4 | 5.1 |
| 2013 through 2017 | 121.1 | 27.4 |

Postretirement benefits other than pensions include an estimate of the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The drug benefit offered as part of postretirement medical coverage is actuarially equivalent to Part D of Medicare. Questar qualified for a federal subsidy available on benefits provided to plan participants which meet certain actuarial equivalence requirements. The $2.0 million reduction in the accumulated postretirement benefit obligation due to the expected future subsidy has been treated as an actuarial experience gain and is being amortized to expense in future years through a decrease in the amortization of the unrecognized net loss, in accordance with FASB Staff Position No. 106-2. The annual reduction in Questar's other postretirement benefits expense due to the subsidy is approximately $0.3 million. Medicare Prescription Drug subsidy payments will be used to fund Company contributions.

The components of pension and postretirement benefits expense are as follows. The Company continues to measure periodic expense for the 12-month period ended December 31. The pension expense includes costs of both qualified and nonqualified pension plans:

| | Pension | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | Year Ended December 31, | | |
| | **2007** | 2006 | 2005 | **2007** | 2006 | 2005 |
| | (in millions) | | | (in millions) | | |
| Service cost | **$10.4** | $ 9.8 | $ 9.0 | **$0.9** | $ 0.9 | $ 0.8 |
| Interest cost | **24.7** | 22.8 | 21.2 | **4.4** | 4.5 | 4.6 |
| Expected return on plan assets | **(24.1)** | (21.0) | (19.8) | **(3.4)** | (3.0) | (3.0) |
| Prior service and other costs | **1.2** | 1.5 | 1.6 | **1.9** | 1.9 | 1.9 |
| Recognized net actuarial loss | **7.2** | 6.2 | 3.9 | **0.2** | 0.2 | 0.1 |
| Special-termination benefits | **0.6** | 1.4 | 0.8 | | | |
| Accretion of regulatory liability | | | | **0.8** | 0.8 | 0.8 |
| Amortization of early retirement costs | | | 2.4 | | | |
| Periodic expense | **$20.0** | $20.7 | $19.1 | **$4.8** | $5.3 | $5.2 |

Assumptions at January 1, used to calculate pension and postretirement benefits expense for the years, were as follows:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Discount rate | **5.75%** | 6.00% | 6.50% |
| Rate of increase in compensation | **4.00%** | 4.00% | 4.00% |
| Long-term return on assets | **8.00%** | 8.00% | 8.25% |
| Health-care inflation rate | **8.00% decreasing to 5.00% by 2011** | 9.00% decreasing to 5.00% in 2011 | 10.00% decreasing to 5.00% by 2011 |

The 2008 estimated pension expense is $19.3 million. In 2008, $3.1 million of estimated actuarial loss and $1.2 million of prior service cost for the pension plans will be amortized from accumulated other comprehensive income. The 2008 estimated post retirement expense is $3.9 million excluding amortization of a regulatory liability. In 2008, $1.9 million of net transition obligation for the postretirement benefit plans will be amortized from accumulated other comprehensive income.

Service costs and interest costs are sensitive to changes in the health-care inflation rate. A 1% increase in the health-care inflation rate would increase the yearly service and interest costs by $0.1 million and the accumulated postretirement-benefit obligation by $1.4 million. A 1% decrease in the health-care inflation rate would decrease the yearly service cost and interest cost by $0.1 million and the accumulated postretirement-benefit obligation by $1.3 million.

***Employee Investment Plan (EIP)***
The EIP allows eligible employees to purchase shares of Questar common stock or other investments through payroll deduction at the current fair market value on the transaction date. The Company currently contributes an overall match of either 80% or 100% of employees' pre-tax purchases up to a maximum of 6% of their qualifying earnings. In addition, the Company contributes $200 annually to the EIP for each eligible employee. The EIP trustee purchases Questar shares on the open market as cash contributions are received. The Company recognizes expense equal to its yearly contributions, which amounted to $8.1 million, $6.7 million and $6.2 million for 2007, 2006 and 2005, respectively. The Company contributed 16,928 shares in 2005, and has subsequently relied on open-market purchases.

**Note 13 – Wexpro Agreement**

Wexpro's operations are subject to the terms of the Wexpro Agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas utility operations to receive certain benefits from Wexpro's operations. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the agreement are as follows.

a. Wexpro conducts gas-development drilling on a finite group of productive gas properties, as defined in the agreement, and bears any costs of dry holes. Natural gas produced from successful drilling on these properties is delivered to Questar Gas. Wexpro is reimbursed for the costs of producing the natural gas plus a return on its investment in successful wells. The after-tax return allowed Wexpro is adjusted annually and is approximately 20.9%.

b. Wexpro operates certain natural gas properties for Questar Gas. Wexpro is reimbursed for its costs of operating these properties, including a rate of return on any investment it makes. This after-tax rate of return is adjusted annually and is approximately 12.9%.

c. Production from a finite group of oil-producing properties is sold at market prices with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after-tax rate of return is adjusted annually and is approximately 12.9%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

d. Wexpro conducts developmental-oil drilling on productive oil properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after-tax rate of return is adjusted annually and is approximately 17.9%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas with Wexpro retaining 46%. Questar Gas received oil-income sharing of $4.9 million in 2007, $5.5 million in 2006 and $6.1 million in 2005.

e. Amounts received by Questar Gas from the sharing of Wexpro's oil income are used to reduce natural-gas costs to utility customers.

Wexpro's investment base, net of depreciation and deferred income taxes, and the yearly average rate of return for 2007 and the previous two years are shown in the table below:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Wexpro's net investment base (in millions) | **$300.4** | $260.6 | $206.3 |
| Average annual rate of return (after tax) | **19.9%** | 19.9% | 20.4% |

**Note 14 – Operations by Line of Business**

Questar's major lines of business include gas and oil exploration and production (Questar E&P and Wexpro), midstream field services (Gas Management), energy marketing (Energy Trading), interstate gas transportation (Questar Pipeline), and retail gas distribution (Questar Gas). Line of business information is presented according to senior management's basis for evaluating performance including differences in the nature of products, services and regulation. Questar InfoComm Inc., previously a wholly-owned subsidiary of Questar, was transferred to Questar Pipeline effective January 1, 2007. Historical financial information was adjusted to reflect the combination for all periods presented in this report. Following is a summary of operations by line of business for the three years ended December 31, 2007:

| | Questar Consol. | Interco. Trans. | Questar E&P | Wexpro | Gas Managmt. | Energy Trading | Questar Pipeline | Questar Gas | Corp. |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in millions) | | | | |
| *2007* | | | | | | | | | |
| Revenues | | | | | | | | | |
| From unaffiliated customers | **$2,726.6** | | **$956.0** | **$21.6** | **$189.3** | **$504.4** | **$127.7** | **$927.6** | |
| From affiliated companies | | **($739.9)** | | **155.7** | **17.0** | **484.1** | **78.2** | **4.9** | |
| Total revenues | **2,726.6** | **(739.9)** | **956.0** | **177.3** | **206.3** | **988.5** | **205.9** | **932.5** | |
| Operating expenses | | | | | | | | | |
| Cost of natural gas and other products sold | **917.1** | **(731.6)** | **2.2** | | | **955.3** | **4.0** | **687.2** | |
| Operating and maintenance | **298.6** | **(1.5)** | **87.9** | **16.5** | **83.6** | **1.0** | **37.7** | **73.4** | |
| General and administrative | **165.4** | **(1.9)** | **56.3** | **14.7** | **17.2** | **3.9** | **31.3** | **45.5** | **($1.6)** |
| Production and other taxes | **101.0** | | **60.1** | **20.0** | **1.4** | **0.1** | **7.3** | **11.5** | **0.6** |
| Depreciation, depletion and amortization | **369.1** | | **243.5** | **31.2** | **19.1** | **1.3** | **35.0** | **38.8** | **0.2** |
| Other operating expenses | **33.2** | **(4.9)** | **32.8** | **4.9** | **0.4** | | | | |
| Total operating expenses | **1,884.4** | **(739.9)** | **482.8** | **87.3** | **121.7** | **961.6** | **115.3** | **856.4** | **(0.8)** |
| Net gain (loss) from asset sales | **(0.9)** | | **(0.6)** | **(0.7)** | | | **0.4** | | |
| Operating income | **841.3** | | **472.6** | **89.3** | **84.6** | **26.9** | **91.0** | **76.1** | **0.8** |
| Interest and other income | **20.0** | **(47.3)** | **6.2** | **1.9** | **0.2** | **34.0** | **2.4** | **7.4** | **15.2** |
| Income from unconsol. affiliates | **8.9** | | **0.4** | | **8.5** | | | | |
| Interest expense | **(72.2)** | **47.3** | **(25.2)** | **(2.0)** | **(6.9)** | **(28.4)** | **(21.7)** | **(23.8)** | **(11.5)** |
| Income tax expense | **(290.6)** | | **(168.5)** | **(30.0)** | **(31.1)** | **(11.7)** | **(26.7)** | **(22.3)** | **(0.3)** |
| Net income | **$ 507.4** | | **$285.5** | **$59.2** | **$ 55.3** | **$ 20.8** | **$ 45.0** | **$ 37.4** | **$ 4.2** |
| Identifiable assets | **$5,944.2** | | **$2,526.4** | **$459.8** | **$ 487.1** | **$207.7** | **$1,092.8** | **$1,163.0** | **$7.4** |
| Goodwill | **70.7** | | **60.9** | | | | **4.2** | **5.6** | |
| Investment in unconsol. affiliates | **52.8** | | | | **52.8** | | | | |
| Capital expenditures | **1,398.3** | | **708.5** | **105.0** | **128.3** | **2.1** | **318.5** | **135.9** | |
| *2006* | | | | | | | | | |
| Revenues | | | | | | | | | |
| From unaffiliated customers | $2,835.6 | | $815.7 | $19.7 | $168.0 | $656.0 | $117.1 | $1,059.1 | |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| From affiliated companies | | ($950.1) | | 150.5 | 15.9 | 697.8 | 80.4 | 5.5 | |
| Total revenues | 2,835.6 | (950.1) | 815.7 | 170.2 | 183.9 | 1,353.8 | 197.5 | 1,064.6 | |
| Operating expenses | | | | | | | | | |
| Cost of natural gas and other products sold | 1,223.6 | (941.6) | 2.8 | | | 1,335.8 | 4.8 | 821.8 | |
| Operating and maintenance | 286.8 | (1.3) | 73.6 | 14.7 | 92.4 | 0.8 | 33.4 | 73.2 | |
| General and administrative | 135.0 | (1.7) | 42.4 | 11.3 | 12.2 | 4.0 | 25.3 | 41.9 | ($0.4) |
| Production and other taxes | 108.7 | | 58.3 | 30.3 | 0.6 | 0.2 | 7.3 | 11.6 | 0.4 |
| Depreciation, depletion and amortization | 308.4 | | 185.7 | 33.1 | 15.3 | 0.9 | 32.3 | 40.9 | 0.2 |
| Other operating expenses | 42.0 | (5.5) | 42.0 | 5.5 | | | | | |
| Total operating expenses | 2,104.5 | (950.1) | 404.8 | 94.9 | 120.5 | 1,341.7 | 103.1 | 989.4 | 0.2 |
| Net gain (loss) from asset sales | 25.3 | | 24.3 | (0.1) | 1.0 | | 0.4 | (0.3) | |
| Operating income (loss) | 756.4 | | 435.2 | 75.2 | 64.4 | 12.1 | 94.8 | 74.9 | (0.2) |
| Interest and other income (expense) | 9.3 | (39.0) | (3.7) | 1.3 | | 31.6 | 1.7 | 6.6 | 10.8 |
| Income from unconsol. affiliates | 7.5 | | 0.4 | | 7.1 | | | | |
| Interest expense | (73.6) | 39.0 | (27.1) | (0.5) | (4.7) | (28.6) | (23.8) | (22.6) | (5.3) |
| Income tax expense | (255.5) | | (150.9) | (26.0) | (24.2) | (5.5) | (27.3) | (21.9) | 0.3 |
| Net income | $444.1 | | $253.9 | $50.0 | $42.6 | $9.6 | $45.4 | $37.0 | $5.6 |
| Identifiable assets | $5,064.7 | | $2,169.6 | $375.7 | $374.9 | $233.5 | $831.6 | $1,068.7 | $10.7 |
| Goodwill | 70.7 | | 60.9 | | | | 4.2 | 5.6 | |
| Investment in unconsol. affiliates | 37.5 | | | | 37.3 | 0.2 | | | |
| Capital expenditures | 916.1 | | 586.3 | 82.7 | 82.2 | 1.5 | 76.6 | 86.7 | 0.1 |
| ***2005*** | | | | | | | | | |
| Revenues | | | | | | | | | |
| From unaffiliated customers | $2,724.9 | | $ 620.6 | $ 21.7 | $ 141.5 | $ 884.9 | $ 99.8 | $ 956.4 | |
| From affiliated companies | | ($869.0) | | 132.3 | 13.7 | 632.4 | 84.5 | 6.1 | |
| Total revenues | 2,724.9 | (869.0) | 620.6 | 154.0 | 155.2 | 1,517.3 | 184.3 | 962.5 | |
| Operating expenses | | | | | | | | | |
| Cost of natural gas and other products sold | 1,371.3 | (860.2) | 4.2 | | | 1,501.7 | 5.4 | 720.2 | |
| Operating and maintenance | 262.8 | (0.8) | 61.8 | 11.2 | 85.2 | 1.0 | 30.7 | 73.7 | |
| General and administrative | 123.1 | (1.9) | 33.9 | 10.0 | 7.5 | 3.9 | 34.2 | 39.3 | ($3.8) |
| Production and other taxes | 120.2 | | 68.7 | 32.6 | 0.7 | 0.2 | 6.3 | 11.0 | 0.7 |
| Depreciation, depletion and amortization | 250.3 | | 134.7 | 26.9 | 11.3 | 0.9 | 30.5 | 45.8 | 0.2 |
| Other operating expenses | 35.4 | (6.1) | 18.8 | 6.7 | | | 16.0 | | |
| Total operating expenses | 2,163.1 | (869.0) | 322.1 | 87.4 | 104.7 | 1,507.7 | 123.1 | 890.0 | (2.9) |
| Net gain (loss) from asset sales | 4.7 | | 1.1 | (0.2) | | | 3.8 | | |
| Operating income | 566.5 | | 299.6 | 66.4 | 50.5 | 9.6 | 65.0 | 72.5 | 2.9 |
| Interest and other income (expense) | 9.0 | (34.3) | 0.6 | 0.9 | 0.3 | 30.0 | (1.2) | 5.0 | 7.7 |
| Income from unconsol. affiliates | 7.5 | | 0.3 | | 7.2 | | | | |
| Interest expense | (69.4) | 34.3 | (23.7) | (0.1) | (3.1) | (30.2) | (22.4) | (20.2) | (4.0) |
| Income tax expense | (187.9) | | (104.0) | (23.5) | (19.2) | (3.4) | (14.8) | (21.3) | (1.7) |
| Net income | $ 325.7 | | $ 172.8 | $ 43.7 | $ 35.7 | $ 6.0 | $ 26.6 | $ 36.0 | $ 4.9 |
| Identifiable assets | $4,374.3 | | $1,656.4 | $ 305.9 | $ 301.2 | $ 237.7 | 772.2 | $1,090.4 | $ 10.5 |
| Goodwill | 71.3 | | 61.5 | | | | 4.2 | 5.6 | |
| Investment in unconsol. affiliates | 30.7 | | 0.1 | | 30.3 | 0.3 | | | |
| Capital expenditures | 712.7 | | 424.2 | 57.8 | 93.3 | 0.9 | 68.3 | 67.9 | 0.3 |

**Note 15 – Quarterly Financial and Stock-Price Information (Unaudited)**

Questar's common stock was split two-for-one June 18, 2007. Historical share and per-share amounts have been restated for the stock split. Following is a summary of quarterly financial and stock-price information:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
|---|---|---|---|---|---|
| | (in millions, except per-share amounts) | | | | |
| 2007 | | | | | |
| Revenues | **$872.1** | **$556.7** | **$497.4** | **$800.4** | **$2,726.6** |
| Operating income | **240.3** | **197.4** | **182.1** | **221.5** | **841.3** |
| Net income | **151.1** | **112.2** | **113.3** | **130.8** | **507.4** |
| Basic earnings per common share | **0.88** | **0.65** | **0.66** | **0.76** | **2.95** |
| Diluted earnings per common share | **0.86** | **0.64** | **0.64** | **0.74** | **2.88** |
| Dividends per common share | **0.1175** | **0.1225** | **0.1225** | **0.1225** | **0.485** |
| Market price per common share | | | | | |
| High | **$45.58** | **$55.84** | **$58.75** | **$57.36** | **$58.75** |
| Low | **37.98** | **44.61** | **44.42** | **50.67** | **37.98** |
| Close | **$44.61** | **$52.85** | **$52.53** | **$54.10** | **$54.10** |
| 2006 | | | | | |
| Revenues | $911.4 | $596.2 | $555.2 | $772.8 | $2,835.6 |
| Operating income | 230.8 | 166.1 | 167.7 | 191.8 | 756.4 |
| Net income | 137.2 | 90.4 | 95.0 | 121.5 | 444.1 |
| Basic earnings per common share | 0.80 | 0.53 | 0.56 | 0.71 | 2.60 |
| Diluted earnings per common share | 0.78 | 0.52 | 0.54 | 0.69 | 2.54 |
| Dividends per common share | 0.1125 | 0.1175 | 0.1175 | 0.1175 | 0.465 |
| Market price per common share | | | | | |
| High | $42.85 | $41.04 | $45.51 | $44.78 | $45.51 |
| Low | 33.69 | 33.74 | 37.84 | 38.74 | 33.69 |
| Close | $35.03 | $40.25 | $40.89 | $41.53 | $41.53 |

**Note 16 – Supplemental Gas and Oil Information (Unaudited)**

The Company uses the successful efforts accounting method for its gas and oil exploration and development activities and for cost-of-service gas and oil properties.

**Questar E&P Activities**
The following information is provided with respect to Questar E&P's gas and oil exploration and production activities, which are all located in the United States.

***Capitalized Costs***
The aggregate amounts of costs capitalized for gas and oil exploration and development activities and the related amounts of accumulated depreciation, depletion and amortization are shown below:

| | December 31, 2007 | 2006 |
|---|---|---|
| | (in millions) | |
| Proved properties | **$3,306.9** | $2,646.6 |
| Unproved properties | **55.6** | 42.7 |
| Support equipment and facilities | **23.3** | 18.5 |

| | | |
|---|---|---|
| | **3,385.8** | 2,707.8 |
| Accumulated depreciation, depletion and amortization | **(1,114.3)** | (901.5) |
| | **$2,271.5** | $1,806.3 |

***Costs Incurred***

The costs incurred in gas and oil exploration and development activities are displayed in the table below. The development costs include expenditures to develop a portion of the proved undeveloped reserves reported at the end of the prior year. These costs were $125.8 million in 2007, $109.2 million in 2006 and $116.7 million in 2005.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | | (in millions) | |
| Property acquisition | | | |
| Unproved | **$ 28.9** | $ 22.5 | $13.7 |
| Proved | **45.1** | 20.6 | 3.4 |
| Exploration (capitalized and expensed) | **25.4** | 34.5 | 49.4 |
| Development | **641.7** | 581.2 | 381.7 |
| | **$741.1** | $658.8 | $448.2 |

***Results of Operation***

Following are the results of operation of Questar E&P gas and oil exploration and development activities, before corporate overhead and interest expenses.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | | (in millions) | |
| Revenues | **$956.0** | $815.7 | $620.6 |
| Production expenses | **148.0** | 131.9 | 130.5 |
| Exploration expenses | **22.0** | 34.4 | 11.1 |
| Depreciation, depletion and amortization | **243.5** | 185.7 | 134.7 |
| Abandonment and impairment | **10.8** | 7.6 | 7.7 |
| Total expenses | **424.3** | 359.6 | 284.0 |
| Revenues less expenses | **531.7** | 456.1 | 336.6 |
| Income taxes | **(197.3)** | (170.1) | (126.6) |
| Results of operation before corporate overhead and interest expenses | **$334.4** | $286.0 | $210.0 |

***Estimated Quantities of Proved Gas and Oil Reserves***

Estimates of the Company's proved gas and oil reserves have been prepared by Ryder Scott Company, H. J. Gruy and Associates, Inc. and Netherland, Sewell & Associates, Inc., independent reservoir engineers, in accordance with the SEC's Regulation S-X and SFAS 69 "Disclosures about Oil and Gas Producing Activities." The table below summarizes the changes in the estimated net quantities of proved natural gas, oil and NGL reserves for each of the three years in the period ended December 31, 2007. The quantities reported are based on existing economic and operating conditions at the time the estimates were made. All gas and oil reserves reported are located in the United States. The Company does not have any long-term supply contracts with foreign governments or reserves of equity investees.

| | Natural Gas | Oil and NGL | Natural Gas Equivalents |
|---|---|---|---|
| | (Bcf) | (MMbbl) | (Bcfe)[(a)] |
| ***Proved Reserves*** | | | |
| Balance at January 1, 2005 | 1,270.5 | 27.2 | 1,434.0 |
| Revisions - | | | |

| | | | |
|---|---|---|---|
| Previous estimates | 11.9 | (0.7) | 7.9 |
| Pinedale increased-density[b] | 31.5 | 0.3 | 33.0 |
| Extensions and discoveries | 110.9 | 1.4 | 119.3 |
| Purchase of reserves in place | 0.3 | 0.1 | 0.7 |
| Sale of reserves in place | (0.3) | | (0.3) |
| Production | (100.0) | (2.4) | (114.2) |
| Balance at December 31, 2005 | 1,324.8 | 25.9 | 1,480.4 |
| Revisions - | | | |
| Previous estimates | (38.9) | 2.6 | (23.8) |
| Pinedale increased-density[b] | 163.0 | 1.2 | 170.4 |
| Extensions and discoveries | 119.1 | 1.2 | 126.6 |
| Purchase of reserves in place | 9.8 | 0.1 | 10.2 |
| Sale of reserves in place | (2.7) | | (2.8) |
| Production | (113.9) | (2.6) | (129.6) |
| Balance at December 31, 2006 | 1,461.2 | 28.4 | 1,631.4 |
| Revisions - | | | |
| Previous estimates | 26.3 | 3.3 | 46.2 |
| Pinedale increased-density[b] | 120.6 | 1.0 | 126.8 |
| Extensions and discoveries | 172.6 | 3.3 | 192.7 |
| Purchase of reserves in place | 16.0 | 0.2 | 17.1 |
| Sale of reserves in place | (6.3) | | (6.4) |
| Production | (121.9) | (3.0) | (140.2) |
| **Balance at December 31, 2007** | **1,668.5** | **33.2** | **1,867.6** |
| | | | |
| ***Proved-Developed Reserves*** | | | |
| Balance at January 1, 2005 | 680.6 | 21.3 | 808.3 |
| Balance at December 31, 2005 | 792.0 | 21.4 | 920.5 |
| Balance at December 31, 2006 | 852.0 | 23.1 | 990.7 |
| **Balance at December 31, 2007** | **987.4** | **26.7** | **1,147.4** |

[a]Natural Gas Equivalents – oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil, condensate or NGL to 6,000 cubic feet of natural gas.

[b]Estimates of the quantity of proved reserves from the Company's Pinedale Anticline leasehold in western Wyoming have changed substantially over time as a result of numerous factors including, but not limited to, additional development drilling activity, producing well performance and an improved understanding of Lance Pool reservoir characteristics. The continued analysis of new data has led to progressive increases in estimates of original gas-in-place in the Lance Pool reservoirs at Pinedale and to a better understanding of the appropriate well density to maximize the economic recovery of the in-place volumes. The Wyoming Oil and Gas Conservation Commission (WOGCC) has approved 10-acre-density drilling for Lance Pool wells on about 12,700 (gross) of the Company's 18,208 acre (gross) Pinedale leasehold. The area approved for increased density corresponds to the estimated productive limits of the Company's core acreage in the field. In January 2008, the WOGCC approved five-acre-density drilling for Lance Pool wells on about 4,200 gross acres of Market Resources Pinedale leasehold. If five-acre-density development is appropriate for a majority of its leasehold, the Company currently estimates up to an additional 1,600 wells will be required to fully develop the Lance Pool on its acreage. The Company will continue to disclose future revisions to proved reserves associated with Pinedale increased density drilling separately.

***Standardized Measure of Future Net Cash Flows Relating to Proved Reserves***
Future net cash flows were calculated at December 31 using year-end prices and known contract-price changes. The year-end prices do not include any impact of hedging activities. The average year-end price per Mcf of proved natural gas reserves was $6.01 in 2007, $4.47 in 2006 and $7.80 in 2005. The average year-end price per barrel of proved oil and NGL reserves combined was $80.86 in 2007, $51.49 in 2006 and $56.47 in 2005. Year-end production costs, development costs and appropriate statutory income tax rates, with consideration of future tax rates already legislated, were used to compute the future net cash flows. All cash flows were discounted at 10% to reflect the time value of cash flows, without regard to the risk of specific properties. The

estimated future costs to develop booked proved undeveloped reserves are $230.7 million in 2008, $299.7 million in 2009 and $159.7 million in 2010. At the end of this three-year period the Company expects to have evaluated about 53% of the current booked proved undeveloped reserves.

The assumptions used to derive the standardized measure of future net cash flows are those required by accounting standards and do not necessarily reflect the Company's expectations. The usefulness of the standardized measure of future net cash flows is impaired because of the reliance on reserve estimates and production schedules that are inherently imprecise.

Management considers a number of factors when making investment and operating decisions. They include estimates of probable and proved reserves and varying price and cost assumptions considered more representative of a range of anticipated economic conditions.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| Future cash inflows | **$12,704.3** | $ 7,985.1 | $11,791.1 |
| Future production costs | **(2,863.4)** | (2,133.0) | (2,465.8) |
| Future development costs | **(1,232.4)** | (1,026.9) | (725.7) |
| Future income tax expenses | **(2,668.8)** | (1,396.2) | (2,930.3) |
| Future net cash flows | **5,939.7** | 3,429.0 | 5,669.3 |
| 10% annual discount to reflect timing of net cash flows | **(3,105.7)** | (1,861.2) | (2,962.2) |
| Standardized measure of discounted future net cash flows | **$ 2,834.0** | $ 1,567.8 | $ 2,707.1 |

The principal sources of change in the standardized measure of discounted future net cash flows were:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | (in millions) | | |
| Balance at January 1, | **$1,567.8** | $2,707.1 | $1,760.5 |
| Sales of gas and oil produced, net of production costs | **(808.0)** | (683.8) | (490.1) |
| Net changes in prices and production costs | **1,554.6** | (1,994.3) | 1,183.6 |
| Extensions and discoveries, less related costs | **523.6** | 233.1 | 330.4 |
| Revisions of quantity estimates | **470.0** | 269.9 | 113.3 |
| Net purchases and sales of reserves in place | **41.8** | (7.5) | 0.5 |
| Cost to develop proved undeveloped reserves | **125.8** | 109.2 | 116.7 |
| Change in future development | **(214.5)** | (259.6) | (120.3) |
| Accretion of discount | **221.0** | 411.0 | 176.1 |
| Net change in income taxes | **(635.0)** | 760.8 | (440.3) |
| Other | **(13.1)** | 21.9 | 76.7 |
| Net change | **1,266.2** | (1,139.3) | 946.6 |
| Balance at December 31, | **$2,834.0** | $1,567.8 | $2,707.1 |

**Cost-of-Service Activities**

The following information is provided with respect to cost-of-service gas and oil properties managed and developed by Wexpro and governed by the Wexpro Agreement. Information on the standardized measure of future net cash flows has not been included for cost-of-service activities because the operations of and return on investment for such properties are regulated by the Wexpro Agreement.

***Capitalized Costs***

Capitalized costs for cost-of-service gas and oil properties net of the related accumulated depreciation and amortization are shown below.

| | December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | (in millions) | |
| Wexpro | **$434.7** | $353.2 |
| Questar Gas | **12.2** | 13.2 |
| | **$446.9** | $366.4 |

***Costs Incurred***
Costs incurred by Wexpro for cost-of-service gas and oil-producing activities were $110.7 million in 2007, $100.3 million in 2006 and $57.0 million in 2005.

***Results of Operation***
Following are the results of operation of cost-of-service gas and oil-development activities, before corporate overhead and interest expenses:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| | | (in millions) | |
| Revenues | | | |
| From unaffiliated companies | **$ 21.6** | $ 19.7 | $ 21.7 |
| From affiliates[a] | **155.7** | 150.5 | 132.3 |
| Total revenues | **177.3** | 170.2 | 154.0 |
| Production expenses | **41.4** | 50.5 | 50.0 |
| Depreciation and amortization | **31.2** | 33.1 | 26.9 |
| Abandonment and impairment | | | 0.2 |
| Exploration | | | 0.4 |
| Total expenses | **72.6** | 83.6 | 77.5 |
| Revenues less expenses | **104.7** | 86.6 | 76.5 |
| Income taxes | **(35.2)** | (29.6) | (26.8) |
| Results of operation before corporate overhead and interest expense | **$ 69.5** | $ 57.0 | $ 49.7 |

[a]Primarily represents revenues received from Questar Gas pursuant to the Wexpro Agreement.

***Estimated Quantities of Cost-of-Service Proved Gas and Oil Reserves***
Since the gas reserves operated by Wexpro are delivered to Questar Gas at cost-of-service, SEC guidelines with respect to standard economic assumptions are not applicable. The SEC anticipated this potential difficulty and provides that companies may give appropriate recognition to differences arising because of the effect of the ratemaking process. Accordingly, Wexpro uses a minimum-producing rate or maximum well-life limit to determine the ultimate quantity of reserves attributable to each well. The following estimates were made by the Wexpro's reservoir engineers:

| | Natural Gas | Oil and NGL | Natural Gas Equivalents |
|---|---|---|---|
| | (Bcf) | (MMbbl) | (Bcfe)[a] |
| ***Proved Reserves*** | | | |
| Balance at January 1, 2005 | 531.1 | 4.2 | 556.3 |
| Revisions- | | | |
| Previous estimates | (30.8) | (0.1) | (32.2) |
| Pinedale increased-density[b] | 7.8 | | 8.1 |
| Extensions and discoveries | 29.2 | 0.2 | 30.7 |
| Production | (40.0) | (0.4) | (42.4) |

| | | | |
|---|---|---|---|
| Balance at December 31, 2005 | 497.3 | 3.9 | 520.5 |
| Revisions- | | | |
| Previous estimates | 22.3 | (0.1) | 21.5 |
| Pinedale increased-density[b] | 100.0 | 0.8 | 104.6 |
| Extensions and discoveries | 39.8 | 0.2 | 41.3 |
| Production | (38.8) | (0.4) | (40.9) |
| Balance at December 31, 2006 | 620.6 | 4.4 | 647.0 |
| Revisions- | | | |
| Previous estimates | (29.9) | | (30.0) |
| Pinedale increased-density[b] | 24.6 | 0.2 | 25.9 |
| Extensions and discoveries | 35.5 | 0.1 | 36.4 |
| Production | (34.9) | (0.4) | (37.4) |
| **Balance at December 31, 2007** | 615.9 | 4.3 | 641.9 |
| | | | |
| ***Proved-Developed Reserves*** | | | |
| Balance at January 1, 2005 | 409.2 | 3.2 | 428.4 |
| Balance at December 31, 2005 | 406.6 | 3.1 | 425.2 |
| Balance at December 31, 2006 | 440.6 | 2.9 | 458.2 |
| **Balance at December 31, 2007** | **439.4** | **2.9** | **456.9** |

[a]Natural Gas Equivalents – oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil, condensate or NGL to 6,000 cubic feet of natural gas.

[b]The area approved by the WOGCC for 10-acre-density drilling of Lance Pool wells corresponds to the estimated productive limits of the Company's core acreage in the field. The Company will continue to disclose future revisions to proved reserves associated with Pinedale increased-density drilling separately.

QUESTAR CORPORATION

Schedule of Valuation and Qualifying Accounts

| Column A Description | Column B Beginning Balance | Column C Amounts charged to expense | Column D Deductions for accounts written off and other | Column E Ending Balance |
|---|---|---|---|---|
| | | (in millions) | | |
| **Year Ended December 31, 2007** | | | | |
| **Allowance for bad debts** | **$7.8** | **$2.6** | **($4.4)** | **$6.0** |
| **Allowance for notes receivable** | **3.1** | | **(0.3)** | **2.8** |
| Year Ended December 31, 2006 | | | | |
| Allowance for bad debts | 7.7 | 6.1 | (6.0) | 7.8 |
| Allowance for notes receivable | 3.2 | | (0.1) | 3.1 |
| Year Ended December 31, 2005 | | | | |
| Allowance for bad debts | 6.1 | 8.8 | (7.2) | 7.7 |
| Allowance for notes receivable | | 3.2 | | 3.2 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company has not changed its independent auditors or had any disagreement with them concerning accounting matters and financial statement disclosures within the last 24 months.

## ITEM 9A. CONTROLS AND PROCEDURES.

**Evaluation of Disclosure Controls and Procedures.**
The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007. Based on such evaluation, such officers have concluded that, as of December 31, 2007, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company's reports filed or submitted under the Exchange Act. The Company's Chief Executive Officer and Chief Financial Officer also concluded that the controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management including its principal executive and financial officers or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure.

**Changes in Internal Controls.**
There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Management's Assessment of Internal Control Over Financial Reporting**
Questar's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(e). Questar's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* were used to make this assessment. We believe that the Company's internal control over financial reporting as of December 31, 2007, is effective based on those criteria.

The effectiveness of Questar's internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report as follows:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Questar Corporation

We have audited Questar Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Questar Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Questar Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Questar Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Questar Corporation and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Salt Lake City, Utah
February 22, 2008

## ITEM 9B. OTHER INFORMATION.

There is no information to report in this section.

PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE.

The information requested in this item concerning Questar's directors is presented in the Company's definitive Proxy Statement under the section entitled "Election of Directors" and is incorporated herein by reference. A definitive Proxy Statement for Questar's 2008 annual meeting will be filed with the Securities and Exchange Commission.

Information about the Company's executive officers can be found in Item 1 of Part I in this Annual Report.

Information concerning compliance with Section 16(a) of the Exchange Act, is presented in the definitive Proxy Statement for Questar's 2008 annual meeting under the section entitled "Section 16(a) Compliance" and is incorporated herein by reference.

The Company has a Business Ethics and Compliance Policy (Ethics Policy) that applies to all of its directors, officers (including its Chief Executive Officer and Chief Financial Officer) and employees. Questar has posted the Ethics Policy on its web site, www.questar.com. Any waiver of the Ethics Policy for executive officers must be approved only by the Company's Board of Directors. Questar will post on its web site any amendments to or waivers of the Ethics Policy that apply to executive officers.

## ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item will be set forth under the caption "Executive Compensation" in the Proxy Statement, and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information requested in this item for certain beneficial owners is presented in Questar's definitive Proxy Statement for the Company's 2008 annual meeting under the section entitled "Security Ownership, Principal Holders" and is incorporated herein by reference. Similar information concerning the securities ownership of directors and executive officers is presented in the definitive Proxy Statement for the Company's 2008 annual meeting under the section entitled "Security Ownership, Directors and Executive Officers" and is incorporated herein by reference.

Finally, information concerning securities authorized for issuance under the Company's equity compensation plans as of December 31, 2007, is presented in the definitive Proxy Statement for the Company's 2008 Annual Meeting of Shareholders under the section entitled "Equity Compensation Plan Information" and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information requested in this item for related transactions involving the Company's directors and executive officers is presented in the definitive Proxy Statement for Questar's 2008 Annual Meeting of Shareholders under the sections entitled "Information Concerning the Board of Directors" and Certain Relationships – "Executive Officers."

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information requested in this item for principal accountant fees and services is presented in the definitive Proxy Statement for Questar's 2008 Annual Meeting of Shareholders under the section entitled "Audit Committee Report" and is incorporated herein by reference.

PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) and (c) Financial statements and financial statement schedules filed as part of this report are listed in the index included in Item 8 of this report.

(b) Exhibits available in original Form 10-K filed with the Securities and Exchange Commission at www.sec.gov

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of February 2008.

QUESTAR CORPORATION
(Registrant)

By /s/Keith O. Rattie
Keith O. Rattie
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| | |
|---|---|
| /s/ Keith O. Rattie<br>Keith O. Rattie | Chairman, President and<br>Chief Executive Officer<br>(Principal Executive Officer) |
| /s/ S. E. Parks<br>S. E. Parks | Senior Vice President and<br>Chief Financial Officer<br>(Principal Financial and Accounting Officer) |
| * P. S. Baker, Jr. | Director |
| *Teresa Beck | Director |
| *R. D. Cash | Director |
| *L. Richard Flury | Director |
| *J. A. Harmon | Director |
| *Robert E. McKee III | Director |
| *Gary G. Michael | Director |
| *Keith O. Rattie | Director |
| *M. W. Scoggins | Director |
| *Harris H. Simmons | Director |
| *C. B. Stanley | Director |
| *Bruce A. Williamson | Director |
| February 26, 2008 | */s/ Keith O. Rattie<br>Keith O. Rattie, Attorney in Fact |




**QUESTAR CORPORATION**
180 East 100 South
P. O. Box 45433
Salt Lake City, Utah 84145-0433




## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## To Be Held on May 20, 2008

The Annual Meeting of Shareholders of Questar Corporation, a Utah corporation (Questar or the "Company"), will be held at the Westin Tabor Center Hotel, 1672 Lawrence Street, Denver, Colorado, on Tuesday, May 20, 2008, at 8:00 a.m. local time. The purpose of the meeting is to:

1. Elect three directors to serve three-year terms and one director to serve a one-year term;
2. Ratify the selection of Ernst & Young LLP as the Company's auditor;
3. Vote on a shareholder proposal regarding declassifying the Board of Directors; and
4. Act on any other matters that may properly come before the meeting.

Only holders of common stock at the close of business on March 24, 2008, the record date of the Annual Meeting, may vote at the Annual Meeting or any adjournment of it. You may revoke your proxy at any time before it is voted. If you have shares registered in the name of a brokerage firm or trustee and plan to attend the meeting, please obtain a letter, account statement, or other evidence of your beneficial ownership of shares to facilitate your admittance to the meeting. This proxy statement is being provided to shareholders on or about April 9, 2008.

By Order of the
Board of Directors

Abigail L. Jones
Corporate Secretary
Salt Lake City, Utah
April 9, 2008

## YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote over the Internet, as well as by telephone or by mailing a proxy card. Voting via the Internet, by phone or by written proxy will ensure your representation at the Annual Meeting if you do not attend in person. Please review the instructions you received regarding each of these voting options. Voting over the Internet or by telephone is fast and convenient, and your vote is immediately tabulated. By using the Internet or telephone, you help reduce the cost of postage and proxy tabulations.

# QUESTAR CORPORATION PROXY STATEMENT

The Board of Directors of Questar Corporation is soliciting proxies from its shareholders to be used at the Annual Meeting on Tuesday, May 20, 2008. This proxy statement contains information related to the Annual Meeting. At the Annual Meeting, holders of common stock will elect three directors of the Company for three-year terms that expire in May 2011 and one director for a one-year term that expires in May 2009. Shareholders will also vote on whether to ratify Ernst & Young LLP as the Company's auditor and on a shareholder proposal requesting that the Company declassify its Board of Directors. Information concerning the Annual Meeting, and solicitation of proxies for it, is presented in a question-and-answer format.

**Q: What is the Notice of Internet Availability of Proxy Materials that I received in the mail this year instead of a full set of proxy materials?**

A: In accordance with rules recently adopted by the Securities and Exchange Commission (SEC), we may now furnish proxy materials, including this proxy statement and our 2007 Annual Report to Shareholders, by providing access to these documents on the Internet instead of mailing a printed copy of our proxy materials to our shareholders. Based on these changes, most of our shareholders have already received a Notice of Internet Availability of Proxy Materials (the "Notice"), which provides instructions for accessing our proxy materials on a Web site referred to in the Notice or for requesting to receive printed copies of the proxy materials by mail.

If you would like to receive a paper copy of the proxy materials for our 2008 Annual Meeting or for all future meetings, you should follow the instructions for requesting such materials included in the Notice. The delivery options that we have chosen this year will provide our shareholders with the proxy materials, while lowering the cost of the delivery and reducing the environmental impact of printing.

**Q: What am I voting on?**

A: You can cast your votes to elect four nominees for director positions. The nominees for new three-year terms are three incumbent directors: Phillips S. Baker, Jr., L. Richard Flury, and Bruce A. Williamson. The nominee for a one-year term is incumbent director James A. Harmon. You are also being asked to ratify Ernst & Young LLP as the Company's auditor and to vote on a shareholder proposal requesting that the Company declassify its Board of Directors.

**Q: Who can vote?**

A: Shareholders who owned shares as of the close of business on March 24, 2008, may vote at the Annual Meeting. Each holder is entitled to one vote for each share held on such date.

**Q: If I am a shareholder of record, how do I vote?**

A. *You may vote via the Internet.* You may vote by proxy over the Internet by following the instructions provided in the Notice.

*You may vote via the telephone.* You may submit your vote by proxy over the telephone by following the instructions provided with the proxy materials.

*You may vote by mail.* If you received a printed set of the proxy materials, you may submit your vote by completing and returning the separate proxy card in the prepaid and addressed envelope.

*You may vote in person at the meeting.* All shareholders of record may vote in person at the Annual Meeting. Written ballots will be passed out to anyone who wants to vote at the meeting.

**Q: If my shares are held by a broker, bank or other nominee, how do I vote?**

A: If your shares are held in street name by a broker, bank or other nominee, please refer to the instructions provided by that broker, bank or nominee regarding how to vote or how to revoke your voting instructions.

**Q: How will my shares held in street name be voted if I do not provide voting instructions?**

A: New York Stock Exchange (NYSE) rules determine whether proposals presented at shareholder meetings are routine or not. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is not routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when the broker or other entity is unable to vote because the proposal is not routine and the owner does not provide instructions.

Pursuant to NYSE rules, if you are the street-name holder and you do not provide instructions to your broker on Items No. 1 (Election of Directors) or 2 (Ratification of Auditors) below, your broker can vote your shares at its discretion on these matters. If you are a street-name holder and do not provide instructions to your broker on Item No. 3 (Shareholder Proposal), your broker may not vote your shares on this matter.

**Q: Who is soliciting my proxy?**

A: Questar's Board of Directors.

**Q: Who is paying for the solicitation?**

A: The Company is paying for the solicitation of proxies and will reimburse banks, brokers, and other custodians for reasonable charges to forward materials to beneficial holders.

**Q: What constitutes a quorum?**

A: On March 24, 2008, the Company had 173,185,539 shares of common stock issued and outstanding. A majority of the shares, or 86,592,770 shares, constitutes a quorum. Abstentions, withheld votes and broker non-votes are counted for determining whether a quorum is present.

**Q: What vote is required to approve each proposal?**

A: *Election of Directors:* Election of the director nominees named in Item No. 1 requires the affirmative vote of a plurality of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote. The candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named in Item No. 1. Votes may be cast in favor of or withheld with respect to all of the director nominees, or any of them. Abstentions and broker non-votes, if any, will not be counted as having been voted and will have no effect on the outcome of the vote on the election of directors. Shareholders may not cumulate votes in the election of directors.

A: *Ratification of the Company's Auditor:* Ratification of the selection of Ernst & Young LLP as our independent accountants for fiscal year 2008, as specified in Item No. 2, requires that more shares are voted in favor of the proposal than against the proposal. If this selection is not ratified by our shareholders, the Finance & Audit committee may reconsider its recommendation. Abstentions and broker non-votes, if any, will not be considered votes cast and will have no effect on the outcome of this proposal.

A: *Shareholder Proposal Relating to the Declassification of the Board of Directors:* Approval of the shareholder proposal on Board declassification, as specified in Item No. 3, requires that more shares are voted in favor of the proposal than against the proposal. Abstentions and broker non-votes, if any, will not be considered votes cast and will have no effect on the outcome of this proposal.

**Q: Who may attend the Annual Meeting?**

A: Any shareholder of record as of March 24, 2008, may attend. If you own shares through a nominee or trustee, please obtain a letter, account statement, or other evidence of your ownership of shares as of such date.

**Q: How will my vote be handled on other matters?**

A: Questar's Bylaws limit the matters presented at an Annual Meeting to those in the notice, those properly presented by the Board of Directors, and those presented by shareholders so long as the shareholder gives the corporate secretary written notice of the matter at least 90 days but not more than 120 days prior to the anniversary date of the prior year's Annual Meeting. We do not expect any other matter to come before the meeting. If any other matter is presented at the Annual Meeting, your signed proxy gives the named proxies authority to vote your shares at their discretion. (See "Other Matters" below for a detailed discussion of the Company's Bylaw requirements.)

**Q: How do I revoke a proxy?**

A: You may revoke your proxy by submitting a new proxy with a later date, including a proxy given via the Internet or telephone, or by notifying the corporate secretary before the meeting by mail at the address shown on the Notice of Annual Meeting. If you attend the Annual Meeting in person and vote by ballot, any previously submitted proxy will be revoked.

**Q: When are shareholder proposals due for the next Annual Meeting?**

A: To be considered for presentation at the Company's 2009 Annual Meeting and included in the proxy statement pursuant to Rule 14a-8 (17 CFR 240.14a-8), a shareholder proposal must be received at the Company's office no later than December 11, 2008.

## ITEM NO. 1 – ELECTION OF DIRECTORS

The Company's Restated Articles of Incorporation provide for a Board of 13 directors, divided into three classes approximately equal in number, elected to serve three-year terms.

The terms of four directors, Phillips S. Baker, Jr., L. Richard Flury, James A. Harmon and Bruce A. Williamson, expire at this Annual Meeting. Messrs. Baker, Flury and Williamson have been nominated for three-year terms. Mr. Harmon, who has reached retirement age, has been nominated for a one-year term. The Board decided to waive the retirement policy to allow Mr. Harmon to serve for one year due to his continuing active involvement in business, financial and community affairs and his many contributions to the Board of Directors. This nomination will move Mr. Harmon into the group of directors with terms expiring in 2009, making the classes of directors more equal in size, consistent with the Company's Bylaws. Unless you give other instructions for your shares, the proxies will be voted for the nominees.

All of the nominees have advised the Company that they are willing to serve as directors. However, in the event that any nominee is unwilling or unable to serve as a director, those named in the proxy may vote, at their discretion, for any other person.

Biographical information concerning the nominees, and the current directors of the Company whose terms will continue after the Annual Meeting, appears below. Unless otherwise indicated, the nominees have been engaged in the same principal occupation for the past five years. Ages are correct as of the date of the proxy statement.

### NOMINEES (TERMS EXPIRING IN 2011)



Mr. Phillips S. Baker, Jr., age 48, is the president, chief executive officer and a director of Hecla Mining Company. Mr. Baker served as chief financial officer of Hecla from May 2001 to June 2003, and as chief operating officer from November 2001 to May 2003, before being named as chief executive officer in May 2003. He was appointed to serve as a director of Questar effective February 10, 2004.



Mr. L. Richard Flury, age 60, retired as chief executive, Gas and Power for BP plc on December 31, 2001. He had served in that position from January 1999 to his retirement. Prior to working for BP plc and BP Amoco plc, Mr. Flury held a number of key management positions with Amoco Corp., including chief executive for worldwide exploration and production. He was first elected to Questar's Board in May 2002. Mr. Flury also serves as a director of Chicago Bridge and Iron Company, N.V., and Callon Petroleum Company.



Mr. Bruce A. Williamson, age 48, is the chairman, chief executive officer and president of Dynegy Inc. Mr. Williamson was named Dynegy's president and chief executive officer, elected to that company's board of directors in October 2002 and elected chairman by the board of directors in May 2004. Mr. Williamson joined Questar's board of directors in 2006.

### NOMINEE (TERM EXPIRING IN 2009)



Mr. James A. Harmon, age 72, was reappointed to serve as a Questar director in June of 2001 after serving as chairman and president of the Export-Import Bank of the United States. He previously served as a director of the Company from 1976 to 1997. He currently is chairman of a financial advisory firm, Harmon & Co. LLC, and is also chairman of the Caravel Fund (International) Ltd., an emerging-markets fund. Mr. Harmon is also the chairman of the World Resources Institute, a global policy and research institution and a senior advisor to the Rothschild Group. He is a member of the Board of Directors of the School of International and Public Affairs at Columbia University, Africare and the Center for Global Development.

### CONTINUING DIRECTORS (PRESENT TERM EXPIRES IN 2009)



Mr. Keith O. Rattie, age 54, serves as the Company's chairman, president and chief executive officer. He was named president effective February 1, 2001, chief executive officer May 1, 2002, and chairman May 20, 2003. He also serves as a director of Zions First National Bank. He is the past chairman of the Board of the Interstate Natural Gas Association of America.



Mr. M. W. Scoggins, age 60, has served as president of the Colorado School of Mines since June 2006. He retired as executive vice president of ExxonMobil Production Company in April 2004. He held that position from December 1999 until his retirement. He was first appointed to the Questar Board in February 2005. He also serves as a director of Trico Marine Services, Inc. and Venoco, Inc., and is a member of the National Advisory Council of the United States Department of Energy's National Renewable Energy Laboratory.



Mr. Harris H. Simmons, 53, is chairman, president and chief executive officer of Zions Bancorporation and chairman of the Board of Zions First National Bank. Mr. Simmons has served as a director of the Company since 1992. He also serves as a director of O. C. Tanner Company and National Life Holding Company.

**CONTINUING DIRECTORS (PRESENT TERM EXPIRES IN 2010)**



Ms. Teresa Beck, age 53, has served as a director of the Company since 1999. She was president of American Stores from 1998 to 1999, and was American Stores' chief financial officer from 1993 to 1998. She is a director of Lexmark International, Inc. and Amylin Pharmaceuticals, Inc. and a trustee of Intermountain Healthcare, the Nature Conservancy and the Nature Conservancy of Utah. She serves on the University of Utah National Advisory Council and the advisory board for the David Eccles School of Business at the University of Utah.



Mr. R. D. Cash, age 65, served as the Company's chief executive officer from May 1984 to May 2002 and as the Company's chairman of the board from May 1985 to May 2003. Mr. Cash has been a director of the Company since 1977 and also serves as a director of Zions Bancorporation, National Fuel Gas Company, Associated Electric and Gas Insurance Services Limited, and Texas Tech Foundation, Inc.



Mr. Robert E. McKee, III, age 61, was appointed to serve as a director of the Company effective April 1, 2003. He served as a senior oil advisor to the Coalition Provisional Authority and the Iraqi Oil Ministry in Iraq to assist with the rebuilding of its oil industry from September 1, 2003, to March 18, 2004. He retired on March 31, 2003, after 37 years with ConocoPhillips and Conoco, Inc., including 10 years as executive vice president, Exploration and Production (1992-2002). He is a director of Parker Drilling Company and the Post Oak Bank, and a member of the President's Council for the Colorado School of Mines. He is currently serving as chairman of Enventure Global Technology (an expandable tubular technology company).



Mr. Gary G. Michael, age 67, has been a director of the Company since 1994. He served as chairman and chief executive officer of Albertsons, Inc. from February 1991 to April 2001. He served as interim president of the University of Idaho from June 2003 until August 2004. He is a director of Office Max, Inc., Idacorp Inc. and The Clorox Company.



Mr. Charles B. Stanley, age 49, serves as executive vice president and chief operating officer of the Company. He has served as a director of the Company since November 1, 2002. Mr. Stanley has responsibility for the Company's Market Resources business segment, and is the president and chief executive officer of each entity within that group, *i.e.*, Questar Market Resources, Inc., Wexpro Company (exploration and production, cost-of-service properties), Questar Exploration and Production Company (oil and gas exploration and production), Questar Gas Management Company (gas gathering and processing) and Questar Energy Trading Company (wholesale marketing and gas storage). He is a director of Hecla Mining Company; current president and director of the Independent Petroleum Association of Mountain States (IPAMS); and a board member of the American Exploration and Production Council (AXPC). He is a trustee of the American Geologic Institute Foundation and board member of the Utah Wildlife and Conservation Foundation.

# GOVERNANCE INFORMATION

## BOARD COMMITTEES

The Board has standing audit (Finance and Audit), nominating (Governance/Nominating), and compensation (Management Performance) committees that are each comprised solely of independent directors. Each committee has a charter. The charters, along with the Company's Business Ethics Policy and Corporate Governance Guidelines, are available on the Company's Web site (www.questar.com) and in print at the request of any shareholder. The following section contains information about Board Committees.

The table below sets forth members and chairs of the committees.

| Name of Director | Finance/Audit | Management Performance | Governance/ Nominating | Executive |
|---|---|---|---|---|
| P. S. Baker Jr. | X | | X | |
| T. Beck | X[1] | | X | X |
| R. D. Cash | | | | |
| L. Richard Flury | | X[1] | X | X |
| J. A. Harmon | X | X | X[1] | X |
| R. E. McKee III | X | X | X | |
| G. G. Michael | | X | | X[1] |
| K. O. Rattie | | | | X |
| M. W. Scoggins | X | X | | |
| H. H. Simmons | X | | X | X |
| C. B. Stanley | | | | |
| B. A. Williamson | X | | X | |
| Meetings held in 2007 | 8 | 6 | 3 | 0 |

[1]Chair

## THE FINANCE AND AUDIT COMMITTEE

The Finance and Audit Committee reviews auditing, accounting, financial reporting, and internal control functions; appoints the Company's outside auditors; monitors financing requirements, dividend policy, and investor-relations activities; and oversees compliance activities. The Company's common stock is listed on the NYSE and is governed by its listing standards. The Committee has adopted a charter, referred to as a "Statement of Responsibilities," that is available on the Company's Web site at www.questar.com and in print at a shareholder's request. The Company's Board has determined that all members of the Committee meet the independence standards of Section 303.01(B)(2)(a) and (3) of the Rules of the NYSE.

## MANAGEMENT PERFORMANCE COMMITTEE

The Management Performance Committee functions as the Company's compensation committee. The Committee oversees the Company's executive-compensation program and benefit plans and policies; administers the Long-term Stock Incentive Plan, the Long-term Cash Incentive Plan, the Annual Management Incentive Plan and the Annual Management Incentive Plan II; oversees succession planning; and annually reviews the performance of and approves all compensation decisions for officers, with a particular focus on the compensation decisions involving the chief executive officer and other officers listed in the Summary Compensation Table. The Committee submits its compensation decisions for named executive officers to the full Board for ratification. It frequently meets in executive sessions to discuss and determine compensation for officers. The Committee's Statement of Responsibilities is available on the Company's Web site at www.questar.com and in print at a shareholder's request.

The Committee, chaired by Mr. Flury, met six times in 2007. Prior to and during its February meeting, the Committee undertook a comprehensive review of executive performance and compensation to ascertain whether compensation for the Company's officers remains consistent with the objectives and practices described in more detail in the Compensation Discussion and Analysis.

The Committee periodically retains an outside consultant to perform an in-depth analysis of the total compensation paid to each of the Company's officers. In 2006, the Committee decided to retain Hewitt Consulting (Hewitt) as its executive compensation consultant for 2007 compensation. Hewitt reports directly to the Committee and the Committee retains sole authority to retain or dismiss advisors.

In October 2006, the Hewitt representative met with the Committee and presented a report that included market data, initial observations about the Company's compensation design, and qualitative analysis of that design. An executive session followed this presentation. In January 2007, the Hewitt representative met with the Committee to make recommendations about changes to the compensation program. The Committee subsequently met in executive session to discuss the Hewitt recommendations. In February 2007, the representative met with the Committee again, both in regular and executive session, and discussed recommendations about total compensation for all officers. The Committee reviewed the recommendations and determined the final salaries and incentive compensation for each officer. In determining compensation for Mr. Rattie, the Committee reviewed market data provided by Hewitt and discussed, in executive session, Mr. Rattie's performance, the Company's performance and other relevant factors.

The Committee has delegated to its Chair, Mr. Flury, authority to ratify grants of restricted stock for the purpose of retaining key employees, particularly in highly-competitive professional disciplines. The full Committee then reviews them at its next meeting. The Committee also authorized Mr. Rattie to grant restricted stock to new hires up to 25,000 total shares per year and up to 4,000 shares per grant. The delegated authority does not apply to newly hired executive officers. The full Committee then reviews the grants at its next meeting.

## GOVERNANCE/NOMINATING COMMITTEE

The Governance/Nominating Committee, which functions as the Company's nominating committee, is responsible for governance activities, particularly Board and Committee evaluations and committee assignments. All members are independent directors. The Committee is currently chaired by Mr. Harmon, a long-term member of the Board. The Committee's Statement of Responsibilities is available on the Company's Web site at www.questar.com and in print at a shareholder's request. The Statement of Responsibilities defines the criteria for director nominees, including nominees recommended by shareholders and self-nominees. These criteria provide a framework for evaluating all nominees as well as incumbent directors. The key criteria are: experience as a senior officer, (*e.g.*, chief executive officer, president, chief financial officer, of a public company, or extensive experience in finance or accounting); activity in business at least part-time with skills and experience necessary to serve as chair of a board committee; willingness to commit time and energy to service as a director; experience in the Company's lines of business or understanding of the Company's business environment; ability to exercise independent judgment and make analytical inquiries; reputation for integrity and good judgment; and geographical location (residence or business activity) in states where the Company has significant operations.

The Committee will consider shareholder nominations using the criteria listed above. Shareholders interested in submitting the names of candidates who satisfy most, if not all, of the criteria listed above should submit in writing the names and qualifications of the candidate(s) to the Chair of the Governance/Nominating Committee at the Company's address. Nomination letters addressed to the Chair of the Governance/Nominating Committee, at the Company's address, will be forwarded without screening.

## EXECUTIVE COMMITTEE

The Executive Committee acts on behalf of the Board of Directors and handles special assignments. The Committee's Statement of Responsibilities is available on the Company's Web site at www.questar.com and in print at a shareholder's request. The Chairman of the Committee (currently Mr. Michael) must be an independent director and functions as the Company's lead director, presiding over the executive sessions of the non-management directors who meet in regularly-scheduled executive sessions without management. The lead director is selected by the Governance/Nominating Committee, which has established the following criteria to Board members for the lead director:

1. Independence as defined by the New York Stock Exchange;
2. Experience on the Company's Board of Directors;
3. Experience as Chair of the Board's other committees;
4. Willingness to commit time and energy to service as lead director;
5. Experience in the Company's lines of business or understanding of the Company's business environment;
6. Ability to exercise independent judgment and make analytical inquiries; and
7. Integrity and leadership skills.

## INDEPENDENCE OF DIRECTORS

With the exception of Messrs. Rattie and Stanley, all of the Company's directors are independent as defined by the NYSE. The criteria applied by the Company in ascertaining independence are available on its Web site at www.questar.com and in print upon request of a shareholder. The Company takes the view that a director who has a relationship with a company or other entity that purchases gas from Questar Gas Company at regulated rates can still be considered independent. In determining which directors are independent, the Board considered Mr. Cash's service as president and chief executive officer of the Company until May 2002 and as chairman of the board until May 2003. Additionally, the Board considered that during 2007, the Company and its educational foundation contributed $43,100 to the Colorado School of Mines, of which Mr. Scoggins is president, for scholarships and for the Department of Geology.

## COMMUNICATIONS WITH DIRECTORS

Interested parties may communicate with the Board of Directors, including Mr. Gary G. Michael (the lead director) or all non-management directors, by sending a letter in care of the corporate secretary at Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433. The corporate secretary has the authority to discard any solicitations, advertisements, or other inappropriate communications, but will forward any other mail to the named director or group of directors. Any mail that is directed to the full Board will be forwarded to Mr. Rattie as chairman of the board.

## ATTENDANCE AT MEETINGS

The Company's Board of Directors held four regular meetings during 2007; Board Committees held a total of 17 meetings. All directors except Mr. Harmon attended at least 75 percent of the meetings. The Company's directors had an overall attendance percentage of 93 percent. The Company's directors are expected to attend the Company's Annual Meetings. All of the directors attended the Company's 2007 Annual Meeting.

## DIRECTOR RETIREMENT POLICY

In May of 1992, the Board of Directors adopted a retirement policy that permits an outside director to continue serving in such position until the Annual Meeting following his 72nd birthday if still actively engaged in business, financial, and community affairs. The Company does not have a policy limiting the number of terms that any individual director may serve. For the 2008 election, the Board has waived this policy for a one-year period to allow Mr. Harmon to run for a one-year term ending in 2009. In making this decision, the Board considered Mr. Harmon's continuing active involvement in business, financial and community affairs as well as his many contributions to the Board.

## MANAGEMENT PERFORMANCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Management Performance Committee during the 2007 fiscal year were Mr. Flury, Mr. Harmon, Mr. McKee, Mr. Michael and Mr. Scoggins. No member of this Committee was at any time during the 2007 fiscal year or at any other time an officer or employee of the Company. Additionally, no member of this Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. No executive officer of the Company has served on the compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Management Performance Committee during the 2007 fiscal year

## CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

There are no relationships or related-person transactions between the Company and any of its directors or officers that are required to be disclosed pursuant to federal securities laws. The Company requires all executive officers and directors to report to the vice president, compliance, any event or anticipated event that might qualify as a related-person transaction pursuant to Section 404(b) of Regulation S-K. The vice president, compliance then reports those transactions to the Board. The Company also collects information from questionnaires sent to officers and directors early each year that would reveal related-person transactions. If a report or questionnaire shows a potential related-person transaction, it will be investigated in accordance with the Company's Business Ethics and Compliance Policy. The Company's Finance and Audit Committee will review pending and ongoing transactions to determine whether they conflict with the best interests of the Company, impact a director's independence or conflict with the Company's Business Ethics and Compliance Policy. If a related-person transaction is completed, the Committee will determine whether rescission of the transaction, disciplinary action or reevaluation of a director's independence is required.

## SECURITY OWNERSHIP, DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the shares of stock beneficially owned by each of the directors, each nominee, and each named executive officer and all directors and executive officers as a group as of February 29, 2008 (unless otherwise indicated). Except as noted, each person has sole voting and investment power over the shares shown in the table.

Amount and Nature of Common Stock Beneficially Owned:

| | Number of Shares Owned | Right to Acquire[1] | Percent of Class[2] | Phantom Stock Units[3] |
|---|---|---|---|---|
| Alan K. Allred[4,5,6] | 98,745 | 188,568 | 0.16% | 4,164 |
| Phillips S. Baker, Jr.[5] | 9,597 | 0 | * | 0 |
| Teresa Beck[5] | 4,046 | 52,400 | * | 28,265 |
| R. Allan Bradley[4,5] | 32,561 | 75,000 | * | 6,822 |
| R. D. Cash[5,6] | 798,171 | 484,790 | 0.74% | 6,035 |
| L. Richard Flury | 4,000 | 14,000 | * | 18,053 |
| James A. Harmon[5,6] | 128,303 | 26,800 | * | 12,241 |
| Robert E. McKee, III[5,7] | 5,933 | 14,000 | * | 12,429 |
| Gary G. Michael | 26,000 | 0 | * | 50,738 |
| S. E. Parks[4,5,6] | 241,622 | 422,200 | 0.38% | 11,829 |
| Keith O. Rattie[4,5,6,8] | 230,697 | 880,000 | 0.64% | 33,953 |
| M. W. Scoggins | 7,700 | 0 | * | 11,756 |
| Harris H. Simmons | 108,800 | 87,600 | 0.11% | 58,056 |
| Charles B. Stanley[4,5,6] | 99,493 | 434,000 | 0.31% | 16,643 |
| Bruce A. Williamson | 4,000 | 0 | * | 6,872 |
| All directors and executive officers | 1,910,187 | 2,732,156 | 2.68% | 280,225 |

(17 individuals including those listed above)

[1]Indicates shares that can be acquired by exercising stock options within 60 days of February 29, 2008.

[2]Unless otherwise listed, the percentage of shares owned is less than .10%. (The percentages do not include phantom stock units.) The percentages of beneficial ownership have been calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

[3]Phantom stock units are held through the various deferred compensation plans available to the Company's directors and officers. Although these plans only permit such units to be paid in the form of cash, investment in such units represent the same investment in the performance of the Company's common stock as investment in actual shares of common stock.

[4]The Company's executive officers have shares held for their accounts in the 401(k) Plan. The number of shares opposite each of their names includes equivalent shares of stock through such Plan as of February 29, 2008, as follows: Mr. Rattie, 2,453 shares; Mr. Stanley, 7,663 shares; Mr. Parks, 48,236 shares; Mr. Allred, 44,932 shares; and Mr. Bradley, 14 shares.

[5]The number of shares includes shares of unvested restricted stock as of February 29, 2008 as follows: Mr. Rattie, 90,666 shares; Mr. Stanley, 78,000 shares; Mr. Allred, 17,132 shares; Mr. Parks, 20,998 shares; Mr. Bradley, 22,832 shares; Mr. Baker, 5,388 shares; Mr. Cash: 5,388 shares; Ms. Beck, 866 shares; Mr. Harmon, 4,722 shares and Mr. McKee, 866 shares. They receive dividends and have voting powers for the shares but cannot dispose of them until they vest.

[6]Of the total shares reported for Mr. Cash, 123,966 shares are owned by his family's private foundation. Mr. Harmon also has 4,000 shares which are owned by his family's private foundation for which he has voting and investment power. Mr. Allred owns his record shares with his spouse. Some of Messrs. Rattie's and Parks' record shares are owned jointly with their spouses. All of the vested shares listed for Mr. Stanley are held in the CJ Trust of which he and his wife are trustees.

[7]Two hundred shares of common stock are held in the name of the McKee Family Trust.

[8]Mr. Rattie is the chairman of the Board of Trustees of the Questar Corporation Educational Foundation, the Questar Corporation Arts Foundation, and the Questar Corporation Native American Scholarship Foundation, three nonprofit corporations that own an aggregate of 141,608 shares of the Company's common stock as of February 29, 2008. As chairman, Mr. Rattie has voting power for such shares, but disclaims any beneficial ownership of the shares. The shares are not included in the total opposite his name.

## SECURITY OWNERSHIP - PRINCIPAL HOLDERS

The Company knows of no person or entity that beneficially owns at least five percent of its common stock.

## EQUITY COMPENSATION PLAN INFORMATION

The following information is accurate as of December 31, 2007:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 4,628,601 | $15.42 | 10,222,228 |
| Equity compensation plans not approved by security holders | 0 | 0 | 0 |
| **Total** | **4,628,601** | **$15.42** | **10,222,228** |

## EXECUTIVE COMPENSATION

## COMPENSATION DISCUSSION AND ANALYSIS

### OBJECTIVES

The Company's executive compensation program is designed to:

- Attract, motivate, and retain the management talent required to achieve Company objectives;
- Focus management efforts on both short-term and long-term drivers of shareholder value;
- Tie a significant portion of executive compensation to Company long-term stock-price performance and thus shareholder returns; and
- Foster a results-oriented culture while enhancing the Company's reputation for ethics and integrity.

### COMPONENTS

Compensation for named executive officers is comprised of the following components:

- Base salary;
- Annual Management Incentive Plan (AMIP) or Annual Management Incentive Plan II (AMIP II);
- Long-term Cash Incentive Plan (LTCIP);
- Restricted stock and/or stock option grants under the Long-term Stock Incentive Plan (LTSIP); and
- Employee benefits, including retirement, health and welfare benefits.

### COMPENSATION PHILOSOPHY & ROLE OF MANAGEMENT PERFORMANCE COMMITTEE

To attract, motivate and retain the executive talent required to achieve corporate objectives, the Company believes it must offer its key executives a competitive compensation package comprised of both short-term and long-term components. The short-term component includes annual base salary plus an annual cash-bonus opportunity (AMIP or AMIP II) that is at risk and tied to specific pre-defined performance targets. The long-term component consists of the LTCIP, a cash plan that ties bonus opportunity to the Company's total shareholder return over a three-year period compared to an industry peer group selected by the Committee at the start of the period, and LTSIP, a stock incentive plan that encourages retention through meaningful forfeitable stock and option grants and aligns compensation with shareholder interests. To ensure that executive compensation remains consistent with the Company's objectives, the Management Performance Committee (Committee) of the Board of Directors routinely:

- Retains independent compensation consultants to: (a) review, critique and propose changes in compensation practice when necessary to maintain alignment with the above-listed objectives; (b) conduct and analyze market surveys; and (c) provide input on compensation actions for the Company's top officers;
- Reviews and approves AMIP and AMIP II participants, objectives and performance targets for each major business unit;
- Reviews the Company's consolidated financial results and the financial and operating results of the Company's major business units;
- Evaluates the individual performance of the named executive officers; and
- Develops and approves annual and long-term compensation for the Company's executive officers.

The Committee references the market 50th percentile for total compensation for each named executive officer, along with the range of compensation observed among the Company's peers. The Committee defines total compensation as: base salary + AMIP II (or AMIP) target + LTCIP target + value of restricted stock and/or stock options (Equity Awards). The intent is to ensure that each executive's compensation remains competitive within the relevant segment of the natural gas industry, relative to individual factors such as the officer's experience and expertise. In addition to market-survey data, the Committee considers job performance, responsibilities, and advancement potential when setting compensation for each of the named executive officers.

## HOW THE COMPANY DEFINES THE MARKET FOR NAMED EXECUTIVES

The Company operates in four major segments of the natural gas industry: (a) exploration and production (E&P); (b) gas gathering and processing; (c) interstate natural gas pipelines; and (d) retail gas distribution. At any given time, the competitive environment for executive compensation may be significantly different in each of these four major segments. In 2007, when setting compensation for each key executive, the Committee, with advice from Hewitt, defined the relevant peer group for that executive. For example, because they have responsibilities for all business units, the peer groups for Messrs. Rattie and Parks include companies in all major segments of the natural gas industry. The peer group for Mr. Stanley includes predominantly E&P companies because he is the chief executive officer of Market Resources, which conducts the Company's E&P activities. In recent years, the competition for executive talent in the E&P segment of the industry has been intense, resulting in a rapid increase in total compensation for E&P executives. Messrs. Allred and Bradley's peer groups consist of natural gas utility companies and interstate pipeline companies. The Committee considers the relative size of companies in the industry peer group in its evaluation of market data. The Committee also compares its officer compensation to "general-industry peers," a group of companies, selected by Hewitt, in other industries with median revenue similar to Questar.

## INDUSTRY PEER COMPANIES – CORPORATE PEER, E&P AND GAS AND PIPELINE GROUPS

To arrive at an estimate of the market 50th percentile, the Committee designated all of the companies listed below as peers for Messrs. Rattie and Parks. The Committee defined all of the companies listed as (1) to be peers for Mr. Stanley. The Committee determined that all companies listed as (2) would be peers for Messrs. Allred and Bradley.

AGL Resources (2)
Cabot Oil & Gas Corporation (1)
Cimarex Energy Company (1)
CMS Energy Corporation (2)
Dominion Resources, Inc. (2)
El Paso Corporation (2)
EOG Resources, Inc. (1)
Forest Oil Corporation (1)
Great Plains Energy (2)
Newfield Exploration Company (1)
NiSource, Inc. (2)
Noble Energy, Inc. (1)
ONEOK Inc (2)
Peoples Energy Corporation (2)
Pioneer Natural Resources Company (1)
Plains Exploration & Production Company (1)
SCANA Corporation (2)
Southern Union (2)
Southwestern Energy Company (1)
The Williams Companies (1, 2)

In arriving at the 50th percentile for Mr. Bradley, the Committee also considered the compensation for pipeline subsidiary executives at Centerpoint Energy Inc., Enbridge Inc., Spectra Energy Corp. and TransCanada Corp. For Mr. Allred, the Committee also considered the compensation for the heads of utility units at Equitable Resources Inc. and Atmos Energy Corp.

**Peer Companies – General Industry**
These companies were selected by Hewitt and have median revenue similar to Questar's.

ABM Industries, Inc.
Borg Warner, Inc.
Chicago Bridge & Iron Company
Del Monte Foods Company
Ecolab, Inc.
Goodrich Corporation
Martin Marietta Materials, Inc.
McCormick & Company, Inc.
Molson Coors Brewing Company
The Scotts Miracle-Gro Company
Vulcan Materials Company
W. R. Grace & Co.

The Committee sets annual base salary, AMIP or AMIP II target, LTCIP target and Equity Awards for all key executives. Hewitt and the Human Resources Department assist the Committee in the collection and analysis of peer-company data. Mr. Rattie has input into the compensation for all named executive officers except himself.

## BASE SALARIES

The Committee establishes base salaries for executives by considering their scope of responsibilities, performance, and competitive market compensation paid by other companies in the executive's peer group. The Committee reviews base salaries for the Company's named executive officers on at least an annual basis. When setting salaries, the Committee considers an estimate of the market 50th percentile for the executive's relevant peer group, along with individual factors and internal comparisons with other Company officers in comparable roles. The Committee uses proxy data and information provided by Hewitt to obtain information about the base salaries paid by peers. In 2007, the average base salary increase for named executive officers was 7.1%.

## INCENTIVE COMPENSATION

The Company's named executive officers participate in either AMIP or AMIP II (AMIP II was approved by shareholders in 2005 and applies to those officers covered by Internal Revenue Code Section 162(m)) and the LTCIP (approved by shareholders in 2004). Those officers also receive Equity Awards pursuant to the LTSIP (approved by shareholders in 2001). The Committee intends to put a substantial portion of each officer's compensation at risk. AMIP and AMIP II payouts are tied to annual financial and operating goals set by the Board at the beginning of the plan year. LTCIP payouts are tied to total shareholder returns relative to a pre-set group of peer companies over a three-year period. The intent is to incentivize participating executives to focus on longer-term stock-price appreciation. AMIP, AMIP II and LTCIP are cash plans that can award amounts from zero to a predetermined maximum depending on the Company's results. The Committee believes that its approach effectively aligns the executive officers' interests with shareholder interests.

## AMIP AND AMIP II

Under AMIP and AMIP II, the Company sets separate performance targets for each major business unit. These business-unit targets are tied to key consolidated financial and operating goals. Each year, the Committee reviews and approves the specific annual performance targets for the Company as a whole, and for each major subsidiary. The performance targets are set at the beginning of each year after a review of that year's budget and the prior-year actual results. Targets are generally higher than results for the prior year and expectations for the current year. For example, the Company earned $2.54[1] per diluted share in 2006. After reviewing management's 2007 business plan, the Committee set the 2007 target at $2.675[1] per diluted share.

## 2007 PERFORMANCE COMPONENTS AND TARGETS FOR BOTH AMIP AND AMIP II

| Questar Market Resources | Target |
|---|---|
| Questar Corporation earnings per share | $2.675[1] |
| Business unit net income total[2] (millions) | $401 |
| Questar Exploration and Production production volumes (Bcfe) | 135 |
| Questar Exploration and Production rate of depletion, depreciation and amortization – 3-year average rate | 1.48 |
| **Questar Pipeline** | **Target** |
| Questar Corporation earnings per share | $2.675[1] |
| Questar Pipeline net income (millions) | $40.5 |
| Operating & maintenance expenses per Dth of contract demand | $22.30 |
| Achievement of specific strategies and operational initiatives (*e.g.* Southern System Expansion II ready for service 1/1/08) | 3 of 5 affirmative answers |
| **Questar Gas** | **Target** |
| Questar Corporation earnings per share | $2.675[1] |
| Questar Gas net income (millions) | $37.5 |
| Questar Gas customer satisfaction (1-7 scale) | 6 |
| Questar Gas annual operating and maintenance expenses per customer | $137.00 |

[1]Because of a 2007 two-for-one stock split, this number was adjusted.

[2]"Questar Market Resources net income" was indexed to commodity prices of $6.52 per Mcf for gas and $52.04 per bbl for oil, the then-current market price for natural gas and oil on the date the Committee approved the annual incentive plan goals.

Each year, Mr. Rattie's AMIP II and Mr. Parks' AMIP payouts are based 50% on the results for Questar Market Resources and 25% each on the results for Questar Pipeline and Questar Gas. Mr. Stanley's AMIP II payout is based on the results for Questar Market Resources. Mr. Allred's AMIP II payout is based on the results for Questar Gas. Mr. Bradley's AMIP II payout is based on the results for Questar Pipeline.

The Company calculates an overall payout factor, which can range from zero to 200% based on each unit's actual results compared to the measures. Each officer's target bonus is multiplied by the respective payout factor to determine the payment. The maximum cash payment to any officer under the terms of AMIP II is capped at $1 million for fiscal years 2005 through 2008 and $1.5 million for fiscal years 2009 and later. This limit had the effect of capping Mr. Rattie's maximum AMIP II bonus for 2007 at 125% of target and will similarly cap his bonus at 111% of target for 2008. The limit will have the effect of capping Mr. Stanley's bonus at 184% of target in 2008. Each officer's target bonus is a percentage of his annual base salary in effect at the time the target bonus is approved. The Committee, in its sole discretion, can reduce the cash award otherwise payable to an officer. Neither the Committee nor the Company may increase the cash award otherwise payable under the AMIP or AMIP II formula.

The 2007 AMIP or AMIP II targets were as follows for the named executive officers:

- Mr. Rattie 100%
- Mr. Parks 60%
- Mr. Stanley 85%*
- Mr. Allred 60%
- Mr. Bradley 60%

*This percentage includes the Market Resources Employee Incentive Plan (Market Resources EIP) which applies a 12.5% target. The Market Resources EIP applies to all employees (except those classified as temporary or occasional part-time) who work for Market Resources subsidiaries and are scheduled to work at least 20 hours per week.

In 2007, the Company and its subsidiaries met or exceeded all of the AMIP/AMIP II measures except Questar Gas net income – the target was $37.5 million and the actual result was $37.427 million.

## LONG-TERM CASH INCENTIVE PLAN

The LTCIP ties compensation for key executives to total shareholder return relative to a mix of peer companies over a longer-term (three-year) performance period. Payouts from the LTCIP increase or decrease based upon the Company's total shareholder return as compared with a group of peer companies. The peer group includes a mix of E&P, pipeline, utility and integrated companies as set forth below.

To determine the payout under the LTCIP, the Company first determines its rank relative to the peer group. The rank is calculated at the end of the three-year performance period. The Company calculates total shareholder return by adding the change in stock price over the period to the dividends paid per share over the period and dividing this sum by the stock price at the beginning of the plan period. In 2007, the Committee modified the Plan design to include a stock-appreciation multiplier in the calculation for performance periods beginning in January 2007 and later. This multiplier is the ending stock price divided by $41.525. The ending stock price is the simple average Company stock price for each trading day in December of the performance period's third year. The maximum payment under the LTCIP for any performance period is capped at $1.5 million.

The calculation is as follows:

Target Award x Total Shareholder Return Rank Multiplier x Stock Appreciation Multiplier = LTCIP Payout

For the 2005–2007 and 2006–2008 performance periods, to determine the payout under the LTCIP the Company first determines its rank relative to the peer group. The rank is calculated by averaging the annual total shareholder return for each of the three years in the performance period. The annual total shareholder return is derived by adding the annual change in stock price to the annual dividend per share and dividing this sum by the stock price at the beginning of the year. The year-end stock price is the simple average of the daily closing price of the Company's stock during the month of December. The Company's average annual return is determined by adding the annual return for each of the three years and dividing by three. The Company's average annual return is then ranked compared to the average annual returns for the peer group. The payout to plan participants is based on the ranking. Participants earn the maximum bonus if the Company has the highest average annual shareholder return of its peer group. Participants earn the target bonus if the Company's average annual shareholder return ranks at the midpoint of the peer group. If the Company's average annual shareholder return for the performance period places it in the bottom third of the group, no bonus would be paid under the LTCIP.

For the 2005-2007 performance period, the Committee based the payout on the Company's rank compared to those companies indicated by an asterisk in the group listed below. People's Energy Company, Vintage Petroleum, Inc. and Western Gas Resources Inc. were originally part of this group; all of them subsequently ceased to be publicly traded. In 2007, the Committee modified the LTCIP based on its review and recommendations from Hewitt. The list of peer companies was expanded in 2007 to include more E&P companies, reflecting the Company's strategic intent to grow primarily by reinvestment in its E&P businesses.

The Committee approved the following peer companies for the LTCIP in February 2007:

- Cabot Oil and Gas Company*
- Chesapeake Energy Corporation
- Devon Energy Corporation*
- El Paso Corporation*
- Energen Corporation*
- EOG Resources, Inc.*
- Equitable Resources, Inc.*
- Forest Oil Corporation*
- National Fuel Gas Company*
- Newfield Exploration Company
- Noble Energy, Inc.
- Northwest Natural Gas Company
- ONEOK, Inc.*
- Plains Exploration & Production Company
- St. Mary Land & Exploration Company
- Southwestern Energy Company*
- Ultra Petroleum Corporation
- Williams Companies, Inc.*

This list is not identical to the peer list used for total compensation shown earlier in this proxy statement. This difference reflects the need to use only one peer group for all officers under the LTCIP, versus the more tailored and longer total compensation list.

There are currently three outstanding performance periods: 2006 through 2008, 2007 through 2009 and 2008 through 2010. The Company made payments under the LTCIP to the named executive officers for the 2005-2007 period in February 2008, and the amounts are reflected in the Summary Compensation Table, along with amounts paid under AMIP or AMIP II in column (g). For the three-year performance period ending December 31, 2007, the Company's three-year average total shareholder return was 34.86%, which ranked sixth out of the original 16 companies. Three of the peer companies are no longer publicly traded. The calculated payout for the performance period was 157.14% of the target. The payout calculation, which was set at the time the Committee approved the 2005-2007 LTCIP, is based on an assumption that the companies that ceased to be publicly traded during the period ranked at the bottom of the list.

## EQUITY AWARDS

The Company's Long-term Stock Incentive Plan (LTSIP) is intended (1) to retain key executives and (2) to ensure that executive officers have a significant incentive to manage the Company with the intent to maximize long-term shareholder returns. The value of the grant to each executive is tied to the Committee's estimate of the market 50th percentile, adjusted to take into account performance and retention considerations.

The Company's primary equity incentive vehicle is restricted stock. On occasion, the Committee has granted and will continue to grant stock options to key executives. In 2007, the Committee granted stock options to Messrs. Rattie and Stanley, due to the competitive nature of the market for their positions and their comparatively short tenure with the Company. The Committee recommended and the Board approved the restricted stock and option grants shown in the Summary Compensation table.

For awards granted in 2007, the vesting schedule of the restricted stock grants for Messrs. Rattie and Stanley is over a five-year period, starting two years after the date of grant with one third of the shares vesting in each of the remaining three years. For the other named executives, the 2007 grants vest over a four-year period, starting one year after the date of grant with one third of the shares vesting in each of the remaining three years. These shares do not automatically vest upon retirement. However, the Committee may amend an agreement to allow for accelerated vesting of restricted stock grants.

The Company typically makes annual equity grants in February. The Committee did not consider or approve any equity grants for named executive officers in 2007 other than in February. The Company does not backdate stock options or alter the exercise price after the grant date. As set forth in the LTSIP, the Board sets the option price at the time the option is granted, and that price cannot be less than the closing price of the Company's common stock on the date of grant. The Committee recommends option grants and the full Board ratifies those grants.

The Committee established stock-ownership guidelines for officers that are a multiple of the individual officer's base salary. Under the guidelines, all named executive officers are required to own shares having a value of at least three times their annual base salary and, in Mr. Rattie's case, eight times his base salary. These guidelines are intended to align the officers' interests with those of shareholders, while allowing executive officers some opportunity to diversify their holdings. Phantom stock units attributable to an officer's deferred compensation are counted toward the total. All of the named executive officers own shares in excess of these guidelines.

The Company's Insider Trading Policy prohibits executive officers from short sales, selling options or derivatives covering the Company's securities, and other similar transactions.

## EXECUTIVE SEVERANCE COMPENSATION PLAN

The named executive officers participate in the Company's Executive Severance Compensation Plan, which provides for benefits upon qualifying terminations of employment occurring on or following a change in control of the Company. The Company and the Committee believe that this plan helps ensure that the Company attracts and retains the executive talent needed to achieve corporate objectives, particularly assuring that executives direct their attention to their duties, acting in the best interests of the shareholders, notwithstanding the possibility of a change in control. This plan is described, and estimates of payments to the named executives as of December 31, 2007, are set forth in the section entitled "Potential Payments upon Termination."

## EMPLOYMENT CONTRACTS

The Company entered into employment agreements with Messrs. Rattie and Stanley when they joined the Company in 2001 and 2002 respectively. None of the other named executive officers has an employment contract.

Mr. Rattie signed a new employment contract with the Company effective February 1, 2004, to replace the contract that he originally signed when he joined the Company in 2001. The current contract is on file with the SEC's EDGAR system as Exhibit 10.15 to the Company's 2003 Annual Report on Form 10-K and an amendment is filed as Exhibit 10.21 to an 8-K filed on May 18, 2005. The contract establishes Mr. Rattie's three-year employment period, which originally expired February 1, 2007, but was automatically extended. It also sets forth various termination scenarios (death or disability, cause, without cause, and by the executive) and the methods of calculating the amounts due to Mr. Rattie under each of those scenarios. The contract includes certain restrictive covenants such as non-solicitation of employees and confidentiality that apply upon termination.

The Company's current agreement with Mr. Stanley became effective on February 1, 2004, and replaced the one he signed on February 1, 2002. It is on file with the SEC's EDGAR system as Exhibit 10.16 to the Company's 2003 Annual Report on Form 10-K and an amendment is filed as Exhibit 10.22 to an 8-K filed on May 18, 2005. Its terms are identical to Mr. Rattie's contract except for the amount of compensation and Mr. Stanley's contract specifically limits him to receiving the higher of any payment received under the Company's Executive Severance Plan, or under his employment contract in the event of a change in control, but not both.

The amounts due to both officers under various termination scenarios, calculated as of December 31, 2007, are set forth in the section entitled "Potential Payments upon Termination."

## QUALIFIED RETIREMENT PLANS

The Company maintains both a defined-contribution retirement plan (the 401(k) Plan) and a defined-benefit retirement plan (the Pension Plan). The named executive officers participate in both of these plans. These plans are described in the narrative to the "Retirement Plans" section. Mr. Bradley is not yet vested in the Pension Plan.

## OTHER BENEFITS

The named executive officers also receive or have the opportunity to participate in other benefit plans offered by the Company to most of its employees. These benefits include medical and dental coverage; participation in a cafeteria plan (which includes flexible health-care spending account and dependent-care spending account features); basic life insurance paid by the employer (providing one-times base salary); supplemental life insurance (up to four-times base salary, but not to exceed $750,000); business-travel accident insurance; catastrophe accident insurance; participation in a long-term disability plan; and the employee-assistance program. The executive officers also receive paid time off, holidays, and are eligible to participate in the Company's short-term disability program, which provides benefits (such as continued salary payments) for leave up to 16 weeks due to the employee's serious health condition.

## NONQUALIFIED DEFERRED COMPENSATION PLANS

The Company allows the named executive officers, along with other certain key employees, to defer the receipt of compensation under the Deferred Compensation Wrap Plan (Wrap Plan). The Company and the Committee believe that a deferred compensation program is necessary for hiring and retention purposes. The Wrap Plan includes both a deferred compensation program and a 401(k) supplemental program. The deferred compensation program of the Wrap Plan allows officers and certain key employees to defer a portion of their base salaries and bonuses until termination, death or disability. Most of the deferred amounts may be treated either as if invested in Company stock or as if invested in ten-year U.S. Treasury notes. A specified percentage of amounts deferred also receive a company matching contribution, which is treated as if invested in Company stock. The 401(k) supplemental program of the Wrap Plan allows officers and certain key employees whose compensation has reached the IRS-imposed limit ($225,000 in 2007) to continue to defer 6% of their salary in excess of this limit and to receive a Company match on this deferred amount as if that amount had been invested in the 401(k) Plan. The amounts deferred in this program and the Company match are treated as if invested in Company stock.

The named executive officers also participate in the Supplemental Executive Retirement Plan (SERP), a non-qualified plan, which allows for the receipt and deferral of retirement benefits once the named executive officer's compensation has reached the IRS-imposed limit ($225,000 in 2007) and his or her compensation above the limit cannot be taken into account in determining the qualified pension benefits. The SERP is described in more detail under the Retirement Plan section of the Compensation Tables.

## PERQUISITES

The Company limits the perquisites granted to officers and does not reimburse officers for: cars, country-club memberships, supplemental welfare benefit plans, executive dining-room service, or personal use of the Company's airplane. The Company will reimburse officers for up to 70% of costs associated with tax preparation and other personal financial advice up to a cap of $3,000 per year (*i.e.*, a maximum reimbursement of $2,100). During the calendar year of an officer's retirement, the limit is increased to 70% of cost up to a cap of $6,000 (*i.e.*, a maximum reimbursement of $4,200 in the year of retirement).

## TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code precludes the Company from deducting compensation paid in excess of $1 million per year to any executive officer listed in the Summary Compensation Table except the chief financial officer. Performance-based compensation, however, is not subject to this deductibility limit. When structuring the compensation paid to the Company's named executives, the Committee considers the provisions of this federal tax rule. The Committee has in the past awarded, and may in the future award, compensation that is not deductible if, in the Committee's judgment, doing so is necessary to achieve an appropriate compensation structure.

## COMPENSATION TABLES

## SUMMARY COMPENSATION TABLE

The following table includes information about compensation for the fiscal years 2006 and 2007, for the chief executive officer, chief financial officer and the three other highest-paid executive officers of the Company.

| Name and Principal Position | Year | Salary ($) | Stock Awards ($) [1] | Option Awards ($) [1] | Non-Equity Incentive Plan Compensation ($) [2] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (e) | (f) | (g) | (h) | (i) | (j) |
| Keith O. Rattie chairman of the Board, president & chief executive officer | 2007 | 783,333 | 770,829 | 791,473 | 1,628,560 | 270,456 | 18,692 | 4,263,343 |
| | 2006 | 687,500 | 716,097 | 600,877 | 1,533,320 | 395,447 | 81,262 | 4,014,503 |
| Stephen E. Parks senior vice president & chief financial officer | 2007 | 318,333 | 165,559 | 0 | 476,895 | 179,569 | 17,154 | 1,157,510 |
| | 2006 | 308,333 | 233,430 | 17,234 | 395,660 | 450,947 | 26,966 | 1,432,570 |
| Charles B. Stanley executive vice president & chief operating officer | 2007 | 620,000 | 587,262 | 719,838 | 1,548,972[3] | 148,929 | 13,700 | 3,638,701 |
| | 2006 | 558,333 | 501,627 | 573,948 | 1,305,781 | 204,614 | 56,334 | 3,200,637 |
| Alan K. Allred executive vice president | 2007 | 318,333 | 165,559 | 0 | 472,020 | 272,703 | 11,000 | 1,239,615 |
| | 2006 | 305,950 | 258,252 | 25,133 | 416,205 | 475,054 | 26,396 | 1,506,990 |
| R. Allan Bradley senior vice president | 2007 | 262,500 | 260,167 | 90,464 | 318,000 | 65,444[6] | 11,000 | 1,007,575 |
| | 2006 | 244,167 | 257,742 | 210,788 | 207,500 | 74,036[6] | 18,295 | 938,492 |

[1]The stock and option award values consist of the SFAS 123R expense recognized for all unvested share-based compensation. See Note 3 to the consolidated financial statements included in Item 8 of Part II of the Company's 2007 Form 10-K.

[2]Non-equity incentive plan compensation includes payments earned under AMIP or AMIP II for the 2007 performance period and payments earned under the LTCIP for the three-year performance period ending December 31, 2007. Both programs resulted in payments in February 2008.

[3]Mr. Stanley received a payment in February 2008 of $135,942 under the terms of the 2007 Market Resources Employee Incentive Plan.

[4]The amounts in Column (h) represent the actuarial increase in the present value of the named executive officer's benefits under the pension plan and the Supplemental Executive Retirement Plan. These estimates are determined using interest-rate and mortality-rate assumptions consistent with those used in the Company's 2007 Form 10-K.

[5]List of items included in Column (i) of Summary Compensation Table:

| | 401(k) Employer Match ($) | 401(k) Employer Non-Matching Contribution ($) | Paid Time Off Sold ($) | Total |
|---|---|---|---|---|
| Keith O. Rattie | 10,800 | 200 | 7,692 | 18,692 |
| Stephen E. Parks | 10,800 | 200 | 6,154 | 17,154 |
| Charles B. Stanley | 13,500 | 200 | | 13,700 |
| Alan K. Allred | 10,800 | 200 | | 11,000 |
| R. Allan Bradley | 10,800 | 200 | | 11,000 |

[6]Mr. Bradley is not yet vested in the Company's Pension Plan.

## GRANTS OF PLAN-BASED AWARDS FOR 2007

This table shows the plan-based awards granted to named executives during 2007. For non-equity incentive plans, it sets forth the ranges of possible awards. For stock awards, the table shows the number of shares or option shares granted and the grant date fair values of those awards.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Under-Lying Options (#) | Exercise or Base Price of Option Awards ($/sh) | Grant Date Fair Value of Stock & Option Awards ($) |
|---|---|---|---|---|---|---|---|---|
| | | Threshold[1] ($) | Target ($) | Maximum ($) | | | | |
| (a) | (b) | (c) | (d) | (e) | (i) | (j) | (k) | (l) |
| Keith O. Rattie | 02/13/07[1,2] | 100,000 | 400,000 | 1,200,000 | 0 | 0 | 0 | 0 |
| | 02/13/07 | 0 | 0 | 0 | 0 | 80,000 | 41.08 | 3,286,000 |
| | 02/13/07[1,3] | 20,000 | 800,000 | 1,000,000 | 0 | 0 | 0 | 0 |
| | 02/13/07 | 0 | 0 | 0 | 20,000 | 0 | 41.08 | 821,500 |
| Stephen E. Parks | 02/13/07[1,2] | 60,000 | 240,000 | 720,000 | 0 | 0 | 0 | 0 |
| | 02/13/07[1,3] | 4,800 | 192,000 | 384,000 | 0 | 0 | 0 | 0 |
| | 02/13/07 | | 0 | | 4,000 | 0 | 41.08 | 164,300 |
| Charles B. Stanley | 02/13/07[1,2] | 75,000 | 300,000 | 900,000 | 0 | 0 | 0 | 0 |
| | 02/13/07[1,3] | 22,475 | 449,500 | 899,000 | 0 | 0 | 0 | 0 |
| | 02/13/07[4] | 6,200 | 77,500 | 155,000 | 0 | 0 | 0 | 0 |
| | 02/13/07 | | | | 16,000 | 0 | 41.08 | 657,200 |
| | 02/13/07 | | | | 0 | 60,000 | 41.08 | 2,464,500 |
| Alan K. Allred | 02/13/07[1,2] | 50,000 | 200,000 | 600,000 | 0 | 0 | 0 | 0 |
| | 02/13/07[1,3] | 24,000 | 192,000 | 384,000 | 0 | 0 | 0 | 0 |
| | 02/13/07 | 0 | 0 | 0 | 4,000 | 0 | 41.08 | 164,300 |
| R. Allan Bradley | 02/13/07[1,2] | 50,000 | 200,000 | 600,000 | 0 | 0 | 0 | 0 |
| | 02/13/07[1,3] | 19,875 | 159,000 | 318,000 | 0 | 0 | 0 | 0 |
| | 02/13/07 | | | | 4,000 | 0 | 41.08 | 164,300 |

[1]It is possible for the award to be zero under both the LTCIP and AMIP/AMIP II if performance falls below the threshold levels.

[2]These numbers represent the range for the three-year performance period of 2007-2009 under the LTCIP.

[3]This number represents the AMIP or AMIP II opportunities for the performance year 2007.

[4]Mr. Stanley also participates in the Market Resources Employee Incentive Plan which is shown here.

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

This table shows outstanding equity awards for named executives. All values shown are as of December 31, 2007.

| Option Awards | | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that have not Vested (#) | Market Value of Shares or Units of Stock that have not Vested ($) |
| (a) | (b) | (c) | (e) | (f) | (g) | (h) |
| Keith O. Rattie | 280,000[1] | 0 | 11.475 | 02/11/12 | 0 | 0 |
| | 200,000[1] | 0 | 14.005 | 02/13/11 | 0 | 0 |
| | 100,000[1] | 0 | 13.710 | 02/01/11 | 0 | 0 |
| | 300,000[1] | 0 | 13.555 | 02/11/13 | 0 | 0 |
| | 0 | 200,000[1] | 38.570 | 10/24/12 | 0 | 0 |
| | 0 | 80,000[2] | 41.075 | 02/13/15 | 0 | 0 |
| | | | | | 85,332 | 4,616,461 |
| Stephen E. Parks | 68,000[1] | 0 | 8.500 | 02/09/09 | 0 | 0 |
| | 88,200[1] | 0 | 7.500 | 02/08/10 | 0 | 0 |
| | 80,000[1] | 0 | 14.005 | 02/13/11 | 0 | 0 |
| | 90,000[1] | 0 | 11.475 | 02/11/12 | 0 | 0 |
| | 96,000[1] | 0 | 13.555 | 02/11/13 | 0 | 0 |
| | | | | | 16,998 | 919,592 |
| Charles B. Stanley | 150,000[1] | 0 | 13.555 | 02/11/13 | 0 | 0 |
| | 112,000[1] | 0 | 11.475 | 02/11/12 | 0 | 0 |
| | 172,000[1] | 0 | 11.975 | 01/31/12 | 0 | 0 |
| | 0 | 200,000[1] | 38.570 | 10/24/12 | 0 | 0 |
| | | | | | 54,000 | 2,921,400 |
| | 0 | 60,000[2] | 41.075 | 02/13/15 | 0 | 0 |
| Alan K. Allred | 10,796[1] | 0 | 8.500 | 02/09/09 | 0 | 0 |
| | 18,100[1] | 0 | 7.500 | 02/08/10 | 0 | 0 |
| | 10,958[1] | 0 | 14.005 | 02/13/11 | 0 | 0 |
| | 8,714[1] | 0 | 11.475 | 02/11/12 | 0 | 0 |
| | 140,000[1] | 0 | 13.555 | 02/11/13 | 0 | 0 |
| | | | | | 18,264 | 988,082 |
| R. Allan Bradley | 75,000[1] | 25,000 | 24.330 | 01/3/15 | 0 | 0 |
| | | | | | 23,332 | 1,262,261 |

[1] The grant dates of these options were ten years prior to the expiration dates.

[2] The grant dates of these options were eight years prior to the expiration dates.

## OPTION EXERCISES AND STOCK VESTED IN 2007

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name<br><br><br><br><br>(a) | Number of Shares Acquired on Exercise (#)<br>(b) | Value Realized on Exercise ($) [1,2]<br>(c) | Number of Shares Acquired on Vesting (#)<br>(d) | Value Realized on Vesting ($) [3]<br>(e) |
| Keith O. Rattie | 50,000 | 1,578,750 | 34,668 | 1,414,568 |
| Stephen E. Parks | 51,000 | 2,091,273 | 4,668 | 191,166 |
| Charles B. Stanley | 0 | 0 | 12,000 | 491,430 |
| Alan K. Allred | 26,696 | 868,782 | 5,802 | 237,396 |
| R. Allan Bradley | 0 | 0 | 6,668 | 265,453 |

[1]This column shows the value realized on exercise, but does not necessarily indicate a sale of the shares upon exercise.

[2]The value realized equals the difference between the option exercise price and the fair-market value on the date of exercise multiplied by the number of shares for which the option was exercised.

[3]The value realized equals the market value on the vesting date multiplied by the number of shares vested.

### RETIREMENT PLANS

The 401(k) Plan allows employees to defer a portion of their compensation, and receive employer matching contributions, to be invested in investment options selected by the participant, including Company stock. The Pension Plan is 100% funded by Company contributions. Funding is based on regulatory requirements using actuarial calculations. The formula under the Pension Plan provides for a basic benefit that is calculated by multiplying the employee's final average earnings by a specified basic benefit factor and then multiplying such sum by the employee's years of service (to a maximum of 25). The final average earnings number is defined as the average annual earnings (including annual incentive payments, but not long-term incentive payments) for the three consecutive years with the highest earnings within the last ten years of employment. This basic benefit is increased for each year of service in excess of 25 and is reduced for retirement prior to age 62, but cannot be taken any earlier than age 55. Employees may also receive a permanent supplemental-benefit that is calculated by multiplying the difference between the employee's final average earnings and the "covered compensation" by a factor that varies by age. (The term "covered compensation" refers to the 35-year-average Social Security wage base tied to the year of an employee's birth). Employees who take early retirement prior to age 62 also receive a temporary supplement until age 62 that is tied to years of service. A participant vests in his or her benefit – that is, the benefit that is accrued will not be forfeited back to the Plan – when his or her employment includes five years of vesting service. An individual is credited with one year of vesting service for each 12-month period in which he or she worked at least 1,000 hours.

Federal tax laws limit both the amount of a participant's annual compensation that can be used to determine benefits under qualified retirement plans and the amount of benefits that can be paid to a participant from such plans. The 401(k) supplemental program of the Wrap Plan and the Supplemental Executive Retirement Plan (SERP), nonqualified plans, were adopted to compensate officers who are affected by these limits. The SERP provides retirement benefits equal to the difference between the benefits payable under the Pension Plan and the benefits that would be payable absent such limits (and absent the deferral of any compensation under the Wrap Plan). Subject to the requirements of IRC Section 409A, any distributions of SERP benefits which accrued on or after January 1, 2005, are made in a lump-sum cash payment or limited annual installments upon a date elected by the participant on or after the participant's termination, death or disability, but no earlier than age 55. All of the officers listed in the Summary Compensation Table have vested benefits under the 401(k) supplemental program and all the listed officers, except Mr. Bradley, have vested benefits under the SERP; all of the listed officers earned annual compensation in excess of the 2007 cap of $225,000.

## PENSION BENEFITS

| Name (a) | Plan[1] (b) | Number of Years Credited Service (#)[2] (c) | Present Value of Accumulated Benefit ($)[5,6] (d) | Payments During Last Fiscal Year ($) (e) |
|---|---|---|---|---|
| Keith O. Rattie | Pension Plan | 7.00 | 176,078 | 0 |
| | SERP | 7.00 | 1,268,593 | 0 |
| Stephen E. Parks[3,4] | Pension Plan | 33.76 | 797,640 | 0 |
| | SERP | 33.76 | 1,510,598 | 0 |
| Charles B. Stanley | Pension Plan | 6.00 | 106,902 | 0 |
| | SERP | 6.00 | 540,903 | 0 |
| Alan K. Allred | Pension Plan | 30.00 | 817,750 | 0 |
| | SERP | 30.00 | 1,297,283 | 0 |
| R. Allan Bradley[7] | Pension Plan | 3.00 | 91,868 | 0 |
| | SERP | 3.00 | 76,386 | 0 |

[1]The Pension Plan is a defined-benefit plan qualified for favorable treatment under the Internal Revenue Code.

[2]Under the terms of the Pension Plan, if the participant has worked 1,000 hours with a participating company in the last year of service, a full year of credit is given. For less than 1,000 hours in a year of service, the calculation is based on 190 hours per month divided by 1,000 hours.

[3]Mr. Parks and Mr. Allred have amounts included as supplemental retirement benefits in lieu of vacation. When the Company changed its vacation policy as of January 1, 1997, each employee was credited with this benefit, which was calculated by multiplying the December 31, 1996, base salary by the hours accrued under the service-date vacation schedule in place prior to the change. These benefits are frozen and include $4,587 for Mr. Parks and $5,534 for Mr. Allred.

[4]Mr. Allred and Mr. Parks are eligible for early retirement under the Pension Plan. The Pension Plan allows early retirement for employees who are at least age 55 with ten years of service. The basic benefit is calculated at 1.3% of final average earnings per year up to 25 years of service and .5% of final average earnings per year after 25 years of service. Early retirement results in a reduction of the basic benefit by 2.5% per year before age 62.

[5]The benefit is calculated at age 62, the earliest age at which a participant may retire under the plan without any benefit reduction due to age.

[6]Assumptions for the Present Value of Accumulated Benefit Calculation

Based on the following year-end financial disclosure assumptions:

- Discount rate: 6.50% for 12/31/07 and 5.75% for 12/31/06;
- Post-normal retirement age (NRA) mortality: 1983 group annuity mortality per Revenue Ruling 95-28 (male and female). Note that no mortality is assumed prior to NRA for proxy disclosure purposes;
- Marital status: 90% married, 10% single for male executives;
- Spouse age: spouse 3 years younger; and
- Form of payment: 50% joint & survivor annuity if married, single life annuity if single.

[7]Mr. Bradley is not yet vested in the Pension Plan or the SERP. The numbers shown reflect his age 62 unreduced benefit assuming vesting was achieved.

## NONQUALIFIED DEFERRED COMPENSATION

| Name (a) | Contributions in Last FY ($)[1,3] (b) | Registrant Contributions in Last FY ($) (c) | Aggregate Earnings in Last FY ($)[2] (d) | Aggregate Withdrawals/ Distributions ($) (e) | Aggregate Balance at Last FYE ($) (f) |
|---|---|---|---|---|---|
| Keith O. Rattie | 93,250 | 74,600 | 16,038 | 0 | 1,840,302 |
| Stephen E. Parks | 45,875 | 18,651 | 28,466 | 0 | 1,073,700 |
| Charles B. Stanley | 99,773 | 73,923 | 7,562 | 0 | 897,426 |
| Alan K. Allred | 22,548 | 18,038 | 1,874 | 0 | 226,640 |
| R. Allan Bradley | 85,985 | 11,730 | 3,358 | 0 | 296,466 |

[1]The named executives automatically participate in the 401(k) supplemental program of the Wrap Plan if their compensation exceeds the compensation cap ($225,000 in 2007 and adjusted for inflation thereafter) and they can no longer make deferrals to the 401(k) Plan. Six percent of compensation in excess of the compensation cap is treated as if contributed to the 401(k) Plan and receives the applicable employer match provided for in the 401(k) Plan. Deferred amounts and the corresponding employer match are accounted for as if invested in Questar stock and are credited with applicable dividends.

[2]Aggregate earnings are not included in the Summary Compensation table because they do not consist of any above-market or preferential earnings.

[3]In 2007, Messrs. Parks, Stanley and Bradley deferred compensation under the deferred compensation program of the Wrap Plan. Under the terms of this program, an employee may elect to defer from $5,000 to 50% of annual compensation. Six percent of any deferred compensation receives a company match as if contributed to the Company's 401(k) Plan. This 6% of deferred amount, as well as the employer match, is accounted for solely as if invested in Questar stock (and will receive applicable dividends). As to the remaining deferred amounts, employees may elect to have all or some (in increments of 25%, 50%, 75% or 100%) of the deferred compensation accounted for as if either 1) invested in Questar stock (and credited with applicable dividends) or 2) credited with interest based on the appropriate 10-Year Treasury Note rate as quoted in the *Wall Street Journal*.

### POTENTIAL PAYMENTS UPON TERMINATION

**Payments to Executives with Employment Contracts**

The table below shows the potential payments to Messrs. Rattie and Stanley under various termination scenarios, calculated pursuant to the terms of their employment agreements. Estimated benefits were calculated assuming the triggering event took place on December 31, 2007. The accelerated equity payment amounts show the vesting of previously unvested restricted shares and options that would accelerate upon the triggering event. If there is a termination due to death or disability, the executive would receive one month's base salary and a lump sum equal to the target bonus under AMIP II and LTCIP (for each performance period that has begun) and any equity grants pursuant to the terms of the individual grants. If the termination is without cause or there is a resignation for good reason, the executive would receive a lump sum equal to base salary for the remainder of the performance period and a lump sum equal to the target bonus under AMIP II and LTCIP (for each performance period that has begun). If the termination is for cause, or the officer resigns other than for good reason, the executive would receive earned but unpaid base salary and vacation benefits. If terminated for any reason, Messrs. Rattie and Stanley would also receive a benefit as defined in the Pension Plan and the SERP. If terminated prior to age 55, the executive would not receive benefits under these plans until at least age 55 and such benefits would be reduced by 6% per year or .5% per month prior to age 65. For Mr. Rattie, the age-65 annual benefit under the Pension Plan would be $25,735 and under the SERP it would be $186,804. For Mr. Stanley, the age-65 annual benefit under the Pension Plan would be $21,794 and under the SERP it would be $112,158.

| Name | Termination for Cause or Resignation ($) | Termination without Cause or Resignation for Good Reason | | | Death or Disability | | |
|---|---|---|---|---|---|---|---|
| | | Base + Bonus Payments ($) | Accelerated Equity ($) | Total ($) | Base + Bonus Payments ($) | Accelerated Equity ($) | Total ($) |
| Keith. O. Rattie | 127,179 | 3,766,667 | 7,682,461 | 11,449,128 | 2,166,667 | 7,682,461 | 9,849,128 |
| Charles B. Stanley | 98,814 | 2,868,667 | 6,808,900 | 9,677,567 | 1,628,667 | 6,808,900 | 8,437,567 |

**Payments to Executives without Employment Contracts**

Messrs. Parks, Allred and Bradley do not have employment contracts. Therefore, any payments due to them under the scenarios shown in this table would be calculated pursuant to the plans detailed in the Compensation Discussion and Analysis, the compensation tables and the terms of equity agreements described above. Additionally, because Messrs. Parks and Allred began working for the Company prior to 1997, they, like all employees who began their employment with the Company before 1997 and have remained employed by the Company on a full-time basis since that time, are eligible for post-retirement medical benefits.

Messrs. Parks and Allred are eligible to take early retirement under the terms of the Pension Plan. Both will receive a benefit under the Pension Plan and the SERP. Early retirement is defined as age 55 with at least ten years of credited service. As of December 31, 2007, Mr. Parks was age 56 with 33.76 years of credited service and Mr. Allred was age 57 with 30 years of credited service. Mr. Bradley was age 56 with 3 years of service.

For termination due to retirement, death or disability, participants (or their beneficiaries) receive a prorated AMIP or AMIP II award at the end of the fiscal year based on the length of service during the fiscal year when compared to the entire period. Under the terms of LTCIP, individuals also receive a prorated award at the end of the performance period based on the length of service during the performance period when compared to the entire period.

Pursuant to the terms of the equity grants under Questar's Long-term Stock Incentive Plan, when Messrs. Allred, Bradley and Parks retire, they will receive accelerated vesting on all restricted stock granted prior to 2006. Grants dated 2006 and later do not automatically provide for accelerated vesting at retirement. However, the Committee may elect to amend the awards.

Potential Payments Upon Termination Due to Retirement, Death, Disability

| | Termination Due to Retirement | | | Termination Due to Death or Disability | | |
|---|---|---|---|---|---|---|
| Name | Non-Equity Incentive Plan Payments[1] ($) | Accelerated Equity ($) | Total ($) | Non-Equity Incentive Plan Payments[1] ($) | Accelerated Equity ($) | Total ($) |
| Stephen E. Parks | 476,895 | 378,592 | 855,487 | 476,895 | 919,592 | 1,396,487 |
| Alan K. Allred | 472,020 | 447,082 | 919,102 | 472,020 | 988,082 | 1,460,102 |
| R. Allan Bradley[2] | | | | 318,000 | 2,006,511 | 2,324,511 |

[1]Non-Equity Incentive Plan values are the same values shown on the Summary Compensation Table.

[2]Mr. Bradley is not yet eligible to retire. Therefore, he would not receive non-equity incentive plan payments, nor would any unvested equity vest on an accelerated basis due to a retirement.

**Potential Payments upon Termination Following a Change in Control: Executive Severance Compensation Plan**

Under the Executive Severance Compensation Plan, participants receive certain severance benefits upon termination following a change in control, if such termination is involuntary (except if due to cause, death or disability) or the participant voluntarily has terminated his or her employment for "good reason." The severance benefits include a cash payment equal to twice the sum of their annual base salary and bonuses (including the target bonus under LTCIP for the single performance period beginning the year of termination), as well as pro-rated payments under the annual bonus plans and LTCIP. They also receive a payment representing the difference between the net present value of their benefit under the Pension Plan and SERP calculated at the time of their termination, adding two additional years of credited service. Any other payments and benefits provided under the provisions of other plans due to a change in control would be triggered, *i.e.* unvested equity would vest under the terms of LTSIP and participants would receive any deferred compensation to which they are entitled under the terms of the Wrap Plan and SERP. Additionally, these named executives would be entitled to medical and dental insurance coverage under current employee terms for six months after the date of termination. The Plan includes a gross-up tax provision to make executives whole for the impact of excise taxes under Section 280(g) of the Internal Revenue Code. All severance payments are subject to Section 409A of the Internal Revenue Code.

Under the Plan, a "change in control" includes any event required to be reported under Item 6(e) of Schedule A of Regulation 14A of the Securities Exchange Act of 1934, as amended. A change in control is also deemed to occur once any acquiring person becomes the beneficial owner, directly or indirectly, of securities representing 25% or more of the Company's outstanding shares of common stock.

If there had been a termination due to a change in control on December 31, 2007, which triggered the severance benefits, the following additional[1] amounts would have been paid to the named executive officers, which include the tax gross-up: Mr. Rattie: $19,214,309; Mr. Parks: $2,236,934; Mr. Stanley: $14,749,352; Mr. Allred: $2,066,162; and Mr. Bradley: $5,180,129[2].

[1] These amounts are in addition to payments and benefits received by the named executive if termination did not follow a Change in Control (excluding termination due to death or disability); provided that Mr. Stanley's employment contract limits his payment to the higher of any amount payable under the Executive Severance Plan or under his employment contract in the event of a change in control, but not both.

[2] Mr. Bradley's amount includes the whole present value of his accrued benefit under the Pension Plan and SERP as of December 31, 2007, with an additional two years of credited service, which additional two years would give him a vested benefit. The Pension Plan and SERP amounts for all other named officers include only the incremental present value of providing an additional two years of credited service to their Pension Plan and SERP benefit.

## DIRECTOR COMPENSATION

In 2007, non-employee directors were compensated as follows in quarterly installments:

| | |
|---|---|
| Annual Retainer: | $50,000 |
| Committee Retainers: | |
| Chair, Finance and Audit, Management Performance and Executive Committees: | $15,000 |
| Chair, Governance/Nominating Committee: | $10,000 |
| Committee Membership | |
| Finance and Audit Committee: | $7,500 |
| Other Committees: | $5,000 |
| Board Meeting Fee: | $2,000 per Board meeting day |
| Committee Meeting Fee: | $900 ($1,100 for Chairman) |
| Telephone Attendance: | $900 (Board Meeting) |
| | $600 (Committee Meeting – $800 Chairman) |

Directors may receive their fees in cash or they may defer receipt of those fees and have them credited with interest as if invested in long-term certificates of deposit or be accounted for with "phantom shares" of the Company's stock. Directors also received grants of restricted stock. Those directors who defer their fees also defer their restricted stock grants and those grants are accounted for as phantom restricted stock units, meaning that they vest over time like restricted stock. Payments of phantom share balances upon a director's retirement are made in cash.

| Name<br>(a) | Fees Earned or Paid in Cash ($)[1]<br>(b) | Stock Awards ($)[2,3]<br>(c) | Total ($)<br>(h) |
|---|---|---|---|
| Phillips S. Baker, Jr. | 78,900 | 75,424 | 154,324 |
| Teresa Beck | 95,000 | 80,854 | 175,854 |
| R. D. Cash | 60,350 | 61,663 | 122,013 |
| L. Richard Flury | 93,400 | 75,424 | 168,824 |
| James A. Harmon | 89,800 | 78,731 | 168,531 |
| Robert E. McKee III | 90,100 | 75,424 | 165,524 |
| Gary G. Michael | 83,600 | 81,824 | 165,424 |
| M. W. Scoggins | 82,900 | 71,226 | 154,126 |
| Harris H. Simmons | 85,100 | 75,424 | 160,524 |
| Bruce A. Williamson | 75,400 | 54,187 | 129,587 |

[1]Some directors deferred this amount as described above.

[2]On February 13, 2007, all directors received a grant of restricted stock or phantom restricted stock. The grant-date fair value, (calculated in accordance with SFAS 123R for the restricted stock) was $76,892.

[3]Directors had the following aggregate options and unvested stock awards or phantom shares as of December 31, 2007:

| Name | Number of Vested Option Shares* | Number of Restricted Shares | Number of Vested Phantom Shares | Number of Unvested Phantom Shares |
|---|---|---|---|---|
| Phillips S. Baker, Jr. | 0 | 5,338 | 0 | 0 |
| Teresa Beck | 52,400 | 866 | 734 | 4,988 |
| R. D. Cash | 484,790 | 5,338 | 0 | 0 |
| L. Richard Flury | 14,000 | 0 | 2,334 | 5,338 |
| James A. Harmon | 26,800 | 4,722 | 1,734 | 866 |
| Gary G. Michael | 0 | 0 | 2,868 | 6,054 |
| Robert E. McKee III | 14,000 | 866 | 600 | 4,472 |
| M. W. Scoggins | 0 | 0 | 600 | 4,472 |
| Harris H. Simmons | 87,600 | 0 | 2,334 | 5,338 |
| Bruce A. Williamson | 0 | 0 | 0 | 2,622 |

*None of the directors has unvested options.

## COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the Compensation Discussion and Analysis with Management and have recommended its inclusion in the Company's Annual Report on Form 10-K and in this proxy statement.

Management Performance Committee:

L. Richard Flury, Chairman

James A. Harmon

Robert E. McKee III

Gary G. Michael

M. W. Scoggins

## AUDIT COMMITTEE REPORT

Our Committee, which is officially known as the Finance and Audit Committee, originally adopted a Statement of Responsibilities in May of 1997. It has been revised several times since then, most recently in 2007.

Our Committee members are appointed each year by the Board of Directors to review the Company's financial matters. The Board has determined that each member of our Committee meets the independence requirements set by the New York Stock Exchange and is financially literate. The Board has also determined that Messrs. Baker, Harmon, Simmons and Williamson and Ms. Beck are financial experts as defined by the Securities and Exchange Commission under rules adopted pursuant to the Sarbanes-Oxley Act of 2002. No member of the Committee serves as a member of the audit committees of more than three public companies.

We reviewed and discussed with the Company's officers the audited financial statements for the year ended December 31, 2007. We discussed with Ernst & Young, LLP, the Company's independent auditing firm, the matters required by Statement on Auditing Standards No. 61. We have also received the written disclosures and the letter from Ernst & Young required by Independence Standards Board Statement No. 1, and we have discussed with representatives of Ernst & Young its independence from the Company. We have also discussed with the Company's officers and Ernst & Young such other matters and received such assurances from them as we deemed appropriate.

We have adopted procedures for pre-approving all audit and non-audit services provided by Ernst & Young. These procedures include reviewing fee estimates for audit services and permitted recurring non-audit services and authorizing the Company to execute letter agreements setting forth such fees. Our approval is required for any services to be performed by Ernst & Young that are not specified in the letter agreements. We have delegated pre-approval authority to our Chair, but any exercises of such authority are reported to us at our next meeting.

Based on our review and discussions, we have recommended to the Company's Board of Directors the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Finance and Audit Committee:

Teresa Beck, Chair

Phillips S. Baker, Jr.

James A. Harmon

Robert E. McKee III

M. W. Scoggins

Harris H. Simmons

Bruce A. Williamson

# INDEPENDENT AUDITORS

Ernst & Young LLP billed the Company for services as follows. The fees listed are aggregate fees for services performed for each year regardless of when the fee was actually billed. Estimates included in the 2007 Audit Fees include:

| | 2007 | 2006 |
|---|---|---|
| Audit Fees:[1] | $1,217,900 | $1,392,407 |
| Audit-related Fees: | 95,000 | 90,000 |
| Tax Fees:[2] | 10,113 | 11,453 |
| All Other Fees: | 295,455 | - |
| **Total** | **$1,618,468** | **$1,493,860** |

[1]Ernst & Young estimates in 2007 Audit Fees:

| | |
|---|---|
| FERC Form 2 fees | 65,000 |
| Financial audit fees | 170,200 |

[2]2006 Tax Fees were adjusted to reflect $2,908 for review of the 2005 tax return.

Audit fees, including expenses, relate to Ernst & Young's fiscal-year audit and interim reviews of the annual financial statements of the Company and its reporting subsidiaries. This category also includes fees for audits provided in connection with statutory filings and other services such as consents and assistance with and reviews of documents filed with the Securities and Exchange Commission. Audit fees include charges related to compliance with the Sarbanes-Oxley Act of 2002.

Audit-related fees are billed for assurance and related services by Ernst & Young that are reasonably related to the performance of the audit or review of the Company's financial statements, consultations concerning Generally Accepted Accounting Principles, and evaluations of the impact of new requirements mandated by Congress, the Securities and Exchange Commission, and the Financial Accounting Standards Board. These fees also include audits of the Company's employee-benefit plans.

Tax fees primarily include fees associated with tax audits, tax compliance, tax consulting, and tax planning. We have concluded that the provision of the non-audit services listed above is compatible with maintaining Ernst & Young's independence.

# ITEM NO. 2 – RATIFICATION OF AUDITOR

The Board of Directors, upon the recommendation of its Finance & Audit Committee, has affirmed the selection of Ernst & Young, LLP to serve as the Company's independent registered public accounting firm for 2008. We are asking shareholders to ratify the selection of Ernst & Young. Although ratification is not required by the Company's By-laws or otherwise, the Board is submitting the selection of Ernst & Young for ratification because we value shareholder views on the Company's independent registered public accounting firm. In the event that shareholders fail to ratify the selection, the Board of Directors and the Finance and Audit Committee will consider the selection of a different firm. Even if the selection is ratified, the Finance and Audit Committee in its discretion may select a different independent registered public accounting firm, subject to approval by the Board, at any time during the year if it determines that such a change would be in the best interests of the Company and shareholders.

Representatives of Ernst & Young will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

# ITEM NO. 3 – SHAREHOLDER PROPOSAL

Mr. Gerald Armstrong, 820 Sixteenth Street, No. 702, Denver, Colorado, 80202, holder of 327.622 shares of Questar stock, has advised the Company that he intends to present the following proposal at the Annual Meeting.

## RESOLUTION

That the shareholder of QUESTAR CORPORATION requests its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

## STATEMENT OF SHAREHOLDER

The proponent of this proposal believes the election of directors is the strongest way that shareholders influence the direction of any corporation. Questar's board is divided into three classes with each class serving three-year terms. Because of this, shareholders may only vote for one-third of the directors each year. This is not in our best interests as it reduces accountability and is an unnecessary take-over defense.

MDU Resources Group shareholders removed classified terms in its 2007 annual meeting. Its proxy statement in support of this said: ". . . investors view classified boards as having the effect of reducing the accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis. The election of directors is a primary means for shareholders to influence corporate governance policies and to hold management accountable for implementing those policies."

In 2004, Xcel Energy's shareholders voted overwhelmingly to support a similar amendment to de-classify the terms of its directors.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (*Quarterly Journal of Economics*, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual director elections) and firm value.

The need to retain experienced directors should be based on competence and performance, not just tenure. Most of all, good performance can be defended and supported as reason for re-election.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree, that shareholders may benefit from greater accountability afforded by the annual election of all directors, please vote "FOR" this proposal.

## STATEMENT OF BOARD OF DIRECTORS

The Company's Board of Directors has considered the proposal set forth above relating to the declassification of the board, and has determined not to oppose the proposal and to make no voting recommendation to shareholders. The proposal, which is advisory in nature, would constitute a recommendation to the Board if approved by shareholders. The Board recognizes that board classification is a controversial topic, and believes that there are valid arguments in favor of, and in opposition to, classified boards. The Board wants to use this proposal as an opportunity for shareholders to express their views on this subject without being influenced by any recommendation the Board might make.

Supporters of classified boards contend, among other things, that a classified board can promote stability and continuity of leadership, and enhance a board's ability to respond to certain types of takeover bids by making it more difficult for an unsolicited bidder to gain control of a company. Opponents of classified boards often make arguments such as those set forth above in the proponent's supporting statement.

This proposal will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. Such approval would not, by itself, eliminate the classified board. In order to eliminate the classified board, Questar's Articles of Incorporation require a supermajority vote of 80% of the issued and outstanding capital stock. If shareholders approve the proposal at this year's Annual Meeting, the Company will present, for a vote of shareholders at next year's Annual Meeting, an amendment to the Articles of Incorporation that, if approved by supermajority vote, would eliminate the classified board.

If shareholders return a validly executed proxy solicited by the Board of Directors, the shares represented by the proxy will be voted on this proposal in the manner specified by the shareholder. If shareholders do not specify the manner in which their shares represented by a validly executed proxy solicited by the Board are to be voted on this proposal, such shares will be counted as abstentions. Abstentions are not considered votes cast and accordingly will not have any effect on whether the proposal is approved.

## ANNUAL REPORT AND FORM 10-K REPORT

We will promptly send a copy of the Annual Report, Form 10-K (excluding exhibits) or proxy statement to you upon request. Contact Abigail L. Jones at 180 East 100 South, PO Box 45433, Salt Lake City UT 84145, 801-324-5678 to make the request.

## SECTION 16(a) COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and regulations promulgated by the SEC, the Company's directors, certain officers, and persons who own more than 10% of the Company's stock, are required to file reports of ownership and changes in ownership with the Commission and the NYSE and to furnish the Company with copies of all such reports they file. The Company's corporate secretary prepares reports for directors and executive officers based on information known and otherwise supplied. Based solely on a review of such information, the Company believes that all filing requirements, other than those referenced below, were satisfied for 2007. On February 20, 2007, the Company filed Form 4s two business days late for the following officers and directors: James A. Harmon, Harris H. Simmons, M.W. Scoggins, Bruce A. Williamson, Gary G. Michael, Robert E. McKee, R.D. Cash, Teresa Beck, Charles B. Stanley, Keith O. Rattie, Thomas C. Jepperson, Alan K. Allred, R. Allan Bradley and Stephen E. Parks. All of these individuals received restricted stock, phantom restricted stock and/or stock options at the Board meeting on February 13, 2007. The Company filed the Form 4s reflecting these transactions late due to an internal oversight.

## OTHER MATTERS

Pursuant to the Company's Bylaws, business must be properly brought before an Annual Meeting in order to be considered by shareholders. The Bylaws specify the procedure for shareholders to follow in order to bring business before an Annual Meeting. A shareholder who wants to nominate a person for election as a director must deliver a written notice, by certified mail, to the Company's corporate secretary. Such notice must be received at least 90 days and not more than 120 days prior to the anniversary date of the prior year's Annual Meeting. The notice must set forth: (1) the name, address, and stock ownership of the person making the nominations; (2) the name, age, business address, residential address, and principal occupation or employment of each nominee; (3) the number of shares of the Company's stock owned by each nominee; (4) a description of all arrangements and understandings between the shareholder and nominee pursuant to which the nomination is made; and (5) such other information concerning the nominee as would be required, under SEC rules, in a proxy statement soliciting proxies for the election of the nominee. The notice must also include the signed consent of the nominee to serve as a director if elected.

The Company's Bylaws also require that any shareholder who is entitled to vote at the Annual Meeting and who wants to submit a proposal at such meeting without having it considered through the proxy materials must deliver a written notice of the proposal, by certified mail, to the corporate secretary. Such notice must be received at least 90 days and not more than 120 days prior to the anniversary date of the prior year's Annual Meeting. Accordingly, with respect to the 2009 Annual Meeting, such notice must be received no earlier than January 20, 2009, and no later than February 19, 2009. The notice generally must set forth (1) a brief description of the proposal; (2) the shareholder's name, address, and stock ownership; and (3) any material interest of the shareholder in the proposal.

Any proposal (other than a proposal made pursuant to Rule 14a-8) that is received after the time specified above for proposed items of business will be considered untimely under Rule 14a-4(c) and the named proxies will have discretionary authority to vote on the proposal. A copy of the Company Bylaws specifying the requirements will be furnished to any shareholder upon written request to the corporate secretary. The Company's Corporate Governance Guidelines and Code of Business Ethics and Compliance Policy are available on the Company's Web site at www.questar.com and in print at a shareholder's request.

By Order of the
Board of Directors



Abigail L. Jones
Corporate Secretary
Salt Lake City, Utah
April 9, 2008

QUESTAR


FSC

# CORPORATE INFORMATION

## HISTORY
Questar Corporation's origins date to the 1922 discovery of natural gas in southwestern Wyoming by a predecessor exploration and production company. Construction was completed in 1929 on a pipeline to transport a developing natural gas supply to Utah markets. In 1935 various holdings were consolidated under the name Mountain Fuel Supply Company, which was the parent company until 1984. Questar is a natural gas-focused energy company with five principal businesses: gas and oil exploration, development and production; midstream field services; energy marketing; interstate gas transportation and storage; and retail gas distribution.

## COMMON STOCK
- 172.8 million shares issued and outstanding, without par value at Dec. 31, 2007
- Listed on the New York Stock Exchange, ticker symbol: STR

## SHAREHOLDER RECORDS, TRANSFER AND PAYING AGENT
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
Tel. 866-877-6324 (toll free)

## DIVIDEND REINVESTMENT AND STOCK-PURCHASE PLAN
Common stock may be purchased directly from the company. A one-time $10 fee is charged to establish an account. Shareholders may also reinvest dividends to purchase additional shares of common stock. Wells Fargo will process transactions and provide a prospectus upon request (see address above).

## FORM 10-K
Questar's Form 10-K — an annual report of company operations filed with the Securities and Exchange Commission — is available online at www.sec.gov, or by calling Questar at 801-324-5647.

## ANNUAL MEETING
The 2008 Annual Meeting of Shareholders will be held at 8 a.m. Tuesday, May 20, 2008, at the Westin Tabor Center Hotel, 1672 Lawrence Street, Denver, Colorado.

## ANALYST CONTACTS
Stephen E. Parks
Senior vice president and
chief financial officer
Tel. 801-324-5497

Martin H. Craven
Treasurer and director, investor relations
Tel. 801-324-5077
e-mail: martin.craven@questar.com

## MEDIA CONTACT
Corporate communication
Tel. 801-324-5495

## AUDITORS
Ernst & Young LLP
Independent Registered
Public Accounting Firm
178 South Rio Grande Street, Suite 400
Salt Lake City, UT 84101

## COUNSEL
Skadden, Arps, Slate, Meagher & Flom
4 Times Square
New York, NY 10022

# PRINCIPAL OFFICES

## QUESTAR CORPORATION
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5000

## QUESTAR MARKET RESOURCES
*Questar Exploration and Production Company*

*Wexpro Company*

*Questar Gas Management Company*

*Questar Energy Trading Company*

180 East 100 South
P.O. Box 45601
Salt Lake City, UT 84145-0601
Tel. 801-324-2600

## QUESTAR PIPELINE COMPANY
180 East 100 South
P.O. Box 45360
Salt Lake City, UT 84145-0360
Tel. 801-324-2400

## QUESTAR GAS COMPANY
180 East 100 South
P.O. Box 45360
Salt Lake City, UT 84145-0360
Tel. 801-324-5555

## CORPORATE WEB SITE
Corporate information is available online at www.questar.com.

## COMPANY CERTIFICATION
In 2007 the company submitted the annual certification of its chief executive officer regarding the company's compliance with the New York Stock Exchange's corporate governance listing standards pursuant to Section 303A.12(a) of the NYSE Listed Company Manual.

# OFFICERS

## CORPORATE

**Keith O. Rattie***
Chairman, president and chief executive officer

**Charles B. Stanley***
Executive vice president, chief operating officer and director

**Alan K. Allred***
Executive vice president

**R. Allan Bradley***
Senior vice president

**Stephen E. Parks***
Senior vice president and chief financial officer

**Jay B. Neese**
Senior vice president

**Ronald W. Jibson**
Senior vice president

**Thomas C. Jepperson***
Vice president and general counsel

**Abigail L. Jones***
Vice president, compliance, and corporate secretary

**Ruland J. Gill, Jr.**
Vice president, government relations

**Diane Q. Mansfield**
Vice president, human resources

**Martin H. Craven**
Treasurer and director of investor relations

## QUESTAR MARKET RESOURCES

*Questar Exploration and Production*

*Wexpro*

*Questar Gas Management*

*Questar Energy Trading*

**Charles B. Stanley**
President and chief executive officer

**Jay B. Neese**
Executive vice president

**Melvin L. Owen**
Vice president, administration

**James R. Livsey**
Vice president, Wexpro

**Perry H. Richards**
Vice president, Questar Gas Management

**Robert E. Nikkel**
Vice president, Eastern Midcontinent

**Michael D. Penner**
Vice president, Western Midcontinent

**J. Paul Matheny**
Vice president, Rockies Region

**Jim E. Torgerson**
Vice president, Rockies Region drilling and completions

**Austin S. Murr**
Vice president, land and business development

**Eric L. Dady**
General counsel

**B. Kurtis Watts**
Vice president and controller

## QUESTAR PIPELINE COMPANY

**R. Allan Bradley**
President and chief executive officer

**Lawrence A. Conti**
Vice president, operations and gas control

**David M. Curtis**
Vice president and controller

**Kelly B. Maxfield**
Vice president, information technology and administration

**Shahab Saeed**
Vice president

**C. Scott Brown**
General counsel

## QUESTAR GAS COMPANY

**Alan K. Allred**
President and chief executive officer

**Ronald W. Jibson**
Executive vice president

**David M. Curtis**
Vice president and controller

**Kelly B. Maxfield**
Vice president, information technology and administration

**C. Scott Brown**
General counsel

* *Management Committee*

## QUESTAR MISSION STATEMENT

Questar is a natural gas-focused energy company with core operations in the Rockies and the Midcontinent. Our primary business objective is to create superior long-term value for our shareholders. We think and act like owners. We serve our customers well, use capital wisely, operate efficiently and safely, develop new opportunities, and find ways to improve performance. We provide a work climate that brings out the best in our people; we respect and protect the environment; and we contribute to a better quality of life in the communities where we operate. Above all, our reputation for integrity is a source of competitive advantage — one that we intend to preserve.

# CORPORATE POLICIES

## BUSINESS ETHICS AND COMPLIANCE POLICY

Questar Corporation's Business Ethics and Compliance Policy is intended to reflect and preserve the high standards of business conduct that are a company tradition. Questar is committed to full compliance with both the letter and the spirit of the numerous and sometimes complex laws and regulations that affect the company. This statement has been approved by the Finance and Audit Committee of Questar's board of directors and by executive management.

The following policies apply to the conduct of all employees, officers and directors of the Questar group of companies (referred to collectively as Questar):

- Questar is committed to dealing fairly with employees, customers, suppliers and competitors and expects directors, officers, employees and agents to comply with this same standard.
- Questar adheres to the highest standard of business ethics and seeks to merit the respect of government and regulatory authorities, customers, the public, the business community and Questar shareholders.
- Questar and its employees, officers, directors and agents are required to comply with applicable laws, rules and regulations and must avoid any activities that could involve or lead to involvement in any unlawful practice.

## ENVIRONMENTAL POLICY

Questar Corporation will conduct its operations in a manner that respects and protects the natural environment. To ensure effective integration of environmental management into all aspects of our business, Questar will:

- Meet or exceed the requirements of environmental laws and regulations and those other standards that we have voluntarily adopted.
- Ensure that all our employees recognize their responsibility for complying with environmental rules and implementing this policy.
- Encourage our employees to continue to improve their environmental performance by providing the training and the human, physical and financial resources to achieve our environmental goals.
- Prevent pollution and respond to incidents quickly and effectively.
- Work with public and private agencies to ensure that new laws and rules are balanced and effective.
- Implement this policy through various environmental programs, internal guidance, management review and performance monitoring of our facilities and our environmental-management systems.

*Copies of these policies are available on Questar's Web site, www.questar.com.*

## BOARD OF DIRECTORS

**Phillips S. Baker Jr.** (48)
President, chief executive officer and director, Hecla Mining Co.; former chief operating officer and chief financial officer, Hecla; Questar director since 2004.

**Teresa Beck** (53)
Former president and chief financial officer, American Stores; director, Lexmark International Inc. and Amylin Pharmaceuticals Inc.; trustee, Intermountain Healthcare, the Nature Conservancy and the Nature Conservancy of Utah; member of the advisory board for the David Eccles School of Business at the University of Utah and that university's National Advisory Council; Questar director since 1999.

**R. Don Cash** (65)
Retired chairman, president and chief executive officer, Questar Corp.; director, Zions Bancorporation, National Fuel Gas Co., TODCO, Texas Tech Foundation Inc. and Associated Electric and Gas Insurance Services Ltd.; Questar director since 1977.

**L. Richard Flury** (60)
Retired chief executive, gas and power, BP plc; former chief executive, worldwide exploration and production, Amoco; director, Chicago Bridge and Iron Co. N.V. and Callon Petroleum Co.; Questar director since 2002.

**James A. Harmon** (72)
Chairman, Harmon & Co., the Caravel Fund, and the World Resources Institute; director, School of International and Public Affairs at Columbia University, Africare and the Center for Global Development; senior advisor to the Rothschild Group; previously served as Questar director 1976-1997; reappointed Questar director in 2001 after serving as chairman and president of the Export-Import Bank of the United States.

**Robert E. McKee III** (61)
Chairman, Enventure Global Technology; retired executive vice president, exploration and production, ConocoPhillips and Conoco; director, Parker Drilling Co. and Post Oak Bank; member, President's Council for the Colorado School of Mines; Questar director since 2003.


Phillips S. Baker Jr.


Teresa Beck


R. Don Cash


L. Richard Flury


James A. Harmon


Robert E. McKee III


Gary G. Michael


Keith O. Rattie


M. W. 'Bill' Scoggins


Harris H. Simmons


Charles B. Stanley


Bruce A. Williamson

**Gary G. Michael** (67)
Retired chairman and chief executive officer, Albertsons Inc.; director, OfficeMax Inc., Idacorp Inc. and the Clorox Co.; former interim president of the University of Idaho; Questar director since 1994.

**Keith O. Rattie** (54)
Chairman, president and chief executive officer, Questar Corp.; former vice president and senior vice president, Coastal Corp.; former general manager, Chevron Corp.'s international gas unit; past chairman, Interstate Natural Gas Association of America; director, Zions First National Bank; Questar director since 2001.

**M. W. 'Bill' Scoggins** (60)
President, Colorado School of Mines; retired executive vice president, ExxonMobil Production Co.; previously held senior executive positions with Mobil Oil Corp.; member of the National Advisory Council of the U.S. Department of Energy's National Renewable Energy Laboratory; director, Trico Marine Services and Venoco Inc.; Questar director since 2005.

**Harris H. Simmons** (53)
Chairman, president and chief executive officer, Zions Bancorporation; chairman, Zions First National Bank; director, O.C. Tanner Co. and the National Life Holding Corp.; Questar director since 1992.

**Charles B. Stanley** (49)
Executive vice president and chief operating officer, Questar Corp.; president and chief executive officer, Questar Market Resources; former president, chief executive officer and director of Coastal Gas International Co.; former president and chief executive officer of El Paso Oil & Gas Canada Inc.; president and director, Independent Petroleum Association of Mountain States; board member, American Exploration and Production Council and Utah Wildlife and Conservation Foundation; trustee, American Geologic Institute Foundation; director, Hecla Mining Co.; Questar director since 2002.

**Bruce A. Williamson** (48)
Chairman and chief executive officer, Dynegy Inc.; former president and chief executive officer, Duke Energy Global Markets and vice president of finance for Duke predecessor, PanEnergy Corp. Before joining PanEnergy, Williamson held positions in exploration and production and finance with Shell Oil Company; Questar director since 2006.

QUESTAR


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